8/27

02049601

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sage Group

*CURRENT ADDRESS

PROCESSED
SEP 0 6 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4241 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 9/4/02



SAGE

Rapid international expansion from strong South African roots

Sage Group ◦ Annual Reports 2002 ◦ Sage Life

Directorate



SAGE GROUP LIMITED	SAGE LIFE LIMITED
HL Shill (Chairman)*§+	HL Shill (Chairman)
MP Adonisi§	JP Davies (Chief Executive)
Dr DC Cronjé*+	MP Adonisi
JP Davies+	Dr DC Cronjé
BJ du Plessis*	KC Daly
DM Falck	K Vlok (Alternate)
G Griffin*+	BJ du Plessis
JE Henderson+	DM Falck
Dr BM Ilsley	G Griffin
L Kaplan+	JE Henderson
RI Marsden	Dr BM Ilsley
Dr DF Mostert	PM Karstel
B Nackan	L Kaplan
JH Postmus	RI Marsden
CD Stein*	W McCurrie
CL van Wyk*§+	Dr DF Mostert
Adv T van Wyk§	B Nackan
WD Winckler*	JH Postmus
	A Singleton[n]
	CD Stein
	CR Tomsett
	M Venter (Alternate)
	CL van Wyk
	Adv T van Wyk
	WD Winckler

Member of:

* Audit Committee

§ Human Resources Committee

\+ Valuation Committee

[n] British

Contents

1 Profile
2 Salient features
3 Group structure
4 Financial reviews
5 Development highlights
6 Directors' report and review of operations
29 Corporate governance
32 Sage Group code of ethics
33 FINANCIAL STATEMENTS
Sage Group Limited
33 Financial Soundness basis – Index
Sage Life Limited
55 Index
Sage Group Limited
73 GAAP – Index
97 Share analysis
98 Directorate
100 Management
101 Notice of annual general meeting 2002
102 Form of proxy
103 Administration
103 Shareholders' diary

July 2002

SAGE GROUP ANNUAL REPORT 2002.

Positive outlook for the year ahead

Given reasonable performance in the investment markets, Sage Group looks forward to positive results in the year ahead. This is stated by the directors in the annual report for the year ended March 2002

The Group's international operations provide a unique and valuable dimension to its corporate profile in South Africa and in view of their strategic importance, the Group is committed to ensuring that these activities continue to receive strong support, say the directors.

International operations, already a meaningful contributor to earnings, are expected to become a major source in the near term, subject to foreign exchange movements and satisfactory investment markets in the territories in which they operate abroad.

Locally, the South African operations are well placed to sustain their performance, supported by improved investment results following the anticipated return to a more normal growth pattern from the strategic ABSA investment.

The directors note that while growth and profit prospects look attractive, there are circumstances which place a constraint on dividend payments. The servicing costs of the debt instrument which funds the international division are a factor but, more importantly, while the Group's strategic investments are producing attractive returns, these are of a capital nature which cannot sustain the traditional rate of cash dividend payouts. Therefore, attention will now be given to restoring a more balanced spread of assets capable of producing the necessary cash income flows.

The actions contemplated include the redistribution of certain assets, structured finance transactions, raising of capital when appropriate via a public issue or by introducing strategic partners, and a greater reliance in the meanwhile on capitalisation share awards.

SAGE GROUP LIMITED

Sage Centre • 10 Fraser Street Johannesburg 2001 • PO Box 7755 Johannesburg 2000 • Tel (011) 377 5555 • Fax (011) 834 2107 • E-mail sagegrp@icon.co.za • Reg No 70/10541/06

The Group's consistent business strategy over the past decade has progressively repositioned its interests into its two core focus areas of life assurance and unit trusts, supported by the benefits of the significant strategic interest in ABSA, one of South Africa's leading banking groups.

Key features of the Group's recent progress and development are:

- The development of the United States domestic life assurance activities and the rapid momentum achieved from offshore initiatives have brought the international division to the stage where it has become a significant source of premiums, assets and embedded values. The pace of development has been such that planning is now in progress to introduce a strategic partner or partners to contribute the second phase capital required to optimise expansion potential.

- While the life assurance industry in South Africa has faced challenging times, Sage Life has achieved excellent operating results and vigorous new business growth which has sustained the company's record of market share growth. There is confidence that this trend will continue.

- The Group's unit trust activities remain a profitable and integrated core element in the range of wealth management services offered to clients.

- The Group's investment management resources have been further strengthened and, in tandem with a demonstrably successful value-added multi-manager investment approach, the Group is delivering consistent quality performance for clients across the life and unit trust divisions.

- Despite a substantial decline in the share price and hence the marked to market earnings contribution from ABSA in the year to March 2002, the Group remains confident about the long-term investment prospects of this strategic holding and the bancassurance alliance with ABSA continues to produce ongoing reciprocal benefits.

With vigorous new business expansion domestically and internationally, Sage Group showed strong operating performance for the year ended 31 March 2002. This was however distorted by two factors - the significant temporary reduction in the value of the major investment in ABSA at the year end, substantially recovered subsequently, and exchange rate movements which influenced the international operations, now a material component of the Group.

Highlights of the Group's 2002 results were the following:

- On the Group's consistent primary financial soundness accounting basis, headline earnings for the year amounted to R180,6, million compared to R232,6 million in the previous year, a reduction of 22,3%.

  While the operating performance of the South African and International operations displayed a satisfactory and positive trend, earnings were negatively impacted specifically by the temporary decline at the year-end in the price of ABSA. This temporary setback, amounting to approximately R130 million, directly impacting the South African life assurance results, was substantially recovered since the year end.

  Fully diluted headline earnings per share amounted to 123,1 cents, a reduction of 25,1% on the previous year. Excluding the temporary reduction in the ABSA market value, Group headline earnings per share would have increased by 28,9%.

- Sage Group's embedded value at 31 March 2002 amounted to R1,7 billion, equivalent to 1 117 cents per share, after recognising future servicing costs until July 2005 of R166,3 million on the $65 million equity linked note issued during the year (31 March 2001: R1,6 billion - 1 118 cents).

- Sage Life's embedded value increased by 16,8% to R2,5 billion notwithstanding volatility in investment and currency markets. The major components of embedded value showed positive trends - the excess of assets over liabilities increased by 13,7% to R1,8 billion and the present value of future profits from existing business rose by 24,2% to R744 million.

- Sage Life's embedded value earnings increased materially to R420,9 million from R289,6 million in the previous year.

- In a year characterised by sluggish new business growth in the life assurance sector in South Africa in general, Sage Life produced impressive new business results and total new business (domestic and international) more than doubled to a record R3,0 billion

- The Group's international businesses - Sage Life Assurance of America Inc and Sage Life (Bermuda) Limited - made significant progress during the year and international product sales in the first full year of trading, including offshore business generated in South Africa, totalled R2,0 billion, a five-fold increase on the previous financial year.

Rapid international expansion from strong South African roots

Sage Group Limited is a South African-based international life assurance, investment and financial services organisation. Group assets, including international, amount to R11,5 billion and unit trust assets managed total R5,5 billion.

The Group's roots extend back to 1965 with the launch of South Africa's first unit trust. Since 1969, Group activities have been listed on the JSE Securities Exchange SA and Sage Group Limited is listed in the Life Assurance sector.

The Group's operations are based in South Africa, the United States of America and Bermuda and are grouped under Sage Life Limited. Activities encompass the following: life assurance, investment and unit trust management interests; related property investments; and a significant investment in the banking sector.

Sage Life Limited is the fifth largest listed life assurance Group in South Africa, and also holds the Group's International interests. Sage Life's domestic activities embrace the full spectrum of individual life, endowment and health insurance, retirement and employee benefit plans. Sage Unit Trusts Limited is a wholly owned subsidiary and its operations are closely co-ordinated with those of the life division. The international activities of Sage Life of America and Sage Life Bermuda are focused on the distribution of variable annuity and investment products in the United States and offshore via the Bermuda base.

This year's report features prominent South African landscapes which illustrate the stability, diversity and growth of the country in which Sage has established strong roots



Sage Centre, Johannesburg

Salient features

- Strong operating performance
- Earnings per share reduction of 25,1% impacted by temporary decline in value of major ABSA investment
- Continued rapid expansion of international activities
- Sustained organic growth in South Africa
- Record new business achievements
- Increased market share
- Solid embedded value results
- Significant growth of SA and international assets

Group structure



Sage Group Limited
100%
Sage Life Limited
Strategic Investment
SA Operations
International Activities
21,2%
Universa
23,7%
ABSA
Sage Properties
Life Operations
100%
Sage Unit Trusts
Individual & Employee Benefits
13 Unit Trusts
Operations
Financing
90,1%
Sage Life Assurance of America
100%
Sage International Finance BVI
100%
Sage Life Bermuda

SAGE GROUP LIMITED *(FINANCIAL SOUNDNESS)*

			Ordinary shares		
Year ended March	Consolidated assets Rm	Headline earnings Rm	Headline earnings per share (cents)*	Dividends (cents)	Shares in issue (000)
1993	3 477,2	50,0	55,2	30,0	82 774
1994	3 663,0	61,8	65,4	35,0	86 819
1995	4 040,4	80,1	82,7	45,0	103 723
1996	5 161,0	122,3	105,8	70,0	120 653
1997	6 024,6	164,1	132,7	87,0	123 543
1998	7 402,6	222,4	173,9	109,0	127 667
1999	7 729,6	281,8	211,0	126,0	136 318
2000	7 314,0	362,7	257,7	126,0	140 274
2001	7 898,9	232,6	164,3	126,0	144 758
2002	8 993,5	180,6	123,1	30,0**	147 730

* The calculation of headline earnings per share is based on the average number of shares in issue during the year, fully-diluted, where applicable.

**An interim cash dividend of 30 cents per share was declared and paid during the year. Following the change of financial year-end, the next dividend will be considered in or about the last week of August 2002, at the time of announcing the Group results for the period ending 30 June 2002.

SAGE LIFE LIMITED

Year ended March	Total new business Rm	Premiums received Rm§	Payments to policyholders Rm	Total assets Rm	Shareholder's surplus Rm
1993	217,0	427,0	270,5	2 571,3	27,4
1994	302,6	530,0	372,8	2 993,9	34,5
1995	328,9	564,0	458,6	3 458,6	74,5
1996	374,5	661,7	529,6	4 344,6	118,0
1997	376,0	729,3	649,9	5 260,8	150,0
1998	602,9	949,5	728,5	6 613,6	198,1
1999	901,5	1 299,2	870,8	6 814,0	210,0
2000	1 004,4	1 409,7	876,1	7 428,3	391,2
2001	1 083,4	1 417,5	1 027,4	7 889,0	265,8
2002	1 733,9	1 609,6	1 072,4	8 799,1	276,1

§ Net of reassurance

Development highlights

1965 – 1969

- Launch of Sage Fund, unit trust industry and linked assurance pioneer
- Listing of Sage Holdings
- Establishment of property division and acquisition of Schachat homebuilders
- Partnership in Guarantee Life

1970 – 1979

- Launch of FPS, personal financial planning pioneer
- Investment into Leo Computer Bureau (renamed Sage Computing)
- Acquisitions of Netherlands Insurance Company of SA Limited and Equity Life, to form Ned-Equity Insurance Company
- Establishment of Sage Property Trust Managers
- Launch of Federated Property Trust (Fedfund)
- Acquisition of Union & London
- Launch of international financial planning and property development activities

1980 – 1989

- Formation of Pioneer Property Fund
- Launch of CBD Property Fund
- Acquisition of holding in Rand Merchant Bank Group
- Sage Life (formerly Ned-Equity)/National Mutual merger
- Establishment of Independent Financial Marketing Group in the USA
- Allied/Sage grouping
- Sage Property Holdings listed
- Sage Resources Fund launched
- Listing of Sage Financial Services

1990 – 1999

- Amalgamation of Fedfund with CBD Property Fund
- Participation in establishment of ABSA Group Limited
- Rationalisation and restructuring, establishing Sage Group Limited
- Sage Life Holdings becomes 100% owned
- Sale of non-core investments
- Group completes R122,8 million rights issue
- $30 million share placing in Europe
- Level One ADR Programme established in USA
- Merger of IFMG with Liberty Financial, Boston, bank marketing company
- Focusing of operating activities under Sage Life Holdings
- Establishment of Sage Life of America
- $45 million foreign preference share issue
- Information technology co-sourcing partnership
- Launch of eight new unit trusts including Sage Money Market, Sage SciTech and Sage Internet funds
- Introduction of a full multi-manager investment approach
- Sage Life launches new generation product range
- Strategic partnership in USA with Swiss Re
- Sage Life of America rated "A" Excellent by AM Best

2000 – 2002

- USA life sales commence
- Sage Bermuda launched
- Establishment of Sage "Collective Wisdom", MultiFocus, Income and International Equity funds
- Innovative series of offshore investment products launched in South Africa
- Sage Life of America gets second premier rating from Fitch
- Group structure simplified
- Refinancing of foreign capital through $65 million equity linked notes issue
- Rationalisation of property interests through amalgamation of property unit trusts
- Renewal of USA premier ratings
- Rapid development of USA and international distribution



Louis Shill,
Chairman



Introduction

The year under review was characterised by a significant slowdown in global economic growth and, in the aftermath of the events of September 11 in the United States, by disruptive volatility in investment and currency markets. In this environment, the financial services industry has experienced uncertain conditions and generally sluggish business growth. Nonetheless, the satisfactory Group operating results reported at the interim stage, have continued in the second half of the year and are reflected in vigorous new business expansion domestically and internationally.

The Group's interim report cautioned that earnings for the full year would inevitably be heavily influenced by market conditions during the remainder of the year. In the event, the Group's strong operating performance has been distorted by two factors – the significant temporary reduction in the value of the major investment in ABSA Group Limited (ABSA) at the year-end, substantially recovered at the date of this report, and exchange rate movements which influenced the international operations, now a material component of the Group.

The Group's inherent strength is again reflected throughout the embedded value statements.

The Group's inherent strength is again reflected throughout the embedded value statements

Group results

Financial Soundness earnings

	Year ended 31 March	
	2002	2001
	R000	R000
South African operating activities	**67 800**	17 322
– Life assurance	**38 033**	(19 599)
– Unit trusts	**28 281**	25 213
– Other	**19 273**	6 905
– Taxation	**(17 787)**	4 803
International operating activities	**174 028**	150 802
– Value added by international assurance operations	**83 131**	35 992
– Net foreign exchange gains	**90 897**	114 810
– Gain on translation of foreign investments	**304 338**	114 810
– Provision for loss on translation of equity linked notes	**(213 441)**	–
Other net earnings on free assets	**34 279**	97 677
South Africa		
– Income	**15 534**	–
– Unrealised capital revaluations		
– listed investments	**(30 616)**	97 677
– unlisted investments	**(70 000)**	–
International		
– Net surplus on disposal of free assets	**119 361**	–
Sage Life Limited Financial Soundness headline earnings	**276 107**	265 801
Group net financing costs, overheads and secondary tax on companies	**(95 459)**	(33 167)
Group Financial Soundness headline earnings	**180 648**	232 634
Exceptional items	**–**	(6 756)
Group Financial Soundness attributable earnings	**180 648**	225 878
Group Financial Soundness headline earnings per share (cents) (basic and fully diluted)	**123,1**	164,3
Group Financial Soundness attributable earnings per share (cents) (basic and fully diluted)	**123,1**	159,5

Life assurance and related activities are increasingly the dominant source of earnings and their contribution includes the results achieved by Sage Life in South Africa as well as the international activities. The contribution from unit trusts is most satisfactory having regard to the volatile investment markets and fund flows in the industry. Other net earnings on free assets reflect inter alia the temporary reduction in the value of ABSA at the year-end and the net surplus on relinquishing the Group's right of first refusal over Independent Financial Marketing Group in the United States.

Accounting policies and presentation

Consistent with past policy, the Group's primary financial statements are presented on the Financial Soundness basis which equates with the statutorily required Financial Soundness actuarial valuations utilised by all life companies as part of their published statements of embedded value. This primary basis of accounting reflects the accurate and realistic value of the Group and its earnings for the year and is in line with the principle of fair value accounting which is rapidly gaining ground in the life insurance industry internationally.

In addition, the Group provides financial statements in full compliance with South African Statements of Generally Accepted Accounting Practice (GAAP), despite the shortcomings of this standard in a life assurance group and particularly one whose capital and free reserves are substantially dedicated to investments in operating subsidiaries.

Financial results

On the primary Financial Soundness accounting basis, Group headline earnings for the year amounted to R180,6 million compared to R232,6 million in the previous year, a reduction of 22,3%. While the operating performance of the South African and international operations displayed a satisfactory and positive trend, earnings were negatively impacted specifically by the temporary decline at the year-end in the market price of ABSA. This temporary setback, amounting to approximately R130 million, directly impacting the South African life assurance results, had been substantially recovered at the date of this report.



Fully diluted headline earnings per share amounted to 123,1 cents, a reduction of 25,1% on the previous year. Excluding the temporary reduction in the ABSA market value, Group headline earnings per share would have increased by 28,9%.

On the GAAP basis of accounting, which consolidates all subsidiaries predominantly at net asset values, and which is reported in addition to the primary Financial Soundness basis, the Group showed a headline loss for the year of R240,5 million or 163,9 cents per share, compared to headline earnings of R55,3 million (39,0 cents per share) in the previous year. These results illustrate the distortion caused predominantly by ignoring fair values of investments and assets. The GAAP financial statements are accompanied by a reconciliation of the differences which apply between the balance sheets and income statements of the two accounting bases.

Group assets at the year-end, including international, amounted to R11,5 billion, an increase of 36,1% over the year. Unit trust assets managed increased by 19,6% to R5,5 billion.

It was announced on 13 March 2002 that the directors had resolved to change the Group's financial year-end from March to December, effective 31 December 2002, bringing the Group into line with the statutory reporting date of its rapidly expanding international insurance subsidiaries and its South African listed peer companies. Consequently, the next interim reporting period will be the three months ending 30 June 2002 followed by audited results for the nine months ending 31 December 2002.

Dividend declaration and payment dates have been aligned with the change in year-end and future declarations will be in respect of the reporting periods ending 30 June and 31 December respectively. Consequently, the next dividend will be considered in or about the last week of August 2002 at the time of announcing the Group results for the period ending 30 June 2002.

Group embedded value

	31 March 2002 R000	31 March 2001 R000
Shareholders' funds	**1 099 598**	1 053 419
Present value of future profits of Sage Life (net of cost of statutory capital)	**743 989**	599 149
Future financing costs	**(166 263)**	(8 142)
Group embedded value	**1 677 324**	1 644 426
Group embedded value per share (cents)	**1 117**	1 118
Group embedded value earnings	**168 527**	235 091

The embedded value of the Group increased marginally to R1,7 billion, after recognising future servicing costs until July 2005 of R166,3 million on the US$65 million Equity Linked Notes issued during the year. This basis measures the current value of the Group's net assets on the primary basis of accounting together with the present value of future


Our business is dedicated to helping people
achieve financial security

profits from business already written by the life assurance operations (net of cost of capital). Group embedded value earnings for the review period, after recognising future debt servicing costs for the first time, declined to R168,5 million.

Development and prospects

The Group's consistent business strategy over the past decade has progressively repositioned its interests into its two core focus areas of life assurance and unit trusts, supported by the benefits of the significant strategic interest in one of South Africa's leading banking groups. From a position of financial strength in its South African base, the Group has added a vital international dimension through the development of its international activities from the United States and Bermuda bases which enhance the platform for sustainable long-term growth.

Key features of the Group's recent progress and development are:

- The development of the United States domestic life assurance activities and the rapid momentum achieved from offshore initiatives have brought the international division to the stage where it has become a significant source of premiums, assets and embedded values. The pace of development has been such that planning is now in progress to introduce a strategic partner or partners to contribute the second phase capital required to optimise expansion potential.
- While the life assurance industry in South Africa has faced challenging times, Sage Life has achieved excellent operating results and vigorous new business growth





Janssen Davies,
Chief Executive,
SA Operations

which has sustained the company's record of market share growth. There is confidence that this trend will continue.

- The Group's unit trust activities remain a profitable and integrated core element in the range of wealth management services offered to clients.
- The Group's investment management resources have been further strengthened and in tandem with a demonstrably successful value-added multi-manager investment approach, the Group is delivering consistent quality performance for clients across the life and unit trust divisions.
- Despite a substantial decline in the share price and hence the marked to market earnings contribution from ABSA in the review period, the Group remains confident about the long-term investment prospects of this strategic holding and the bancassurance alliance with ABSA continues to produce ongoing reciprocal benefits.
- The Group has reduced its exposure to property management but retains an active, high quality commercial property and land portfolio with specific concentration on meeting Sage Life's investment portfolio needs.



Prospects and dividends

The Group's international operations provide a unique and valuable dimension to its corporate profile in South Africa and in view of their strategic importance, the Group is committed to ensuring that these activities continue to receive strong support. International operations, already a meaningful contributor to earnings, are expected to become a major source in the near term, subject to foreign exchange movements and satisfactory investment markets in the territories in which they operate abroad.

Locally, the South African operations are well placed to sustain their performance, supported by improved investment results following the anticipated return to a more normal growth pattern from the strategic ABSA investment.

The Group therefore looks forward to positive results in the year ahead, subject always to the caveat of reasonable performance in the investment markets.

While growth and profit prospects look attractive, there are circumstances which place a constraint on dividend payments. The servicing costs of the debt instrument which funds the international division are a factor but, more importantly, while the Group's strategic investments are producing attractive returns, these are of a capital nature which cannot sustain the traditional rate of cash dividend payouts. Therefore attention will now be given to restoring a more balanced spread of assets capable of producing the necessary cash income flows.

The actions contemplated include the redistribution of certain assets, structured finance transactions, raising of capital when appropriate via a public issue or by introducing strategic partners, and a greater reliance in the meanwhile on capitalisation share awards.

Review of operations

Sage Group Limited

Sage Group Limited is an investment holding company, incorporating its operating subsidiary Sage Life Limited, and provides strategic direction and funding for Group companies.

Sage Life Limited

Overview

Sage is the fifth largest listed life assurance company in South Africa in terms of total assets. The domestic activities of Sage Life embrace the full spectrum of individual life, endowment, retirement and employee benefit plans, including funeral benefit insurance. Sage Properties is fully integrated as a division of the life company and the operations of Sage Unit Trusts Limited, a wholly-owned subsidiary, are closely co-ordinated with those of the life division. International activities are focused on the distribution of variable annuity and investment products in the United States and offshore via a Bermuda base.

Conditions in the South African life assurance industry have been challenging over the past year and although this has generally impacted on business growth in the sector, Sage Life has shown strong progress. The company's distribution management capability, operating infrastructure, technological strength and product range continue to be actively developed, while the expansion of the business alliance with ABSA and the marked improvement in investment performance being achieved for clients, have continued. Against this backdrop, Sage Life is well placed to maintain its record of market share growth. The international operations have already significantly increased the size, scope and profitability of Sage Life and there is confidence that this trend will accelerate.

Financial Soundness results

	Year ended 31 March	
	2002	2001
	R000	R000
Excess of assets over liabilities	**1 784 028**	1 565 895
Capital adequacy requirement	**462 929**	405 411
Capital adequacy multiple (times)	**3,9**	3,9
Financial Soundness surplus	**276 107**	265 801

These results again demonstrate the inherent strength and stability of Sage Life, notwithstanding volatility in investment and currency markets. This is reflected in the excess of assets over liabilities which increased by 13,9% to R1,8 billion and in the capital adequacy multiple which remains unchanged at 3,9. The capital adequacy requirement provides a buffer against fluctuations in the underlying valuation assumptions.

Embedded value

	Year ended 31 March	
	2002	2001
	R000	R000
Shareholders' funds	**1 784 028**	1 565 895
Present value of future profits (net of cost of statutory capital)	**743 989**	599 149
Embedded value	**2 528 017**	2 165 044
Embedded value of new business	**65 857**	65 190
Embedded value earnings	**420 947**	289 562

Sage Life's financial strength is also demonstrated by the embedded value which increased by 16,8% in the review period to R2,5 billion. The embedded value of new business written during the year amounted to R65,9 million. Embedded value earnings increased by 45,4% to R420,9 million.

B&W Deloitte, International Consulting Actuaries, again reviewed the overall Financial Soundness and embedded valuation approach and confirmed that the calculations, assumptions and methodology used are in accordance with generally accepted actuarial principles and that they have been applied consistently at each valuation.

New business

	Year ended 31 March		
	2002	2001	%
	R000	R000	**change**
Life assurance premiums (gross)			
Individual	**2 753 253**	1 175 846	**134,1**
– annualised recurring			
• South African	**320 704**	314 937	**1,8**
– single	**2 432 549**	860 909	**182,6**
• South African	**423 674**	463 321	
• Sage International (including R1 241,8 million underwritten by Sage Life Assurance of America and Sage Bermuda Limited 2001 – R251,8 million)	**2 008 875**	397 588	**405,3**
Employee benefits – South African	**222 435**	159 318	**39,6**
– annualised recurring	**66 079**	54 169	**22,0**
– single	**156 356**	105 149	**48,7**
Total life new business	**2 975 688**	1 335 164	**122,9**
South African unit trust sales	**2 872 242**	3 736 588	**(23,1)**



In a year characterised by sluggish new business growth in the life assurance sector in South Africa in general, Sage Life produced impressive new business results. Total new business (domestic and international) increased by 122,9% to a record R2,97 billion, in sharp contrast to the muted industry trend. Single premiums increased by 168,0% and recurring premiums by a satisfactory 4,8%.

Sage Life's achievements in the single premium field in South Africa have been particularly notable with total individual single premiums increasing by 95,5% to R1,2 billion.

The company has become a market leader in meeting the demand for international investment products catering to the R750 000 foreign exchange allowance. Total individual recurring new business reached R320,7 million compared to R314,9 million in the previous year.

The strong individual business results have been matched by a resurgence in the Employee Benefits division where total new business increased by 39,6% to R222,4 million. Recurring premiums in this division rose by 22,0% and single premiums by 48,7%.

Total new business (individual and employee benefits) generated within South Africa was R1,7 billion, 60,0% ahead of the previous year. This reflects the success of the company's distribution strategy and its expanding market penetration via diverse channels and strategic alliances, including continuing development of reciprocal business initiatives with ABSA. Other factors include continuing product innovation and in particular, competitive investment performance results achieved for clients by the Group's asset management team.

Sage Life's sustained new business growth is reflected in its growing market share in South Africa. Measured against the country's large life offices, Sage Life's single premium market share shows a four-fold increase over the past 5 years while recurring premium market share has more than doubled over the period.

South African unit trust sales for the year totalled R2,9 billion, 23% below the previous year. In line with the trend throughout the unit trust industry, sales were substantially diluted by a high level of repurchases, resulting in only a modest net inflow of R79,5 million for the period.

International activities

The Group's international businesses, namely Sage Life Assurance of America Inc (Sage USA) and Sage Life (Bermuda) Limited (Sage Bermuda), are now well established and continue to make excellent progress.

Sage USA, the strategic partnership with Swiss Re Life and Health America, is among a select group of US life companies positioned to write leading retail wealth management products including all forms of variable (linked) life and annuity business in all states, other than New York, where the establishment of a separate subsidiary is still subject to regulatory processes. Based in Stamford, Connecticut, the company has an innovative variable product range and a

The Group's international operations provide a unique and valuable dimension to its corporate profile in South Africa



sophisticated operational infrastructure using internet-based technologies and extensive outsourcing of administration and policyholder servicing. A multi-manager investment approach is being followed and an impressive range of prominent investment institutions, including the likes of Alliance Capital, Goldman Sachs, Putman, HSBC and Morgan Stanley are linked to our products. More recently, Sage USA launched a new investment concept *Sector Selector* in partnership with Standard & Poors' that introduces sector investing and sector rotation to retail variable products for the first time in the US. This is further broadening the distribution base to more sophisticated brokers.

The endorsement of Sage USA at a premier *"A" (excellent)* rating level by AM Best, a leading global insurance rating agency, was renewed during the past year. Furthermore, the company is accredited with a premier rating from Fitch, the prominent international rating agency, which renewed an *"AA-" (very strong)* insurer financial strength rating of Sage USA, equivalent to the AM Best rating.

Sage USA is also IMSA certified (Insurance Marketplace Standards Association), demonstrating its commitment to promoting high ethical standards and the fact that the company has undergone rigorous internal and independent assessments to meet IMSA's code of conduct.

Distribution contracts concluded with a number of major United States financial planning, regional broker-dealer and banking groups have been progressively implemented during the year under review. The company now enjoys a preferred





Robin Marsden,
Chief Executive,
International Operations

relationship with the largest distributors in the US independent financial planner, regional broker-dealer and bank markets. The company's contracts, some of which have only recently become progressively productive, embrace more than 50% of the country's independent financial planner market.

We also anticipate continuing close cooperation of marketing initiatives between the South African operations and the offshore Bermuda operations which have the scope for expanding extremely rapidly. The standing and penetration of Sage Bermuda is enhanced by the recent and imminent launches of proprietary offshore products for the leading banking groups, First Union (Wachovia), JP Morgan Chase and HSBC.



Despite the challenging economic environment in the aftermath of the shocking September 11 events in the USA, sales continued to expand and totalled $189 million for the full year against $55 million in the prior year. $87 million of sales arose in the USA and $102 million offshore via Sage Bermuda. While economic conditions in the USA are still not conducive for the marketing of the dominant variable insurance product which the company specialises in, it is fortunate that diversification has taken place offshore where the impact of the uncertainties in US markets is not as severe. The new *Sector Selector* product provides safeguards against volatile markets. The defensive features in particular of this product have been well received in the current investment climate. Sales targets for the coming financial period are higher despite some of the negative circumstances which pertain.

The capital required for the development of the international businesses to date has been provided by the Group and by investment income on invested assets in the USA. These operations are therefore entirely free of any debt financing. As always anticipated, there will be ongoing financing capital needs for a number of years to fund the fast expanding activities. These businesses are of key strategic importance and, to provide the necessary resources, the Group is currently actively pursuing various opportunities revealed by a thorough probe of appropriate international capital markets. The strategy is to introduce a strategic partner or partners either at the Sage Group level or by offering equity in a new holding company which will control both the USA and Bermuda operations. It is planned at this stage to introduce sufficient capital during the coming financial period to meet expansion for a number of years, while being sufficiently funded in the meantime from existing resources.

The Group's accounting policies are dealt with in detail earlier in this report and in the financial statements. The USA practice is to account for life assurance companies on the Statutory and/or US GAAP bases. Neither of these bases is considered appropriate for reflecting the ongoing contribution of the international operations to the value of the Group as a whole. In line with the Group's policies and past practice regarding meaningful subsidiaries of Sage Life, the international activities are accounted for in the primary financial statements as investments and as such need to be fairly valued to conform with the requirements of the South African statutory Financial Soundness actuarial valuation. The leading firm of actuaries, Milliman USA, was therefore again briefed this year to report on a 10 year

The international division has become a significant source of premiums, assets and embedded values

presentation of existing business value, future or new business value, Embedded value and Appraisal value.

The assumptions and methodology underlying the values are outlined in the Milliman USA report dated May, 2002. It is important to note that the report is intended to provide certain actuarial information and analyses as of March 2002 that would assist a qualified person, technically competent in the area of Embedded and Appraised values to develop an understanding of the development, over time, of the expected future embedded and appraised values of the company. In order to understand and rely on the Milliman USA report as released, it must be read in its entirety.

To provide a broad understanding of the methodology adopted, the Group is again making the report, excluding certain appendices containing highly confidential competitive information, available to shareholders and other interested parties who submit a written request. It is hoped that the detailed descriptive material and summary of results will be of value and provide a clear understanding of the valuation approach of the company.

The salient features of the values applicable to the year under review are as follows:

	2002 US$m	2001 US$m	**2002 Rm**	2001 Rm
Embedded value of business in force	**8,2**	2,7	**93,3**	21,4
Free surplus	**38,3**	41,6	**435,9**	332,6
Outside shareholder's interest	**(14,5)**	(14,5)	**(165,0)**	(115,6)
Embedded value	**32,0**	29,8	**364,2**	238,4
Capitalised excess expenses*	**72,4**	45,0	**824,1**	360,2
Group carrying value** (adjusted embedded value)	**104,4**	74,8	**1 188,3**	598,6
Present value of future new business less capitalised excess expenses	**412,4**	206,6	**4 694,1**	1 652,6
Appraisal value	**516,8**	281,4	**5 882,4**	2 251,2

*The expenses anticipated to be recovered out of future premiums and broadly analogous to capitalised acquisition expenses under US GAAP accounting.

**Group carrying value – the Group carrying value of $104,4 million (R1,2 billion) reflected above has been reduced in the Group results by charging an amount of R213 million as a provision against foreign exchange exposure at the balance sheet date on the US$65 million Equity Linked Notes which fund the international business.



From left to right: Senior management, International Operations, Mitch Katcher, Robin Marsden, Nancy Brunetti, Al Liebowitz and Denis Kaplan

Notes

1 Milliman USA has relied on certain information supplied by the company as well as on published financial information. In particular they have utilised:

- Information contained in the company's audited statutory and tax financial statements.
- Expense and sales budget information contained in the company's financial projections.
- Information on the company's product specifications and future expected experience as embodied in internal pricing.
- Information on reinsurance amounts, premium rates, and recapture provisions for proposed treaties and treaties currently in place.
- Information on tax status, asset management fees and sundry other items referred to in detail in the Milliman USA report.

2 Actual experience may of course differ from the assumptions and projections and to that extent could impact on the embedded value adopted by the Group. Every effort has however been made to develop realistic projections in line with Sage's pricing assumptions and industry experience and to provide accurate data for purposes of the valuation.

3 No specific account has been taken in the valuations adopted by the Group of value which may attach to future new business. However, the capitalised excess expenses included in the carrying value as calculated would be equivalent to 14,9% of the present gross value of future new business (which figure has been reduced by the excess expenses capitalised). In 2001 this ratio amounted to 17,9%. Only when a clear pattern of new business develops in the International Group will consideration possibly be given in future years to taking into account an appropriate percentage of the value of future business in arriving at a more realistic appraisal of the international operations. In particular, it must be noted that the present value of future new business is dependant on the actual level of future sales achieved. With the introduction of a strategic partner or partners as envisaged, any value attaching to such a capital transaction will naturally in itself provide a benchmark for future carrying values.

4 Appraisal value relationship to market value

The Milliman USA report states:

"The appraisal value does not necessarily represent the value of a company's stock in the open market. Rather, it is derived from a carefully constructed projection of future earnings and therefore reflects the value of a company's earnings potential under a specific set of assumptions. Assignment of a value to any business enterprise is also a matter of informed judgment. Purchase or sales price is determined by the parties involved, based on their respective evaluations of all relevant factors, including:

- The perspective of the buyer and the seller and the level of confidence regarding the assumptions underlying projected earnings,
- The desired rate of return and the associated cost of capital,

Sage Life has achieved excellent operating results and vigorous new business growth which has sustained the company's record of market share growth



• The degree of urgency associated with the sale or acquisition,

• Economies of scale and scope associated with the potential transaction and

• Significant tax or other consequences, unique to a proposed transaction, which can have an effect on fair market value.

It should be noted, however, that purchasers and sellers of US life insurance companies and their investment bankers typically use actuarial appraisals as part of the process to determine an appropriate purchase or sale price."

5 The appraisal value per the current Milliman USA report is considerably higher than projected in the previous year. This difference has been fully reconciled and is accounted for mainly by:

USA – new products introduced and refinement of assumptions including taxation – $53 million.

Bermuda – accurate reinsurance modelling of the higher than anticipated Bermuda margins, taxation, etc – $76 million.

South African operations

ABSA Investment

ABSA is an important and substantial investment for the Group and is accounted for as a strategic investment. The predominant part of this investment is pooled with the holdings of Remgro Limited and the Mines Pension Funds in Universa (Pty) Limited.





John Henderson,
Executive Director
and Statutory Actuary

Sage Life has a 21,2% interest, valued at R806,5 million at 31 March 2002, in Universa, which is one of the major shareholders in ABSA, controlling approximately 24% of that company's capital. In a consortium, Universa and Sanlam Limited control approximately 47% of ABSA.

In our report last year, we indicated that negotiations were in progress with the objective of unbundling Universa such that each of the shareholders would own ABSA shares directly, with Sage Life owning approximately 5% of the issued share capital of ABSA, the sale of which would be subject to certain pre-emptive rights and orderly market arrangements. Negotiations between the consortium members regarding the unbundling and the future ABSA shareholding relationship have proved to be protracted but will hopefully soon make progress so that the complex relationship among the consortium members vis-à-vis ABSA will be clarified.


SageNEWS
Insight

ABSA is one of the dominant banking and financial services groups in South Africa, and there are important reciprocal business relationships between the Group and ABSA which continue to be actively developed. This includes the highly successful initiatives by the Group's South African and international operations and ABSA's domestic and offshore distribution and asset management divisions in the marketing of international investment products to the South African market, as referred to under "Product development" below. The continuing development of business initiatives with ABSA has contributed to a further gratifying increase in total new business generated by ABSA for Sage Life, with particularly strong growth in single premium production during the past year.

The financial results of ABSA for the year to March 2002 disclosed headline earnings per share of 291,1 cents compared with 377,2 cents in the previous year. While ABSA's core retail and corporate banking and other financial services activities have continued to perform very well, its results have been impacted for the year by their micro-lending organisation Unifer, formerly separately managed. Unifer is to be operationally integrated following a proposed Scheme of Arrangement whereby ABSA will become the owner of the entire share capital of that company.

Sage Life's holding in ABSA is accounted for as an investment which is marked to market and the temporary decline in the ABSA share price at the year-end materially impacted earnings as discussed elsewhere in this report.

Distribution channel development

Divisional operations

- *Individual* – overall performance in this division, which markets through brokers and agents, was most satisfactory, with notable achievements in expanding offshore single premium investment production through external intermediaries, particularly ABSA. Total annualised recurring new premium in the division increased marginally to R320,7 million, a sound performance compared to the muted industry trend. On the other hand, single premium new business in South Africa increased dramatically to R1,2 billion, a 95,5% increase on the previous year.

Broker division – this division services a large number of intermediaries – ranging from independent brokers and broker networks, to large corporates and major institutions. Annualised recurring new business premiums in the review period increased marginally to R192,3 million but single premium new business of R1 billion was more than double the record level achieved in the previous year.

Much effort continues to be devoted to enhancing service standards and relationships throughout the broker division, particularly with the large corporate and banking brokerages which provide substantial support to Sage Life. The intermediary force of ABSA Financial Services again significantly increased its support for Sage Life during the past year, producing substantial single premium business for the Bermuda branch.

Agency division – the company's agency force has been progressively expanded in recent years to some 650 members currently, with specific success in attracting specialised and experienced franchise entities. The introduction of a comprehensive computerised financial needs analysis system called *sageInsight*, together with sophisticated risk profiling processes, proficiency testing and the enforcement of minimum production standards, continues to enhance professional standards, sales productivity and the quality of business. These steps have also facilitated the expansion of compliance activities ahead of legislation regulating conduct in the insurance sector.

• *Employee benefits* – With a strengthened senior management team and an expansionary but focused development strategy, this division has made encouraging progress. Employee benefits is an intensely competitive market sector with premium flows displaying high sensitivity to short-term investment performance despite the essentially long-term horizon of retirement planning. In the event, investment results have shown a very substantial and sustained improvement across the company's employee benefit portfolios in recent years, attracting renewed interest from the traditional distribution channels.

Total employee benefits new business for the past year increased by 39,6% to R222,4 million. Recurring premiums rose by 22% to R66,1 million and single premiums by 48,7% to R156,4 million.

During the review period, risk premium rates were reviewed and a number of new investment portfolios were introduced to leverage the division's excellent investment performance. Continuing system enhancements have also improved operational efficiency.

Product development

Continued progress has been made in terms of new product development during the past year, maintaining the company's record of excellence in innovation and underpinning the momentum of new business growth.

In our last report we referred to the launch of a series of innovative global investment plans providing clients with access to both United States and European-based asset management expertise. These plans, which are US dollar-based vehicles for clients to invest their offshore allowance (currently R750 000) are offered through Sage Life's Bermuda branch and provide significant benefits relative to direct foreign fund investment.

Following the exceptional success of the first offshore initiative, *The Global Investment Plan*, a second major plan, *The International Investor* was launched during the past year



From left to right: Sage Life executive directors, Colin Tomsett, Peter Karstel, Tony Singleton, Kevin Daly, Kobus Vlok, Marli Venter, Wayne McCurrie and Group Secretary, Stewart Cant



Leon Kaplan,
Executive Director, Finance

providing clients with access to both United States and European-based investment expertise in one product. This plan, also offered through Sage Life's Bermuda branch, uses the risk profiling, asset allocation and fund selection resources of LPL Financial Services ("LPL"), one of America's largest independent investment brokerage and financial planning networks and its offshore associate, Global Portfolio Advisors, as well as selected European-based alternative strategy funds managed by TriAlpha. LPL also supports Sage Life of America in the distribution of variable annuities in the United States.



The offshore initiatives were further extended during the review period with the introduction of a capital guarantee option and recently with the launch of *The Global Savings Plan*, an affordable monthly premium option alternative to supplement the offshore series. This plan uses the multi-manager expertise of TriAlpha Asset Management of the UK to access leading global fund managers.

Other new product initiatives during the past year included an additional tranche in the *Global Plus Series*, a single premium plan providing capital guarantees and performance linkages to leading world markets, and an expanded range of structured finance plans offered under the Sage Life *Executive Series*. Further enhancements were also made to the Employee Benefits product range.

Policyholder benefits

During the review period, policyholders continued to benefit from competitive bonuses in line with market trends and other forms of profit participation appropriate to the comprehensive variety of policies made available by the company. Policyholder benefits, reflecting claim, maturity, annuity and surrender and termination payments, totalled R1,1 billion, marginally higher than total benefits of R1 billion in the previous year.

Business conservation initiatives to improve persistency levels continue to receive high priority and are showing encouraging results, with a significant decline in Sage Life's lapse experience. Nonetheless, the subject of lapses, surrenders and terminations remains an area for concerted action throughout the industry. The company is committed to further improving the level of success in business conservation and inter alia is using sophisticated call centre and other technologies to enhance communication with clients and to support the production of quality business. In addition, *Sage Predictor*, a sophisticated software system designed to control the quality of business written and to support the business retention strategy, has been introduced.

Assets

Sage Life's assets, based on the values of the underlying investments, increased to R8,8 billion from R7,9 billion at the end of the previous year. Funds under management in the unit trust subsidiary total R5,5 billion.

Expenses

Management's strategy continues to emphasise stringent control of expenses notwithstanding the increase in new business, and the increase in operating expenses of management was contained in line with budget for the past year. Expense control continues to be facilitated as a result of the technology outsourcing partnership referred to below.

Information technology

Sage Life's long-term outsourcing agreement with EDS, one of the largest international information technology services companies, continues to produce significant ongoing benefits in the critical areas of cost containment, revenue generation, service levels and distribution capabilities.

This innovative business partnership is committed to optimising efficiency by applying global best practices and processes to further enhance Sage Life's overall business performance. EDS shares directly in the risk and reward of the venture through a fee, based inter alia on Sage Life's revenue growth.

During the past year, additional phases in the development of policy administration systems were initiated and numerous other technology enhancement projects were progressed. These include the nationwide introduction of *sageInsight*, a sophisticated financial needs analysis software system for use by the agency force, and the installation of new call centre technology. Sage Life has also joined an industry technology platform initiative, *Astute*, which provides a communications bridge between assurers and intermediaries. A number of e-commerce projects, which include interactive unit trust trading capability, have been completed.



Implementation of a new investment administration support and technology infrastructure which inter alia, facilitates effective interaction with the fund managers, was completed during the year and related financial and cash management systems are currently under development.

Administration

The number of new business cases processed during the year was in excess of 57 000 with a further meaningful increase in the average size of cases written. The specialised risk unit, which focuses on sums assured in excess of R2,5 million and on sub-standard underwriting risks, continues to facilitate operating efficiency. The administration division again successfully managed the volume of new business without a significant increase in its staff complement. This achievement reflects the continuing systems progress made in numerous areas, and the effective utilisation of the integrated client management system. During the year a specialised business unit was created within the division to administer the burgeoning new business generated for the Bermuda branch.

Underwriting

The company's sound underwriting policy continues to produce favourable mortality and morbidity results. Although the level of HIV positive test results is still increasing among applicants, AIDS-related claims remain minimal and well below the industry average.

Investments

	Year ended 31 March		
	2002 Rm	2001 Rm	**% change**
Investment income	**341,1**	263,3	**29,5**
Net realised and unrealised capital gains	**671,1**	472,4	**42,1**
Total investment return	**1 012,2**	735,7	**37,6**

Overview – Global economic conditions stabilised during the latter part of the year under review and signs of economic expansion are currently emerging specifically in the USA. Global equity market returns have however generally continued to disappoint and were still negative for the year. In contrast, world emerging market returns have been positive. This trend clearly shows the swing towards commodity price related emerging markets, along with increasing appetite for risk in the face of lacklustre developed market performance. South African equities have performed particularly well, recording a capital gain of 34% for the year. Even in US dollar terms, the JSE All Share Index has performed in line with world markets post the 1998 Asian crisis.

Sage Life's investment income rose by 29,6% to R341,1 million while net realised and unrealised capital gains of R671,1 million were substantially ahead of the previous year's level. The total investment return for the year increased by 37,6% to exceed R1 billion.

The distribution of Sage Life's investments between the major asset categories, and a sectoral analysis of listed



Bernard Nackan,
Managing Director,
Sage Unit Trusts

and unlisted shares, is reflected in Note 2 to the company's financial statements. Total investments were valued at R8,3 billion at year-end compared with R7,4 billion the previous year. Sage Life's property investments are discussed under Sage Properties below.

Asset management – The Group has continued to enhance and refine its asset management process. In addition to the manager selection process, additional emphasis has been given to asset allocation and sector rotation within the Sage investment function. Other than the utilisation of specialist share selection skills via the multi-manager process, Sage Life controls the full investment function.


SAGE UNIT TRUSTS

The flexibility of this approach will greatly benefit the Group into the future. It has enabled the Group to adapt its investment process to changing circumstances and clients continue to benefit from competitive investment performance.

While having been negatively affected by the temporary decline in the value of ABSA at year-end, investment performance over a broad front continues to be competitive – unit trust results are discussed below. The life and employee benefit funds rank very satisfactorily in relation to their peers and the recovery post year-end in the share price of ABSA will have a significant positive impact on performance.

Sage Unit Trusts Limited

Sage Unit Trusts, a wholly owned subsidiary of Sage Life, is the management company of the Group's unit trusts. Sage Fund, which pioneered the South African unit trust industry 37 years ago, provided the foundation for the Sage family of funds which has been progressively expanded to the current thirteen funds, spanning a variety of general and specialist equity and fixed interest investment areas.

During the review period, the Sage Unit Trust product range was extended with the establishment of Sage Income Fund which has filled a gap in the range of fixed interest unit trusts offered by the company, positioned from a risk viewpoint between the Money Market and Gilt Funds. The Income Fund, which invests in high yielding fixed interest securities with an average duration not exceeding two years, is structured to provide a reasonable to high level of current income and stability for capital investment.

Sage Global Fund, which was closed to new investments in November 2000, reflecting SA Reserve Bank exchange control regulations which limit offshore investments by unit trust companies, was reopened in November 2001. However, the limited additional offshore capacity was rapidly absorbed and this fund, which has produced outstanding results for investors, has regrettably again been closed to new investment.

Following regulatory approval, the management company is currently implementing the consolidation of the global equity content of Sage Fund into Sage Global Fund which will hold its international content in future via the Global Fund. This move will streamline administration and asset management.

During the past year, the management company conducted a ballot of unitholders to give effect to the deregulation of unit trust fees and charges following the amendment of the Unit Trusts Control Act. Ballots were approved by a substantial majority of unitholders in Sage Fund and the Financial

Services, Resources, Performance, SciTech and Gilt funds. Effective 1 January 2002, service charges were increased in the relevant funds in line with industry trends, improving the management company's ability to continue enhancing service levels, technology and administrative systems and access to skilled professional managers.

As discussed earlier in this report, the Group's asset management team, together with the underlying multi-managers, continues to produce generally competitive results. The diverse Group of leading domestic and international managers selected to manage the Group's unit trusts has enabled it to respond rapidly and effectively to changing circumstances and market conditions, and an impressive Group of institutions is managing our fund portfolios.

Performance of the Group's unit trusts has reflected the volatile and contrasting sectoral market trends over the year. There have been a number of outstanding performance achievements, notably the Sage Global and Performance Funds which lead the rankings in their sectors and Sage Resources Fund which achieved an exceptional 95,9% return for the year to feature as one of the top performing unit trusts across the entire industry. The Global and SciTech funds received Standard and Poors' awards for their sector-leading performances in South Africa. Sage Fund and the MultiFocus and Collective Wisdom funds produced inflation-beating returns while the Money Market fund's return was marginally below the sector average. The Financial Services, Gilt and Internet funds performed below their sector averages.



The unit trust industry as a whole continues to expand, specifically in the money market, high income and bond sectors but is still experiencing high volatility in fund flows. The strong performance of the equity market in the year to March 2002 was particularly evident in the resources and mining sectors while the domestic equity funds in general experienced net outflows. With the continuing trend of convergence in the financial services sectors, unit trusts are increasingly being utilised by life assurers, pension funds and multi-managers as building blocks for their products – these institutional funds, which already represent 22% of the total funds under management of R176,3 billion in South Africa, should enhance the stability of the industry's asset base.

The management company's sales for the past year totalled R2,9 billion compared with R3,7 billion in the previous year, a satisfactory performance given the challenging environment. In line with the trend throughout the industry, sales were substantially diluted by a high level of repurchases, R2,8 billion, resulting in only a modest net inflow of R79,5 million for the period.

The management company's profit before taxation amounted to R19,7 million compared with R6,4 million in the previous year and profit after taxation totalled R13,9 million (2001: R4,7 million) which, together with the results of related operations, produced earnings from unit trust activities amounting to R28,3 million compared with R25,2 million the previous year. Assets managed by the company amounted to R5,5 billion at the year-end. The value of Sage Unit Trusts has been written down by R70 million to R300 million to reflect prevailing conditions in the unit trust industry.

Sage Unit Trusts has maintained a meaningful market share in the unit trust sector and we remain confident of continued growth into the future, based on competitive investment performance, continuing new product development and further coordinated effort with other divisions in the Group.

SAGE PROPERTIES

Sage Properties, which is integrated within Sage Life, is focused on the needs of the life company and directly manages a focused portfolio of commercial properties and industrial and residential land holdings for various Sage Life portfolios.

For the year under review, the property division's contribution to Group earnings was R17,0 million compared to R7,4 million in the previous year. Limited selective development activity is ongoing.



The Sage Life investment property portfolio, which consists of modern, high quality properties located in prime nodes, continues to provide a satisfactory return on funds invested. Sales progress in Corporate Park, Midrand, where Sage Life holds the entire equity has been slow, in line with a difficult market. However, current activity shows signs of improvement in the marketing of the second phase of this prominent commercial development.

During the review period, Sage Life successfully completed the further rationalisation of its property interests through the amalgamation of its managed property unit trusts, CBD Property Fund and Pioneer Property Fund with Pangbourne Properties Limited. The transaction, which was concluded on 28 March 2002 included the sale of the management company, Sage Property Trust Managers Limited.

Other information

Statutory

Share capital

Full details of the company's share capital at 31 March 2002 are given on page 44 to the financial statements. Details in respect of Sage Life are given on page 67.

Equity linked notes

The company successfully completed a US$65 million 8% unsecured Equity Linked Notes issue on 22 June 2001 (R739,9 million based on the ruling exchange rate as at 31 March 2002). The terms of the notes are set out on page 46 to the financial statements.

The notes, which are guaranteed by the company, were issued by Sage International Finance Limited (BVI) which has been positioned as a subsidiary of wholly-owned subsidiary Sage Holdings (USA) Inc.

The Equity Linked Notes issue, by way of a private placement to international institutional investors, was substantially over subscribed and has inter alia been used for the redemption by the company of its previous 4,5% cumulative convertible redeemable preference shares for R442,4 million on 30 June 2001. The original US$45 million preference share issue provided the major initial capital base for the Group's international expansion through Sage Life Assurance of America Inc and Sage Life (Bermuda) Limited.

The replacement of the preference share capital with the Equity Linked Notes debt instrument has resulted in a charge against earnings for the review period as a result of the interest, foreign exchange provisions and costs totalling R262,9 million, as opposed to foreign preference dividends of R14,5 million in the previous financial year.

Share purchase schemes

The company operates and maintains an executive share purchase scheme in terms of which convertible debentures in the company, one cent paid, are available for allocation to management and other employees. The debentures are compulsorily convertible into ordinary shares on a one-for-one basis over a maximum period of seven years from date of allocation. The scheme is fully funded by the company and its relevant subsidiaries.

The Group's unit trust activities remain a profitable and integrated core element in the range of wealth management services offered to clients



A share purchase scheme, established in the 1999 financial year to facilitate broader equity participation by management and staff, provides for the purchase of existing ordinary shares in the company (jointly funded by participants and the company), and for share options conferring the right on the holder to subscribe for or purchase ordinary shares in the company at the option price.

In terms of the rules of the schemes, the total number of shares, debentures and share options which may be utilised for purposes of the schemes shall not, without the prior authority of the company in general meeting, exceed 11 000 000 from time to time. At 31 March 2002, a total of 5 690 127 debentures and ordinary shares were held by participants in the schemes, allocated at prices ranging from 270 cents to 2 435 cents per share. A total of 3 776 400 share options were granted during the year. Of these, 200 000 were granted on 1 March 2002 at an exercise price of 505 cents per option and 3 576 400 were granted on 12 March 2002 at 525 cents per option. Options expire if not exercised within 10 years of the date of being granted.



Tangible assets

There has been no major change in the nature of the tangible assets of the company or of Sage Life and their subsidiaries, nor has there been any change in accounting policies relating to tangible assets.

Subsidiary companies

Schedules of material subsidiaries, together with the information required by paragraphs 70 and 71 of Schedule 4 to the Companies Act, are set out on page 54 for the company and on page 72 for Sage Life.

Several changes in the directorates took place and a number of special resolutions were passed during the review period. None of these are material for the appreciation of the state of either company's affairs and are not set out in this report.

Holding company

According to the register of members, no company or individual was a holding company or controlling shareholder of the company at the date of this report. Details regarding the Sage Group Limited shareholder profile are set out on page 97.

Directorate and secretary

The names of the directors of the company and of Sage Life are given on page 98 and that of the secretary on page 103.

Sage Group

In May 2001, four senior Group executives were appointed as executive directors of the company; they are: Mr Janssen Davies, chief executive of South African operations, Mr Robin Marsden, chief executive of international operations, Mr John Henderson, director, and statutory actuary of Sage Life Limited and Mr Leon Kaplan, Group executive director, finance. These additional executive appointments to the board reflect the ongoing integration of the Group's activities and acknowledge the role played by these executives in the co-ordinated management of the Group's business.

In October 2001 Mr Garth Griffin, a non-executive director of the company was appointed to the boards of ABSA Group Limited and ABSA Bank Limited. His appointment follows the retirement of Sage Group Chairman, Mr Louis Shill as a director of ABSA in line with ABSA's retirement policy. Mr Shill remains a director of Universa, one of the major shareholders in the ABSA Group.

Other boards

During the year Mr Peter Karstel, General Manager Group Finance, was appointed to the boards of Sage Life and Sage Unit Trusts. Mr Kobus Vlok, General Manager Broker Division, was appointed an alternate director of Sage Life and Sage Unit Trusts and Ms Marli Venter, General Manager Employee Benefits, was appointed an alternate director of Sage Life.

In March 2002 Mr Wayne McCurrie joined the Group as Chief Investment Officer and was appointed to the boards of Sage Life and Sage Unit Trusts. Mr McCurrie has an outstanding record in the investment industry and we are confident he will further enhance the quality and profile of the Group's investment achievements.

Election of directors

Sage Group

In terms of the company's Articles of Association, Messrs BJ du Plessis, G Griffin, HL Shill, CD Stein, CL van Wyk and T van Wyk retire as directors at the next annual general meeting, but being eligible, offer themselves for re-election.

Sage Life

In terms of the Articles of Association of Sage Life, Messrs DC Cronjé, K Daly, W McCurrie, HL Shill, A Singleton, CD Stein, CR Tomsett and CL van Wyk retire as directors

In tandem with a demonstrably successful value-added multi-manager approach, the Group is delivering consistent quality investment performance for clients



at the next annual general meeting of the company, but being eligible, offer themselves for re-election.

Directors' shareholding and remuneration

The directors' shareholdings in the company's share capital at 31 March 2002 were as follows:

	2002		2001	
	Beneficial	**Non-beneficial**	**Beneficial**	**Non-beneficial**
MP Adonisi	2 888	–	2 643	–
JP Davies	556 975	–	556 975	–
BJ du Plessis	7 172	–	–	–
JE Henderson	247 237	–	247 237	–
BM Ilsley	490 500	–	490 500	–
L Kaplan	341 847	–	312 823	–
RI Marsden	328 606	–	328 606	–
B Nackan	635 584	–	635 279	–
JH Postmus	110	–	110	–
HL Shill	2 464 835	14 197 670	2 464 711	13 714 670
CD Stein	40 394	–	7 407	–
CL van Wyk	1 215	–	1 112	–
	5 117 363	14 197 670	5 047 403	13 714 670

There have been no changes in these holdings from 31 March 2002 to the date of this report.

Details of the directors' remuneration for the review period and of options granted are set out in the Corporate Governance Report on page 29.



The Sage Foundation

Since its establishment, the Group has had a strong sense of social involvement and the Sage Foundation has supported a diverse range of educational, charitable and other social causes over the years. Following an additional capital donation of R5 million to the Foundation by the company in the 1999 financial year, the Foundation has been able to pursue its work more effectively in an environment of increasing needs and priorities.

During the year to 31 March 2001 the restructuring of the Group made possible a further donation of R6,7 million to the Foundation in the form of commercial and residential property assets which are enabling the Foundation to enhance its capital and income and contribute to community needs.


hallmark

Human resources development

General – The development of our people is one of Sage's core values. We see the people of Sage – currently totalling some 1 690 – as a cohesive team committed to the company's core values and clearly focused on achieving the Group's objectives. We are committed to:

- Ensuring that our people have meaningful and productive careers and job satisfaction and that they continue to give us a competitive advantage.
- Empowering and developing all our people as active participants in a climate where quality and creativity are encouraged and recognised.
- Utilising individual potential to the full.

In line with this philosophy, the Group conducts training and development at all levels, ranging from numeracy, literacy, learning assessment and life skills programmes to leadership and management development, including participation in programmes at leading universities and business schools.

Sage Life was the first life assurer in South Africa to institute comprehensive proficiency testing and licensing for all agents to ensure their product knowledge on an ongoing basis across the range of the company's products. This process, which continues to be implemented together with significant financial planning technology, has fully prepared Sage Life for the progressive introduction of new legislation and regulatory supervision measures setting standards for and governing the conduct of intermediaries.

The Group recognises the impact that HIV/AIDS may have on its employees and has consequently established an AIDS Committee which is focused on implementing a comprehensive interaction strategy with staff to improve understanding of, and to deal with AIDS-related issues.

Employment Equity Report – In compliance with the Employment Equity Act, 55 of 1998, the Group as a designated employer, has submitted its employment equity reports dealing with its five year plan for the period 2000 – 2005.

We are committed to promoting employment equity and diversity in our organisation. We are also committed to affirmative action measures intended to facilitate further opportunities for suitably qualified employees from the designated Groups and have set numerical goals to improve their representivity in all occupational levels and categories over the five year period. Satisfactory results have been achieved in terms of both recruitment and development in the designated Groups and information on our progress is shared with staff on a regular basis.

Acknowledgements

Over the years we have built a dedicated, loyal and energetic management team and staff in South Africa strongly committed to meeting client needs and to achieving corporate goals. More recently we have assembled a relatively small but equally talented and effective team to drive the Group's international expansion. We thank all the people of Sage for their valued contributions.

We would also like to thank our customers and business associates for their continuing confidence in the Group and to acknowledge the support and cooperation of the various regulatory authorities, professional advisors and of course our shareholders.

28 May 2002

Corporate governance

Introduction

The Group is committed to effective corporate governance and supports the principles of openness, integrity and accountability as set out in the King Code of Corporate Practices and Conduct.

The directors are satisfied that the Group complies in all material respects with the key provisions of the Code and has also incorporated the reporting aspects for listed companies in its financial statements.

The board has noted the recently released King Report on Corporate Governance for South Africa 2002 (King II) and is committed to finding practicable solutions to the implementation of its recommendations.

Salient features of the Group's system of corporate governance are as follows:

Directorate

The Boards of Directors of the company and of Sage Life Limited, which meet regularly, have unitary structures and are chaired by a non-executive director. The Group's eighteen member board includes five executive directors. The board collectively determines major strategies and policies, approves the Group budget and monitors overall performance. The independent non-executive directors hold or have previously held appointments at the highest level in major business and public organisations.

The directors have access to the advice and services of the Company Secretary and to professional advice at the Group's expense.

More information on the directors is contained on page 98 of this annual report.

Board committees

The following committees are sub-committees of the board and operate according to approved terms of reference.

Group Audit Committee

The committee, which consists of four non-executive directors and two ex officio members (comprising of the Group chairman and the chairman of the Group Risk Management Committee), meets at least four times a year with the external and internal auditors, executive management and the statutory actuary.

The primary responsibilities of the committee are to evaluate matters concerning accounting policies, internal controls, auditing, financial reporting, risk management and compliance.

Both the external and internal auditors have unrestricted access to the chairman of the committee as well as to all records, assets and personnel of the Group.

Human Resources Committee

The Human Resources Committee, which consists of non-executive directors, meets periodically to evaluate all aspects of human resources and remuneration of executive directors and senior executives, recommends the fees to be paid to directors and monitors and approves overall manpower and remuneration policies to ensure that they are appropriate and market related.

Set out below are details regarding the directors' remuneration and share options:

Directors' emoluments

Year ended 31 March 2002 — **R000**

Name	Services as directors	Cash portion of salary	Contributions to pension and med schemes	Other benefits	Total
Executives					
JP Davies*	58	1 135	76	123	**1 392**
JE Henderson*	58	868	66	56	**1 048**
L Kaplan*	58	772	118	247	**1 195**
RI Marsden*≠	–	5 169	503	–	**5 672**
B Nackan	70	1 078	180	105	**1 433**
	244	**9 022**	**943**	**531**	**10 740**
Non-executives					
MP Adonisi	203	–	–	–	**203**
DC Cronjé	95	–	–	–	**95**
BJ du Plessis	90	–	–	–	**90**
DM Falck	70	–	–	–	**70**
G Griffin	268	–	–	–	**268**
BM Ilsley	70	–	–	–	**70**
DF Mostert	70	–	–	–	**70**
JH Postmus	70	–	–	–	**70**
HL Shill	87	2 068	82	291	**2 528**
CD Stein	90	–	–	–	**90**
CL van Wyk	122	–	–	–	**122**
T van Wyk	83	–	–	–	**83**
WD Winckler	85	–	–	–	**85**
	1 403	2 068	82	291	**3 844**
Total	**1 647**	**11 090**	**1 025**	**822**	**14 584**

*Appointed 30 May 2001.

≠Payment made in US dollars. Conversion to Rand made at average exchange rates.

Mr Marsden and Sage Insurance Group Inc. are parties to an employment agreement which provides, inter alia, that in the event of termination of his employment without cause, he will continue to be paid his base salary and employee welfare benefits for a period of 24 months.

Share options

The following options were allocated to directors during the year and remain in force at 31 March 2002

	Number	Issue date	Issue price (cents)	Expiry date
J Davies	400 000	12 March 2002	525	12 March 2012
JE Henderson	188 900	12 March 2002	525	12 March 2012
BM Ilsley	99 500	12 March 2002	525	12 March 2012
L Kaplan	262 100	12 March 2002	525	12 March 2012
RI Marsden	141 200	12 March 2002	525	12 March 2012
B Nackan	170 200	12 March 2002	525	12 March 2012

No options had been allocated in prior years and no options were exercised during the period.

Valuation Committee

The Valuation Committee, which is chaired by a non-executive director, comprises both executive and non-executive directors and meets at the interim and year-end reporting stages.

The purpose of this committee is to review, on behalf of the Board of Directors, the trends and developments in the actuarial valuation results in the annual financial statements and in reports to the regulatory authorities. The valuation process is also reviewed by independent consulting actuaries.

The statutory actuary and the external auditors attend the meetings and have unrestricted access to the chairman of the committee.

Investment Management Committee

This committee is chaired by a non-executive director of the board. The committee meets regularly and comprises executive directors and members of senior management.

The primary objectives of the committee are to determine and monitor the implementation of the investment strategy of the Group. Since the Group has adopted the multi-manager investment approach to asset management, the committee also monitors the performance of the nominated multi-managers.

Group Risk Management Committee

A non-executive director of the board chairs the committee. Other committee members comprise of executive directors and members of senior management representing finance, actuarial, compliance and internal audit. The senior executive responsible for information technology attends the meetings. The committee meets quarterly and is represented at audit committee meetings.

The focus of the committee is to contribute toward the achievement of the Group's performance objectives and strategies through risk management. To this end, it reviews risk management processes in place to identify and control significant risks within the Group.

A Group Compliance Committee has been constituted as a sub-committee of the Group Risk Management Committee. The objective of this committee is to monitor compliance risk within the Group, with a view to ensuring that appropriate procedures are in place to achieve overall compliance with legislation and requirements of regulatory authorities.

Internal control and risk management

The directors, supported by the Audit and Risk Management committees, are responsible for ensuring that the Group maintains adequate risk management processes, including effective systems of internal control.

Details of the major risks to which the Group is exposed are mentioned on pages 51 and 52 of this annual report. The Group maintains systems of internal control designed to provide reasonable assurance as to the integrity of the financial statements, compliance with applicable legislation and regulations and to adequately safeguard, verify and maintain accountability for the assets of the Group and its stakeholders. These controls are based on established policies and procedures and are implemented by trained personnel with an appropriate segregation of duties.

The effectiveness of these systems of control is monitored through, inter alia, the internal and external auditing functions, management and supervisory activities and adherence to performance standards.

Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls and systems has occurred during the year under review.

Financial statements

The directors are responsible for the preparation of the Financial Soundness financial statements of the Group and the annual financial statements of the Group prepared in terms of South African Statements of Generally Accepted Accounting Practice.

The annual financial statements have been prepared from the accounting records on the basis of the consistent use of appropriate policies supported by reasonable and prudent judgements and estimates and fairly present the state of affairs of the Group. The independent auditors are responsible for reporting on these financial statements.

The directors are of the opinion that the company is financially sound and operates as a going concern. The financial statements have accordingly been prepared on this basis.

Employment equity

The Group complies with employment equity legislation and has submitted an employment equity plan and subsequent requisite reports in terms of the Employment Equity Act 55 of 1998. Affirmative action measures adopted form part of the requirements for employment equity compliance. Plans are reviewed annually and are in line with business objectives.

The Group is committed to an affirmative action intervention whereby people from the designated groups are preferentially developed within the organisation, by upgrading their skills and are afforded opportunities for suitable advancement and career growth by the organisation. This is implemented without lowering standards and without threatening the career aspirations or expectations of current organisational members.

Our affirmative action measures are designed to improve the under-representation of and to eliminate the barriers to advancement of employees in the designated groups.

Ethics

The Group is committed to high ethical standards, which are set out in a formal code of ethics.

Communication

The Group is committed to a process of ongoing communication with its stakeholders.

Various media are used to communicate with staff and intermediaries, such as, bi-annual meetings, bi-monthly in-house magazine, annual employee report and other regular publications covering products and new developments within the Group. An intranet site is in place, providing further opportunity to access information about the activities within the organisation.

Presentations of the financial results are made to investment analysts once board approval for the financial statements has been obtained.

The Group's internet site (www.sage.co.za) has information on the Group, its investment approaches, annual reports, share price and its products.

HIV/AIDS

The Group recognises the impact that HIV/AIDS may have on its employees and periodically provides opportunities to staff to gain improved understanding of the issues.

28 May 2002

Sage Group code of ethics

The Sage Group is committed to conducting its affairs in accordance with the law, the highest standards of ethical behaviour and a sense of fair play.

The successful implementation of these principles is dependent on the conduct and good judgment of each employee. It is expected that employees at all levels will conduct themselves in terms of ethical values that will enhance the reputation of the Group.

The principles stated below are provided as broad guidance for a variety of situations.

Integrity is fundamental in all business dealings with our stakeholders, being our customers, shareholders, suppliers, intermediaries, investors and employees.

The Group undertakes to operate in an environment of openness in its dealings with its stakeholders.

The organisation is committed to fair value and quality for customers.

In relation to suppliers, intermediaries and investors, fair practices will be adopted with respect to all business activities.

The Group undertakes to adopt fair employment practices and to provide equal opportunity of employment and development within a working environment conducive to health and safety.

The Group and its employees will at all times comply with the constitution and applicable laws of the country in the performance of their duties.

An employee must not permit a situation to arise where there may be conflict of interest between the organisation and the employee. Examples of such conflict of interest would be:

- disclosure of confidential or proprietary information
- significant financial interest in a competitor or supplier, intermediary or investor
- acceptance of money from a supplier, intermediary or investor
- offering of money by a supplier, intermediary or investor
- acceptance of entertainment or gifts, exceeding ordinary social amenities, from a supplier, intermediary or investor
- appropriation or use of the Sage Group resources for personal benefit, ie unauthorised use of company property.

SAGE GROUP LIMITED

Annual financial statements
for the year ended 31 March 2002

INDEX

Certificate from the company secretary	34
Responsibility for and approval of the annual financial statements	34
Report of the independent auditors	35
SAGE GROUP LIMITED FINANCIAL STATEMENTS PREPARED ON THE FINANCIAL SOUNDNESS BASIS	
Balance sheets	36
Income statements	37
Group statement of changes in equity	38
Company statement of changes in equity	39
Cash flow statements	40
Notes to the annual financial statements	41
Interest in material subsidiaries	54
SAGE LIFE LIMITED ANNUAL FINANCIAL STATEMENTS	55
SAGE GROUP LIMITED ANNUAL FINANCIAL STATEMENTS PREPARED IN TERMS OF STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE (GAAP)	73

Certificate from the company secretary

In terms of section 268G(d) of the Companies Act, 1973, as amended, I certify that, to the best of my knowledge and belief, the company has lodged with the Registrar of Companies for the financial year ended 31 March 2002 all such returns as are required of a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.

C.S. Cant

CS Cant
Company Secretary

28 May 2002

Responsibility for and approval of the annual financial statements

The directors of the company are responsible for the preparation of the Financial Soundness financial statements of the company and Group set out on pages 36 to 54 and the annual financial statements of the company and the Group which have been prepared in terms of South African Statements of Generally Accepted Accounting Practice set out on pages 74 to 96.

The Group audit committee, which consists of four non-executive directors and two ex officio members (comprising of the Group chairman and the chairman of the Group risk management committee), meets at least four times a year with the external and internal auditors, executive management and the statutory actuary. The primary responsibilities of the Group audit committee are to evaluate matters concerning accounting policies, internal control, auditing and financial reporting, risk management and compliance. Both the external and internal auditors have unrestricted access to the chairman of the Group audit committee as well as to all records, assets and personnel of the Group.

The directors, supported by the Group audit committee, are satisfied that management maintained adequate accounting records and an effective system of internal controls. The annual financial statements have been prepared from the accounting records on the basis of the consistent use of appropriate accounting policies supported by reasonable and prudent judgements and estimates and fairly present the state of affairs of the company and the Group. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls and systems has occurred during the year under review.

The directors are of the opinion that the Group is financially sound and operates as a going concern. The financial statements have accordingly been prepared on this basis.

Against this background, the directors of the company accept responsibility for the annual financial statements prepared on the Financial Soundness basis and those prepared in accordance with South African Statements of Generally Accepted Accounting Practice, which were approved by the board of directors on 28 May 2002 and are signed on its behalf by

HL Shill
Chairman

Dr DC Cronjé
Director

28 May 2002

Report of the independent auditors

To the members of Sage Group Limited in respect of the annual financial statements

We have audited the annual financial statements and Group annual financial statements of Sage Group Limited set out on pages 74 to 96 for the year ended 31 March 2002. These financial statements have been prepared in terms of Statements of Generally Accepted Accounting Practice. We have also audited the Group financial statements of Sage Group Limited prepared on the financial soundness basis as set out on pages 36 to 54 for the year ended 31 March 2002. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINIONS

Annual financial statements prepared in terms of South African Statements of Generally Accepted Accounting Practice

In our opinion the financial statements set out on pages 74 to 96 fairly present in all material respects the financial position of the company and the Group as at 31 March 2002, and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the South African Companies Act.

Financial statements prepared on the financial soundness basis

In our opinion, the financial statements set out on pages 36 to 54 fairly present, in all material respects, the financial position of the company and the Group as at 31 March 2002, and the results of their operations and cash flows for the year then ended in accordance with the financial soundness basis of accounting as described on pages 41 and 42.

Grant Thornton Kessel Feinstein

Grant Thornton Kessel Feinstein
Registered Accountants and Auditors
Chartered Accountants (SA)

KPMG Inc.

KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
28 May 2002

Balance sheets

(FINANCIAL SOUNDNESS)

at 31 March 2002

		GROUP		COMPANY	
		2002	2001	2002	2001
	Note	R000	R000	R000	R000
ASSETS					
Non-current assets		8 638 026	7 535 560	123 585	578 398
Tangible assets	2	22 931	22 999	–	–
Intangible assets	3	66 270	57 310	–	–
Investments in subsidiaries	4	–	–	111 246	572 834
Financial assets	5	30 536	42 899	12 339	5 564
Investments of the South African life assurance subsidiary	6	8 518 289	7 412 352	–	–
Current assets		355 515	363 344	14 930	87 963
Trade and other receivables		265 463	198 337	14 145	–
Dividends owing by subsidiaries		–	–	–	87 000
Cash and cash equivalents		90 052	165 007	785	963
Total assets		8 993 541	7 898 904	138 515	666 361
EQUITY AND LIABILITIES					
Ordinary shareholders' interest	7	1 099 598	1 053 419	127 217	225 170
Foreign preference shares redeemed	8	–	440 166	–	440 166
Equity linked notes	9	739 863	–	–	–
Redeemable preference shares issued by subsidiaries	10	98 500	108 500	–	–
Long-term assurance fund	11	6 688 704	5 950 586	–	–
Current liabilities		366 876	346 233	11 298	1 025
Trade and other payables		343 000	282 529	10 933	379
Interest bearing borrowings		11 904	11 244	–	–
Taxation		11 972	52 460	365	646
Total equity and liabilities		8 993 541	7 898 904	138 515	666 361

Assets managed by the USA international assurance operations		2 546 060	579 571		

Income statements

(FINANCIAL SOUNDNESS)

for the year ended 31 March 2002

		GROUP		COMPANY	
	Note	**2002 R000**	2001 R000	**2002 R000**	2001 R000
Turnover	16	**7 487 692**	6 729 365	**163 416**	173 278
South African life assurance operating activities		**145 877**	55 070	**–**	–
International operating activities		**174 028**	150 802	**–**	–
– value added by international assurance operations		**83 131**	35 992	**–**	–
– gain on translation of foreign investments		**304 338**	114 810	**–**	–
– provision for loss on translation of equity linked notes		**(213 441)**	–	**–**	–
South African life assurance investing activities		**(85 082)**	97 677	**–**	–
Net surplus on disposal of international free assets		**119 361**	–	**–**	–
Group operating activities		**(13 398)**	(15 470)	**(1 166)**	5 499
Surplus/(deficit)		**340 786**	288 079	**(1 166)**	5 499
Finance costs		**(64 292)**	(13 293)	**(49 739)**	(5 300)
Income from subsidiary companies		**–**	–	**115 825**	166 513
Income from investments		**6 996**	20 342	**–**	–
Exceptional items		**–**	(6 756)	**–**	–
Profit before taxation	12	**283 490**	288 372	**64 920**	166 712
Taxation	13	**94 700**	47 985	**16 623**	10 237
Profit after taxation		**188 790**	240 387	**48 297**	156 475
Foreign preference dividends		**8 142**	14 509	**8 142**	14 509
Net profit attributable to ordinary shareholders		**180 648**	225 878	**40 155**	141 966
Adjustment for exceptional items		**–**	6 756	**–**	–
Headline earnings		**180 648**	232 634	**40 155**	141 966
Headline earnings per ordinary share (cents)	14				
– Basic and fully diluted		**123,1**	164,3		
Attributable earnings per ordinary share (cents)	14				
– Basic and fully diluted		**123,1**	159,5		

Group statement of changes in equity *for the year ended 31 March 2002*

(FINANCIAL SOUNDNESS)

	Note	Ordinary shares R000	Share premium R000	Con-vertible debentures R000	Capital redemption reserve R000	Non-distributable reserves R000	Retained earnings R000	Total R000
Balance at 31 March 2000		1 403	1	43 993	112	297 018	616 816	959 343
Issued during year		43		2 991	(14)			3 020
Debentures converted during year		2	1 815	(1 817)				–
Share issue expenses			(514)					(514)
Share election reserve						(30)		(30)
Revaluation of investments						(12 748)		(12 748)
Release of excess reserves on redemption of SSI Securities preference shares						42 741	43 548	86 289
Net profit attributable to ordinary shareholders							225 878	225 878
Ordinary dividends	15						(127 872)	(127 872)
Transfer of equity accounted earnings						152	(152)	–
Appropriation for redemption of foreign preference shares							(79 946)	(79 946)
Transfer of non-distributable reserves to distributable reserves						(25 000)	25 000	–
Other						(673)	672	(1)
Balance at 31 March 2001		1 448	1 302	45 167	98	301 460	703 944	1 053 419
Issued during year		29			(29)			–
Share issue expenses			(268)					(268)
Revaluation of investments						(526)	4 162	3 636
Net profit attributable to ordinary shareholders							180 648	180 648
Ordinary dividends	15						(135 629)	(135 629)
Appropriation for redemption of foreign preference shares							(2 211)	(2 211)
Other						3		3
Transfer of non-distributable reserves to distributable reserves						(300 866)	300 866	–
Balance at 31 March 2002		1 477	1 034	45 167	69	71	1 051 780	1 099 598

Company statement of changes in equity *for the year ended 31 March 2002*

(FINANCIAL SOUNDNESS)

	Note	Ordinary shares R000	Share premium R000	Convertible debentures R000	Capital redemption reserve R000	Non-distributable reserves R000	Retained earnings R000	Total R000
Balance at 31 March 2000		1 403	1	43 993	112	93 613	93 269	232 391
Issued during year		43		2 991	(14)			3 020
Debentures converted during year		2	1 815	(1 817)				–
Share issue expenses			(514)					(514)
Share election reserve						(30)		(30)
Release of excess reserves on redemption of SSI Securities preference shares						42 741	13 414	56 155
Net profit attributable to ordinary shareholders							141 966	141 966
Ordinary dividends	15						(127 872)	(127 872)
Transfer of non-distributable reserves to distributable reserves						(25 000)	25 000	–
Appropriation for redemption of foreign preference shares							(79 946)	(79 946)
Balance at 31 March 2001		1 448	1 302	45 167	98	111 324	65 831	225 170
Issued during year		29			(29)			–
Share issue expenses			(268)					(268)
Net profit attributable to ordinary shareholders							40 155	40 155
Ordinary dividends	15						(135 629)	(135 629)
Transfer of non-distributable reserves to distributable reserves						(111 324)	111 324	–
Appropriation for redemption of foreign preference shares							(2 211)	(2 211)
Balance at 31 March 2002		1 477	1 034	45 167	69	–	79 470	127 217

Cash flow statements

(FINANCIAL SOUNDNESS)

for the year ended 31 March 2002

		GROUP		COMPANY	
	Note	2002 R000	2001 R000	2002 R000	2001 R000
Cash flows from operating activities		7 318	160 523	(12 346)	(9 930)
Cash generated by operations	17.1	350 369	376 462	198 068	152 801
Finance costs		(64 292)	(13 293)	(49 739)	(5 300)
Taxation paid	17.2	(135 188)	(60 235)	(16 904)	(15 020)
Cash available from operating activities		151 089	302 934	131 425	132 481
Dividends paid	17.3	(143 771)	(142 411)	(143 771)	(142 411)
Cash flows of life assurance subsidiaries' investment activities		(367 819)	(413 628)	–	–
Cash flows from investing activities		(2 332)	241 706	454 813	4 401
Investments to maintain operations		(8 293)	(8 320)	–	–
Replacement of tangible assets		(10 120)	(12 388)	–	–
Proceeds on disposal of tangible assets		1 827	4 068	–	–
Acquisition and development of intangible assets		(10 041)	(6 709)	–	–
Decrease/(increase) in investments	17.4	16 002	256 735	(6 775)	(4 545)
Decrease in investment in subsidiaries	17.5	–	–	461 588	8 946
		(362 833)	(11 399)	442 467	(5 529)
Cash flows from financing activities		287 878	2 548	(442 645)	2 506
Redemption of foreign preference shares		(442 377)	–	(442 377)	–
Proceeds from issue of 8% Equity Linked Notes		739 863	–	–	–
Proceeds from issue of compulsorily convertible debentures		–	3 020	–	3 020
Costs related to share issues		(268)	(514)	(268)	(514)
Redemption of preference shares issued by subsidiaries		(10 000)	–	–	–
Increase in interest bearing borrowings		660	42	–	–
Net decrease in cash and cash equivalents		(74 955)	(8 851)	(178)	(3 023)
Cash and cash equivalents at beginning of year		165 007	173 858	963	3 986
Cash and cash equivalents at end of year		90 052	165 007	785	963

Notes to the annual financial statements *for the year ended 31 March 2002*

(FINANCIAL SOUNDNESS)

1 ACCOUNTING POLICIES

The financial statements are prepared on the historical cost basis, except for investments which are carried at fair value. The principal accounting policies of the Group are set out below and are consistent in all material respects with those of the previous year.

1.1 Basis of consolidation

The Group financial statements incorporate those of the company and all of its subsidiaries except the subsidiaries of Sage Life Limited which are included at fair value. The results of any subsidiaries acquired or disposed of during the year are included from the effective dates of acquisition and up to the effective dates of disposal.

All inter company transactions and resulting profits and losses between Group companies are eliminated on consolidation.

1.2 Life assurance subsidiaries

The surplus attributable to shareholders has been determined after making provision for actuarial liabilities and any movement in reserves.

1.3 Tangible assets

Equipment and vehicles are reflected at cost less accumulated depreciation and any impairment losses. Depreciation is charged on the straight line basis over the estimated useful lives of the assets.

The estimated maximum useful lives of items of equipment and vehicles are five years for vehicles and three to ten years for equipment.

1.4 Intangible assets

Software in use and under development

Software is reflected at cost less accumulated amortisation and any impairment losses. Software development costs are recognised only when the costs can be reliably measured and the attributable future economic benefits are assured.

Software is amortised on a straight-line basis over the estimated economic lives of up to five years of the assets and is further written down to the extent that any unamortised balance will in all probability no longer be recovered through future expected economic benefits.

1.5 Financial assets (excluding investments of the life assurance subsidiaries)

In the company investments in subsidiary companies are stated at cost less provision for impairment. An impairment provision is recognised when the investment in the subsidiary exceeds its directors' valuation which is based on the fair value of that investment. Other investments are reflected at fair value. The surplus or deficit arising on revaluation is transferred directly to non-distributable reserves. Realised surpluses or deficits, based on cost, are reflected in the income statement.

– Listed investments and unit trusts

Listed investments and unit trusts are stated at market value.

– Unlisted shares

Unlisted shares are stated at directors' value which is based on fair value.

– Erven and land held for development

Borrowing costs and other attributable costs necessary to prepare erven and land for their intended use or sale are included in the cost thereof until such erven and land become available for construction purposes or for sale. If the capitalised cost exceeds the estimated realisable value, provision is made for such excess.

1.6 Investments of the life assurance subsidiaries

1.6.1 Listed investments, unit trusts and unlisted shares, including subsidiaries, are reflected at market value, repurchase price and directors' valuation respectively.

1.6.2 Government, public utility, municipal and other interest-bearing investments are reflected at market value.

1.6.3 Mortgages and loans are reflected at cost.

1.6.4 Property investments, including property subsidiaries, are shown at amounts based on annual directors' valuations of the respective properties and property portfolios. Property trust units are included with listed investments at market value.

1.6.5 Any amounts paid or received in respect of options, if such options are exercised, are added to the cost of acquisition, or to the proceeds of the sale, of the related investments. Amounts relating to options which lapse are included with realised surpluses or deficits on investments. Options still in force are valued at market value under the appropriate investment category.

1.7 Translation of foreign currencies

Transactions in foreign currencies are translated at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Any foreign exchange differences are dealt with in the income statement in the year in which the difference occurs.

Non-monetary assets and liabilities of subsidiaries which are considered to be integrated foreign operations, are translated at historic rates of exchange, with monetary assets and liabilities being translated at rates of exchange ruling at the financial year-end. Income and expenditure of these subsidiaries is translated at the weighted average rate of exchange during the year. Exchange differences arising from the translation of integrated foreign operations are dealt with in the income statement in the year in which the difference occurs.

Notes to the annual financial statements *for the year ended 31 March 2002*

(FINANCIAL SOUNDNESS) (continued)

Assets and liabilities of subsidiaries which are considered to be foreign entities, are translated at rates of exchange ruling at the financial year-end. Income and expenditure of foreign entities are translated at the weighted average rate of exchange during the year. Exchange differences arising from the translation of foreign entities are taken directly to non-distributable reserves. On disposal, such differences are recognised in the income statement as part of the gain or loss on disposal.

1.8 Income of the life assurance subsidiaries

Income and outgo is recognised in the income statement on the following bases:

- Individual premiums – when due from policyholders.
- Employee benefits premiums – when due if reasonably sure of collection, otherwise on a cash received basis.
- Benefit payments – when claims are intimated.
- Premiums and benefit payments – net of reassurance.
- New business costs – when incurred.
- Commissions – when incurred.
- Investment returns – dividends from investments are brought to account when the last day for registration for dividend purposes falls within the financial year except for dividends from subsidiaries which are brought to account in the periods in which the profits relating to those dividends were earned. Interest income is accrued on a time proportion basis.

All investment returns comprising investment income, realised and unrealised surpluses or deficits on disposal or valuation of investments, including subsidiaries, are taken to the long-term assurance fund through the income statement.

1.9 Dividend income

Dividends from investments are brought to account when the last day for registration for dividend purposes falls within the financial year except for dividends from subsidiaries which are brought to account in the periods in which the profits relating to those dividends were earned.

1.10 Dividends paid/capitalisation issues

Where the company awards capitalisation shares and the shareholders are entitled to decline the capitalisation award in respect of the whole or any part of their shareholding and elect a cash dividend instead, the cash amount paid is reflected in the income statement as dividends paid. The nominal value of the capitalisation shares to be issued is charged against capital redemption reserve.

1.11 Taxation

Current taxation comprises taxation payable calculated on the basis of the expected taxable income for the year, using the taxation rates enacted at the balance sheet date, and any adjustment of taxation payable for previous years.

Deferred taxation is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their taxation base. The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using taxation rates enacted or substantively enacted at the balance sheet date. Deferred taxation is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity or in the long-term assurance fund. The effect on deferred taxation of any changes in taxation rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity or the long-term assurance fund.

A deferred taxation asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused taxation losses and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is no longer probable that the related taxation benefit will be realised.

Capital gains taxation balances are reflected at current value and have not been discounted. Deferred capital gains taxation relating to the assets underlying the policyholders' funds is included in the long-term assurance fund.

1.12 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation.

1.13 Employee benefits

1.13.1 Defined contribution plans

Contributions to a defined contribution plan in respect of service in a particular period are recognised as an expense in that period.

1.13.2 Defined benefit plans

Current service costs in respect of a defined benefit plan are recognised as an expense in the current period. The defined benefit liability, current service costs and past service costs are determined by using the Projected Unit Credit Method.

1.13.3 Existing employees

Past service costs, experience adjustments, the effects of changes in actuarial assumptions and the effects of plan amendments in respect of existing employees in a defined benefit plan are recognised as an expense or as income systematically over the expected remaining working lives of those employees, (except in the case of certain plan amendments where the use of a shorter time period is necessary to reflect the receipt of economic benefits by the enterprise.)

Notes to the annual financial statements *for the year ended 31 March 2002*

(FINANCIAL SOUNDNESS) (continued)

		GROUP	
		2002	2001
		R000	R000
2	TANGIBLE ASSETS		
	Cost	57 611	54 318
	Equipment	36 876	34 150
	Vehicles	20 735	20 168
	Depreciation and amounts written off	34 680	31 319
	Equipment	24 511	21 654
	Vehicles	10 169	9 665
	Net book value	22 931	22 999
2.1	**Analysis of movements in net book value**		
	Opening balance	22 999	21 582
	Additions	10 120	12 388
	Equipment	4 930	3 992
	Vehicles	5 190	8 396
	Disposals	(2 432)	(3 363)
	Equipment	(916)	(136)
	Vehicles	(1 516)	(3 227)
	Depreciation	(7 756)	(7 608)
	Equipment	(4 145)	(3 958)
	Vehicles	(3 611)	(3 650)
	Closing balance	22 931	22 999
3	INTANGIBLE ASSETS		
	Cost	74 534	64 493
	Software in use	13 883	9 128
	Software under development	60 651	55 365
	Amortisation and amounts written off		
	Software in use	8 264	7 183
	Net book value	66 270	57 310
3.1	**Analysis of movements in net book value**		
	Opening balance	57 310	51 589
	Additions	10 041	6 724
	Software in use	4 755	1 493
	Software under development	5 286	5 231
	Disposals		
	Software in use	-	(2)
	Amortisation		
	Software in use	(1 081)	(1 001)
	Closing balance	66 270	57 310

Notes to the annual financial statements *for the year ended 31 March 2002*

(FINANCIAL SOUNDNESS) (continued)

	GROUP		COMPANY	
	2002 R000	2001 R000	2002 R000	2001 R000
4 INVESTMENTS IN SUBSIDIARIES				
Shares, at cost less amounts written off			1 802 918	1 122 439
Net amounts owing to subsidiaries			(1 246 441)	(104 374)
			556 477	1 018 065
Less: Total redemption obligation on preference shares issued and held by wholly-owned subsidiary company – Sage Holdings Limited (note 7.2)			445 231	445 231
			111 246	572 834
5 FINANCIAL ASSETS at valuation				
Unit trusts	–	4 165	–	–
Unlisted shares	201	141	–	–
Development properties	–	57	–	–
Amounts advanced to share incentive trusts	30 335	38 536	12 339	5 564
	30 536	42 899	12 339	5 564
6 INVESTMENTS OF THE SOUTH AFRICAN LIFE ASSURANCE SUBSIDIARY				
6.1 Sage Life Limited				
Listed investments	2 363 664	2 512 150		
– shares	1 171 348	1 520 593		
– property trust units	38 854	74 585		
– foreign securities	1 153 462	916 972		
Unlisted investments	1 527 794	1 038 023		
– shares	312 452	370 000		
– international assurance operations	1 215 342	668 023		
Unit trusts	2 815 895	2 300 421		
Foreign cash and cash equivalents	52 666	–		
Government, public utility and municipal stock	1 064 674	867 856		
Debentures, mortgages and loans	37 674	44 483		
Property investments	569 396	569 622		
Loans secured against company's life policies	86 326	79 797		
	8 518 289	7 412 352		
6.2 Sectoral analysis of listed and unlisted shares	1 483 800	1 890 593		
	%	%		
Mining resources	3,2	8,9		
Non-mining resources	3,4	0,9		
Financial	80,8	77,1		
Insurance	2,5	2,4		
Industrial	9,9	10,6		
Real estate	0,2	0,1		
	100,0	100,0		
7 ORDINARY SHAREHOLDERS' INTEREST				
Ordinary share capital (note 7.1)	1 477	1 448	1 477	1 448
Share premium (note 7.3)	1 034	1 302	1 034	1 302
Capital redemption reserve	69	98	69	98
Non-distributable reserves (note 7.4)	71	301 460	–	111 324
Retained earnings	1 051 780	703 944	79 470	65 831
Compulsorily convertible debentures (note 7.5)	45 167	45 167	45 167	45 167
	1 099 598	1 053 419	127 217	225 170

Notes to the annual financial statements *for the year ended 31 March 2002*

(FINANCIAL SOUNDNESS) (continued)

		GROUP		COMPANY	
		2002	2001	**2002**	2001
		R000	R000	**R000**	R000
7	ORDINARY SHAREHOLDERS' INTEREST (continued)				
7.1	**Ordinary share capital**				
	Authorised				
	164 043 915 shares of 1 cent each	**1 640**	1 640	**1 640**	1 640
	Issued				
	147 729 514 shares of 1 cent each (2001 – 144 757 700)	**1 477**	1 448	**1 477**	1 448
	In terms of a shareholders' resolution dated 27 August 2001 the unissued shares are under the control of the directors. The authority remains in force until the forthcoming annual general meeting. Options to acquire 3 776 400 ordinary shares were granted during the year in terms of the Sage Share Incentive Scheme. Of these, 200 000 were granted at an exercise price of 505 cents per option and 3 576 400 at 525 cents per option. Options expire if not exercised within 10 years of the date of being granted.				
7.2	**Preference share capital**				
	Variable rate redeemable "A" preference shares				
	Authorised and issued				
	80 951 085 shares of 1 cent each	**810**	810	**810**	810
	Share premium redemption obligation (note 7.3)	**444 421**	444 421	**444 421**	444 421
		445 231	445 231	**445 231**	445 231
	Less: Set off against investments in subsidiaries (note 4)	**445 231**	445 231	**445 231**	445 231
		–	–	**–**	–
	The variable rate redeemable "A" preference shares were ordinary shares held by Sage Holdings Limited and converted to preference shares in terms of a Scheme of Arrangement entered into in 1992. In accordance with Generally Accepted Accounting Practice, this cross holding is eliminated on consolidation, and for this reason, these preference shares have been set off against the investments in subsidiaries. These preference shares are redeemable at the option of the company, and will be redeemed in due course.				
7.3	**Share premium**				
	Total premium	**445 455**	445 723	**445 455**	445 723
	Less: Redemption obligation on variable rate redeemable preference shares (note 7.2)	**444 421**	444 421	**444 421**	444 421
	Net premium	**1 034**	1 302	**1 034**	1 302

Notes to the annual financial statements *for the year ended 31 March 2002*

(FINANCIAL SOUNDNESS) (continued)

		GROUP		COMPANY	
		2002 R000	2001 R000	2002 R000	2001 R000
7	ORDINARY SHAREHOLDERS' INTEREST (continued)				
7.4	**Non-distributable reserves**				
	Analysis of reserves				
	Revaluation and other reserves transferred from the life fund	–	227 351	–	–
	Foreign exchange translation gains	71	68	–	–
	Surplus on sale of investments	–	57 469	–	111 324
	Other	–	16 572	–	–
		71	301 460	–	111 324
7.5	**Compulsorily convertible debentures**				
	2 370 765 debentures in issue	45 167	45 167	45 167	45 167
	The debentures are issued in terms of the company's share incentive scheme for employees. The debentures are unsecured and compulsorily convertible into ordinary shares on a one-for-one basis over a period of seven years. They bear interest at a variable rate which was 13,0% at 31 March 2002 (2001 – 13,0%).				
8	FOREIGN PREFERENCE SHARES REDEEMED				
	Authorised 5 000 4,5% cumulative convertible redeemable preference shares – 2001				
	Share capital	–	1	–	1
	Share premium	–	195 720	–	195 720
	Reserve created for redemption	–	244 445	–	244 445
		–	440 166	–	440 166
	These preference shares, previously treated as equity, were redeemed on 30 June 2001 for an amount of R442,4 million.				
9	EQUITY LINKED NOTES				
9.1	13 000 8% unsecured equity linked notes due 2005 Nominal value of US$65 million at the rate of exchange ruling at the date of the balance sheet.	739 863	–	–	–
9.2	The notes were issued on 22 June 2001 at a price of US$5 000 per note by Sage International Finance Limited and are fully guaranteed by Sage Group Limited. Unless previously purchased or redeemed, the notes will be redeemed at their issue price on 31 July 2005.				
9.3	Noteholders have the right to redeem their notes at any time from 31 July 2003 until 24 July 2005 at a price per note equal to the market value of an ABSA Group Limited share, in US$, multiplied by 947,982.				
9.4	The issuer may redeem all notes at any time from 31 July 2004, at their issue price, if: – the market value per ABSA Group Limited share for purposes of 9.3 above, exceeds US$6,59; or – purchases and/or redemptions have been effected in respect of more than 90% of the notes.				
9.5	Interest is payable semi-annually in arrear on 31 January and 31 July in each year.				

Notes to the annual financial statements *for the year ended 31 March 2002*

(FINANCIAL SOUNDNESS) (continued)

	GROUP		COMPANY	
	2002 R000	2001 R000	2002 R000	2001 R000
10 REDEEMABLE PREFERENCE SHARES ISSUED BY SUBSIDIARIES				
Preference capital, with variable rates of dividend linked to a weighted average rate of 67,57% of the prime bank overdraft rate, held by outside shareholders is redeemable on the following dates, unless renewed or reissued:				
– 31 August 2001	–	10 000		
– 30 September 2002	7 500	7 500		
– 3 October 2002	10 000	10 000		
– 4 October 2002	10 000	10 000		
– 31 January 2003	25 000	25 000		
– 3 February 2003	46 000	46 000		
	98 500	108 500	–	–
11 LONG-TERM ASSURANCE FUND	6 688 704	5 950 586	–	–
The fund comprises actuarial liabilities (allowing for all forms of profit participation by the various classes of policies). The report of the statutory actuary on the financial position of Sage Life Limited together with the statement of actuarial value of assets and liabilities is set out on pages 58 to 60 of this report.				
12 PROFIT BEFORE TAXATION				
12.1 Profit before taxation includes the following:				
Income				
Subsidiary companies			115 825	166 513
– Dividends			115 825	161 000
– Other			–	5 513
Life assurance subsidiary				
– Investment income	341 074	263 269		
– Realised and unrealised surpluses on investments	671 121	472 391		
Investments	6 996	20 342		
– Listed – dividends	–	5 165		
– Unlisted – dividends	37	–		
– Unlisted – interest	6 959	15 177		

Notes to the annual financial statements *for the year ended 31 March 2002*

(FINANCIAL SOUNDNESS) (continued)

	GROUP		COMPANY	
	2002 R000	2001 R000	2002 R000	2001 R000
12 PROFIT BEFORE TAXATION (continued)				
Charges				
Depreciation and amortisation	8 837	8 609	–	–
– Tangible assets	7 736	7 608		
– Intangible assets	1 081	1 001		
Operating lease charges				
– Fixed property and equipment	10 394	9 537	–	–
Staff costs	125 863	101 650	–	–
Remuneration to non-employees	33 701	36 941	–	–
– Investment management services	3 406	3 627		
– Consulting and outsourced technical services	28 118	33 065		
– Actuarial services	1 962	38		
– Secretarial services	215	211		
Auditors' remuneration	3 279	3 173	–	–
– Audit fees	1 993	1 773		
– Internal audit services outsourced	1 243	1 218		
– Other consulting services	43	182		
Loss/(profit) on disposal of tangible assets	605	(705)	–	–
12.2 Directors' emoluments				
From subsidiary companies for services as				
– non-executive directors			3 844	4 668
– executive directors			10 740	1 283
			14 584	5 951
See pages 29 and 30 for details of individual director's remuneration and service contracts.				
12.3 Finance costs				
Interest paid on debentures held by share trust	5 872	6 551	5 872	6 551
Less: Interest received on loans to share trust	5 872	6 551	2 333	1 251
	–	–	3 539	5 300
Redeemable preference dividends (note 10)	9 325	10 323	–	–
Interest on bank and other short-term borrowings	8 767	2 970	–	–
Interest on 8% Equity Linked Notes	46 200	–	–	–
Interest paid to subsidiary	–	–	46 200	–
	64 292	13 293	49 739	5 300
13 TAXATION				
13.1 Charge for the year				
Taxation on income				
South African normal taxation				
– Current – current year	35 526	13 688	–	–
– prior year	–	56	–	–
– Deferred – current year	–	(1 300)	–	–
– Capital gains taxation	1 766	–	–	–
Life company section 29A transitional taxation	–	(10 668)	–	–
Secondary taxation on companies	16 623	10 237	16 623	10 237
Total taxation on income	53 915	12 013	16 623	10 237
Transaction and other taxation	40 785	35 972	–	–
Total taxation	94 700	47 985	16 623	10 237

Transaction and other taxes relate to levies, stamp duties and non-recoverable value added taxation.

Notes to the annual financial statements *for the year ended 31 March 2002*

(FINANCIAL SOUNDNESS) (continued)

	GROUP		COMPANY	
	2002	2001	2002	2001
	%	%	%	%
13.2 Reconciliation of taxation rate				
Taxation as a percentage of profit before taxation	33	17	26	6
Taxation effect of:				
– dividend income	–	–	7	30
– non deductible expenditure	11	–	23	–
– special taxation situation of SA life assurance subsidiary	7	28	–	–
– exceptional items	–	(2)	–	–
– secondary taxation on companies	(6)	(4)	(26)	(6)
– capital gains taxation	(1)	–	–	–
– life company section 29A transitional taxation	–	4	–	–
– transaction and other taxation	(14)	(13)	–	–
Standard taxation rate	30	30	30	30

13.3 Future taxation relief

Estimated losses available to the Group for set off against future South African taxable income amount to R77,0 million (2001 – R45 million).

In addition, there are losses available within the life assurance subsidiary for set off against policyholders' income, amounting to R324 million (2001 – R349 million).

13.4 Taxation losses arising in policyholder funds

Deferred taxation assets have not been recognised in respect of the above because future taxable profit may not be available against which the life operation can utilise the taxation losses.

14 EARNINGS PER SHARE

14.1 Headline earnings per share

Basic headline earnings per share is calculated by dividing the headline earnings by the weighted average number of ordinary shares in issue during the year:

	GROUP 2002	GROUP 2001
Headline earnings (R000)	180 648	232 634
Weighted average number of ordinary shares in issue (000)	146 739	141 618
Basic headline earnings per share (cents)	123,1	164,3

14.2 Attributable earnings per share

Basic attributable earnings per share is calculated by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

14.3 Fully diluted earnings per share

The conversion of the compulsorily convertible debentures has an anti-dilutory effect. Fully diluted headline earnings and fully diluted attributable earnings per share are therefore equivalent to basic headline and attributable earnings per share, respectively.

Notes to the annual financial statements *for the year ended 31 March 2002*

(FINANCIAL SOUNDNESS) (continued)

	GROUP 2002 R000	GROUP 2001 R000	COMPANY 2002 R000	COMPANY 2001 R000
15 ORDINARY DIVIDENDS PAID				
Final dividend of 81 cents per share paid during July 2001 (note 1.10) (July 2000 – 81 cents per share)	91 310	94 351	91 310	94 351
Interim dividend of 30 cents per share paid during January 2002 (note 1.10) (January 2001 – 45 cents per share)	44 319	33 521	44 319	33 521
	135 629	127 872	135 629	127 872
16 TURNOVER				
Group turnover includes that of all subsidiary companies, comprising investment income, sales including unit trust sales, rentals, commissions and fees and excludes value added taxation.	7 487 692	6 729 365	163 416	173 278
17 NOTES TO THE CASH FLOW STATEMENTS				
17.1 Cash generated by operations				
Income before interest and taxation	347 782	301 665	114 659	172 012
Adjustments for:				
– exceptional items	–	6 756	–	–
– depreciation and amortisation	8 837	8 609	–	–
– Loss/(profit) on disposal of tangible assets	605	(705)	–	–
	357 224	316 325	114 659	172 012
Changes in working capital	(6 655)	60 137	83 409	(19 211)
Decrease in inventories	–	18 955	–	–
(Increase)/decrease in trade and other receivables and dividends owing by subsidiaries	(67 126)	47 257	72 855	(19 192)
Increase/(decrease) in trade and other payables	60 471	(6 075)	10 554	(19)
Cash generated by operations	350 569	376 462	198 068	152 801
17.2 Taxation paid				
Amounts unpaid at beginning of year	(52 460)	(64 710)	(646)	(5 429)
Amounts charged to income statement	(94 700)	(47 985)	(16 623)	(10 237)
Amounts unpaid at end of year	11 972	52 460	365	646
	(135 188)	(60 235)	(16 904)	(15 020)
17.3 Dividends paid				
Amounts unpaid at beginning of year	–	–	–	–
	(143 771)	(142 381)	(143 771)	(142 381)
Ordinary dividends paid	(135 629)	(127 872)	(135 629)	(127 872)
Preference dividends paid	(8 142)	(14 509)	(8 142)	(14 509)
Capitalisation issues	–	(30)	–	(30)
Amounts unpaid at end of year	–	–	–	–
	(143 771)	(142 411)	(143 771)	(142 411)
17.4 Decrease/(increase) in financial assets				
Valuation at beginning of year	42 899	232 863	5 564	1 019
Adjustment for non-cash movements	3 639	66 771	–	–
Valuation at end of year	(30 536)	(42 899)	(12 339)	(5 564)
	16 002	256 735	(6 775)	(4 545)
17.5 Decrease in investments in subsidiaries				
Decrease/(increase) in investments in subsidiaries			461 588	(47 210)
Non-cash movement			–	56 156
			461 588	8 946

Notes to the annual financial statements *for the year ended 31 March 2002*

(FINANCIAL SOUNDNESS) (continued)

18 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

In common with all other businesses, the Group is exposed to financial risks. These risks are managed as part of the normal operations of the Group and the effectiveness of risk management is overseen by the Board of Directors and various board committees including the Group Audit Committee, Investment Management Committee, Valuation Committee and Risk Management Committee.

The more important financial risks to which the Group is exposed are described below.

Market risk

Market risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

All Group investments, including policyholder investments, are valued at market value or directors' valuations, as appropriate, and are therefore susceptible to market fluctuations. Investments are managed with the aim of maximising returns for both shareholders and policyholders while limiting risks to acceptable levels.

The most significant portion of the Group's insurance business comprises market related business where policyholder benefits are linked to the performance of underlying assets. Continuous monitoring takes place to ensure that appropriate assets are held where the liabilities are dependent upon the performance of such assets and that a suitable match of assets exists for all other liabilities.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market interest rates.

The Group is exposed to interest rate risks in two areas:

– where changes in market interest rates cause fluctuations in the value of financial instruments. This in essence forms part of the market risk detailed above.

– where the Group has borrowed funds at floating interest rates. At 31 March 2002, this applied to redeemable preference shares issued by subsidiaries as detailed in note 10, and short-term borrowings totalling R11,9 million.

Currency risk

Currency risk is the risk that the Rand value of financial instruments will fluctuate due to changes in foreign exchange rates.

The Group' s exposure to currency risk arises primarily from foreign investments made for the benefit of shareholders and policyholders and the issue of equity linked notes, denominated in US$. The liabilities of the Group's USA subsidiaries are matched by assets in the same currency thereby limiting exposure to currency risks.

Credit risk

Credit risk is the risk that a party to a financial instrument will fail to discharge an obligation and cause the Group to incur a financial loss.

In order to minimise its exposure to this risk, the Group deals only with well established financial institutions of high credit standing and transactions are monitored in accordance with parameters established by the Board and Investment Management Committee.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet its obligations to a counterparty.

The Group manages liquidity risk by monitoring forecast cash flows, reviewing investment portfolio structures and ensuring that adequate unutilised borrowing facilities are maintained. In terms of the company's Articles of Association, the borrowing powers of the company are unlimited. According to the terms and conditions of the equity linked notes issue, however, neither the company nor Sage Life Limited may create any form of encumbrance to secure any indebtedness represented by instruments that are listed or capable of being listed, as long as the notes remain outstanding.

Operational risk

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk.

Notes to the annual financial statements *for the year ended 31 March 2002*

(FINANCIAL SOUNDNESS) (continued)

These risks are monitored by the Board and relevant committees.

Underwriting risk

Underwriting risk is the risk that actual exposure to mortality, disability and medical risks in respect of policyholder benefits will exceed prudent exposure.

Procedures to control and manage this risk are in operation and include:

- reports by the statutory actuary on the actuarial soundness of premium rates in use and the profitability of the business.
- rate tables are approved and authorised by the statutory actuary prior to issue.
- mortality and morbidity experience is constantly monitored.
- applications for risk cover in excess of specified limits are subject to laid down procedures for review and testing where applicable.
- catastrophe insurance is in place for single-event disasters.
- all risk related liabilities above a certain retention limit are reinsured.

Capital adequacy risk

Capital adequacy risk relates to the risk that there are insufficient reserves to provide for adverse variations in actual future experience compared with assumptions made in the financial soundness valuation.

Statutory adequacy requirements amounting to R462,9 million (2001 – R405,4 million) were covered 3,9 times at 31 March 2002 (2001 – 3,9 times).

19 RELATED PARTY INFORMATION

During the year, the Group conducted normal business transactions with related parties. These transactions are governed by terms no less favourable than those arranged with unrelated parties.

Subsidiary companies

Material subsidiaries are detailed on page 54 and income from and investments in subsidiaries are disclosed in notes 12 and 4 respectively.

Assets under management

Sage Unit Trusts Limited manages the Group's unit trusts' assets on an arm's length basis. At 31 March 2002 these assets under management totalled R5,5 billion (2001 – R4,6 billion).

Sage Life Limited manages assets on behalf of its policyholders, also on an arm's length basis. At 31 March 2002 policyholder funds totalled R6,7 billion (2001 – R6,0 billion).

Directors

Details relating to directors' emoluments and shareholdings in the company are disclosed in note 12, the statement on corporate governance and the directors' report.

There were no material transactions with directors or their families during the year.

Shareholders

The principal shareholders of the company are detailed on page 97 of the annual report.

The only transactions occurring between Sage companies and the ABSA Group Limited were normal financial services transactions carried out on an arm's length basis.

20 CONTINGENCIES AND COMMITMENTS

	GROUP		COMPANY	
	2002 R000	2001 R000	2002 R000	2001 R000
20.1 Guarantees furnished in respect of performance guarantees, mortgages, and municipal services relating to property activities.	4 155	4 856	–	–
20.2 Guarantee relating to equity linked notes on behalf of subsidiary	–	–	739 863	–
20.3 Future operating lease charges for premises				
– payable within one year	7 661	8 855	–	–
– payable thereafter	8 445	9 884	–	–
	16 106	18 739		

Notes to the annual financial statements *for the year ended 31 March 2002*

(FINANCIAL SOUNDNESS) (continued)

21 RETIREMENT BENEFIT INFORMATION

The Group provides for the retirement benefits of its employees (other than those required by legislation to be members of specific industry funds) by means of a defined benefit fund and a defined contribution fund. These funds are governed by the Pension Funds Act, 1956.

21.1 Defined benefit fund

The scheme covers the majority of administrative employees and is actuarially valued at intervals of not more than 3 years. The most recent valuation, at 1 January 2001, reflected the scheme to be in a sound financial position. If deficits were to arise they would be funded by the Group.

	2002 Rm
Change in defined benefit funded obligation	
Present value of funded obligation at beginning of year	204,8
Service cost benefits earned during the year	16,3
Interest cost on projected benefit obligation	24,1
Benefits paid	(9,4)
Actuarial gains or losses	-
Present value of funded obligation at end of year	235,8
Change in plan assets	
Fair value of plan assets at beginning of year	242,8
Expected return on plan assets	29,7
Contributions received (1)	9,4
Benefits paid	(9,4)
Actuarial gains	23,4
Fair value of plan assets at end of year	295,9
Fund excess (not recognised) (2)	60,1

(1) Actual contributions received were R11,9 million and expenses and risk premiums paid were R2,5 million.

(2) No asset has been recognised in respect of the surplus as its apportionment has still to be determined in terms of the Pension Fund Second Amendment Act, 39 of 2001.

	2002 Rm
Actual return on plan assets	
Expected return on plan assets	29,7
Actuarial gain on plan assets	23,4
Actual return on plan assets	53,1
Investments in employer	
Sage Group Limited – ordinary shares	2,4
Expenses recognised in the income statement	
Service cost	16,3
Interest cost	24,1
Less expected returns	(29,7)
Actuarial gains or losses recognised	-
Total included in staff costs	10,7
	%
Principal actuarial assumptions at 1 January 2001	
Discount rate	13,5
Expected rate of return	14,0
Expected rate of salary increases	11,5
Expected rate of pension increases	8,5

21.2 Defined contribution fund

The defined contribution fund covers the majority of sales employees of the Group. The scheme is funded both by member and Group contributions, which are charged to the income statement as incurred. The Group contributed R3,3 million to the fund during the year (2001 – R3,4 million).

21.3 Post retirement benefits other than pensions

Other than its commitments in respect of its pension funds as detailed above, the Group has no further obligations for post retirement benefits, including medical aid, in respect of the past service of present employees and pensioners.

22 REPORT OF THE DIRECTORS

The statutory information required in terms of the Companies Act is included in the Directors' Report and Review of Operations.

23 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to provide a more meaningful comparison.



Interest in material subsidiaries

(FINANCIAL SOUNDNESS)

at 31 March 2002

	Issued share capital		Proportion held directly or indirectly by holding company		Book value of shares		Amounts owing to/(by) company	
	2002	2001	2002	2001	2002	2001	2002	2001
	R	R	%	%	R000	R000	R000	R000
INSURANCE AND FINANCIAL SERVICES								
Sage Life Ltd	9 800 000	9 800 000	100,0	100,0	680 437	–	910	–
FPS Ltd	78 200	78 200	100,0	100,0	–	–	–	–
Sage Management Services (Pty) Ltd	10	10	100,0	100,0	–	–	–	–
Sage Unit Trusts Ltd	783 000	783 000	100,0	100,0	–	–	–	–
Sage Specialised Insurances (Pty) Ltd	200	200	100,0	100,0	–	–	–	–
Sage Investment Trust Ltd	2 625 000	2 625 000	100,0	100,0	–	–	2 144	(1 567)
Other	–	–	–	–	15	23	(61)	36
COMPANIES TO BE DEREGISTERED								
Sage Life Holdings Ltd	82 503	82 503	100,0	100,0	753 249	753 249	(785 104)	(190 076)
Sage Holdings Ltd	30 353 781	30 353 781	100,0	100,0	369 167	369 167	62 082	87 233
FOREIGN REGISTERED COMPANIES								
Sage Holdings USA Inc. (USA)	USD37 500	USD37 500	100,0	100,0	–	–	–	–
Sage Insurance Group Inc. (USA)	USD4 643 525	USD4 643 525	100,0	100,0	–	–	–	–
Sage Life Assurance of America Inc. (USA)	USD2 500 000	USD2 500 000	100,0	100,0	–	–	–	–
Sage International Assets Ltd (BVI)	USD55 000 000	USD55 000 000	100,0	100,0	–	–	–	–
Sage International BV (Netherlands)	NLG31 500	NLG31 500	100,0	100,0	–	–	–	–
Sage Life (Bermuda) Ltd (Bermuda)	USD4 770 000	USD4 770 000	100,0	100,0	–	–	–	–
Sage International Finance Ltd (BVI)	USD1 000	–	100,0	–	–	–	(526 422)	–
PROPERTY								
Sage Property Holdings Ltd	5 715 530	5 715 530	100,0	100,0	–	–	–	–
SMH Land Development (Pty) Ltd	12	12	100,0	100,0	–	–	–	–
Townhomes (Pty) Ltd	1 000	1 000	100,0	100,0	–	–	–	–
					1 802 918	1 122 439	(1 246 441)	(104 374)

All subsidiaries are registered in the Republic of South Africa unless otherwise noted.

A complete list of all subsidiary companies is available for inspection at the registered office of the company. The attributable interest of the company in the profits and losses after taxation of its subsidiaries for the year ended 31 March 2002 is as follows:

Profits – R276 107 000 (2001 – R257 766 000)

Losses – R10 330 000 (2001 – R1 480 000)

SAGE LIFE LIMITED

Annual financial statements

for the year ended 31 March 2002

INDEX

Certificate from the company secretary	56
Responsibility for and approval of the annual financial statements	56
Report of the independent auditors	57
Statement of actuarial value of assets and liabilities	58
Report by the statutory actuary	58
Notes to the statement of actuarial value of assets and liabilities	59
Balance sheet	61
Income statement	62
Statement of changes in equity	63
Cash flow statement	64
Notes to the annual financial statements	65
Schedule of interest in material subsidiary companies	72

Certificate from the company secretary

In terms of section 268G(d) of the Companies Act, 1973, as amended, I certify that, to the best of my knowledge and belief, the company has lodged with the Registrar of Companies for the financial year ended 31 March 2002 all such returns as are required of a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.

C.S. Cant

CS Cant
Company Secretary

28 May 2002

Responsibility for and approval of the annual financial statements

The directors of the company are responsible for the preparation of the annual financial statements of the company set out on pages 61 to 72 which have been prepared in terms of South African Statements of Generally Accepted Accounting Practice.

The Group audit committee, which consists of four non-executive directors and two ex officio members (comprising of the Group chairman and the chairman of the Group risk management committee), meets at least four times a year with the external and internal auditors, executive management and the statutory actuary. The primary responsibilities of the Group audit committee are to evaluate matters concerning accounting policies, internal control, auditing and financial reporting, risk management and compliance. Both the external and internal auditors have unrestricted access to the chairman of the Group audit committee as well as to all records, assets and personnel of the company.

The directors, supported by the Group audit committee, are satisfied that management maintained adequate accounting records and an effective system of internal controls. The annual financial statements have been prepared from the accounting records on the basis of the consistent use of appropriate accounting policies supported by reasonable and prudent judgements and estimates and fairly present the state of affairs of the company. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls and systems has occurred during the year under review.

The directors are of the opinion that the company is financially sound and operates as a going concern. The financial statements have accordingly been prepared on this basis.

Against this background, the directors of the company accept responsibility for the annual financial statements prepared in accordance with South African Statements of Generally Accepted Accounting Practice, which were approved by the board of directors on 28 May 2002 and are signed on its behalf by

HL Shill
Chairman

Dr DC Cronjé
Director

28 May 2002

Report of the independent auditors

To the members of Sage Life Limited

We have audited the annual financial statements set out on pages 61 to 72 for the year ended 31 March 2002. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion these financial statements fairly present, in all material respects, the financial position of the company at 31 March 2002 and the results of its operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the South African Companies Act.

Grant Thornton Kessel Feinstein

Grant Thornton Kessel Feinstein
Registered Accountants and Auditors
Chartered Accountants (SA)

KPMG Inc.

KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
28 May 2002

Statement of actuarial value of assets and liabilities *at 31 March 2002*

	2002 R000	2001 R000
ASSETS		
Total value of assets per balance sheet	8 799 069	7 888 957
Less: Liabilities	7 015 041	6 323 062
Actuarial value of policy liabilities	6 688 704	5 950 586
Long-term and current liabilities per the balance sheet	326 337	372 476
EXCESS OF ASSETS OVER LIABILITIES	1 784 028	1 565 895
REPRESENTED BY		
Shareholder's funds	1 784 028	1 565 895
Capital adequacy requirement	462 929	405 411

Report by the statutory actuary

I have conducted an actuarial valuation of the policy liabilities of Sage Life Limited, as at 31 March 2002, on bases consistent with the value of the corresponding assets. The valuation was conducted in accordance with the applicable guidelines of the Actuarial Society of South Africa for financial soundness valuations.

Based on this valuation, in my opinion, Sage Life Limited was financially sound and the financial statements fairly present the financial position of the company as at 31 March 2002.

JE Henderson
BSc (Hons), FIA, FASSA, ASA
Statutory Actuary

28 May 2002

Notes to the statement of actuarial value of assets and liabilities

at 31 March 2002

1 NOTES TO THE STATEMENT OF ACTUARIAL VALUE OF ASSETS AND LIABILITIES

1.1 Valuation of assets

The value of the assets was as stated in the balance sheet.

1.2 Valuation of policy liabilities

The valuation of the policy liabilities was conducted on a basis consistent with the valuation of the assets.

Realistic assumptions were used together with prescribed margins, in accordance with guidance notes issued by the Actuarial Society of South Africa, to allow for adverse deviations from the realistic assumptions.

The gross valuation rate of discount was determined based on market interest rates at the valuation date and the asset mix of the fund. Second-tier margins exist to the extent that the gross valuation rate of discount was less than the return implied in the value of the assets. Unless indicated, the gross valuation rate of discount was 13,50% (2001: 12,75%). Assumptions regarding taxation, mortality, morbidity, withdrawals, expenses and expense inflation were based on the company's recent experience and on best estimates of future expected experience on an ongoing basis. Allowance was made for the effect of future expense inflation at a rate of 9,50% pa (2001: 9,50% pa). Additional liabilities were held for the impact of AIDS claims. As a result of realigning the valuation assumptions regarding current and future experience, in respect of the gross valuation rate of discount, mortality, bonus rates, and expenses, the value of the policy liabilities decreased by R53,0 million.

Allowance was made for capital gains tax.

Policy liabilities were calculated as follows:

- Individual business where benefits are dependent on the performance of underlying investment portfolios (including SmoothBonus business) – the policyholders' fund accounts at the valuation date (allowing for vesting and non-vesting bonuses, at the rates declared following the valuation, for SmoothBonus business), reduced by the discounted present value of the expected future risk and expense charges, and increased by the discounted present value of the expected future risk benefits and expenses. Allowance was made for future performance at the level supported by the rate of discount, after the deduction of management charges and taxation;
- Conventional business – the discounted present value of the expected future benefit payments and expense outgo less the expected future gross premiums. Allowance was made for bonuses, where applicable, at the rates declared following the valuation. The gross valuation rate of discount for with-profit business was 12,75% (2001: 12,75%) and for non-profit business was 12,25% (2001: 12,25%);
- Guaranteed Option business – the discounted present value of the expected future benefit payments and expense outgo. The gross valuation rate of discount was 12,90% (2001: 11,75%).
- Immediate annuity business – the discounted present value of the expected future annuity instalments and expense outgo. The gross valuation rate of discount was 12,25% (2001: 12,25%);
- Employee Benefits business (market-related and Deposit Administration) – the investment accounts, including vesting and non-vesting bonuses at the rates declared following the valuation.

For certain minor classes of business, liabilities were determined by using approximate valuation methods.

1.3 Capital adequacy requirements

Sage Life's capital adequacy requirement, which provides a buffer against fluctuations in the underlying valuation assumptions, amounted to R462 929 000 (2001: R405 411 000).

2 EMBEDDED VALUE

2.1 Introduction

The embedded value is determined by adding to the excess of the assets over the Financial Soundness liabilities, the value of the expected future profits likely to arise from business already written, net of the cost of capital held in relation to the business.

The cost of capital held in relation to the business is the present value of the difference between the risk discount rate and the expected investment return, which will be earned on the capital adequacy requirement over the life of the in-force business.

The embedded value includes the international operations as Shareholder investments, which were determined by the Board. The value of the international insurance operations was based on a report prepared by Milliman USA Consultants and Actuaries, May 2002, on a basis consistent with prior years.

2.2 Embedded value of in-force

	31 March 2002 R000s	31 March 2001 R000s
Shareholder's net assets	1 784 028	1 565 895
Value of future profits	743 989	599 149
Value of the life business in-force	780 989	615 940
Cost of capital	(37 000)	(16 791)
Embedded value	2 528 017	2 165 044
Risk discount rate %	15,50	14,50

Notes to the statement of actuarial value of assets and liabilities

(continued)

at 31 March 2002

2.3 Value of new business

The value of new business is the value at the point of sale of business sold during the year.

	31 March 2002 R000s	31 March 2001 R000s
Value of future profits	72 037	67 582
Cost of capital	(6 180)	(2 392)
Value of new business	65 857	65 190

New business premiums

	Recurring R000s	Single R000s	Recurring R000s	Single R000s
Individual business	320 704	423 674	314 937	463 321
– automatic increases	(64 675)	–	(55 120)	–
Employee benefits business	66 079	156 356	54 169	105 149
New premiums included	322 108	580 030	313 986	568 470
Excluded new premiums individual Bermuda branch	–	767 080	–	145 819
Automatic increases	64 675	–	55 120	–
Total new premiums	386 783	1 347 110	369 106	714 289
Premiums included as recurring plus 10% of single premium		380 111		370 833
Margin %		17,3		17,6

2.4 Analysis of embedded value movement

	31 March 2002 R000s	31 March 2001 R000s
Embedded value at end of period	2 528 017	2 165 044
Increase in capital	(67 026)	–
Dividend declared	125 000	162 000
Embedded value at start of period	(2 165 044)	(2 037 482)
Embedded value earnings	420 947	289 562
Components of embedded value		
New business	65 857	65 190
Expected return	89 311	96 882
Operating experience variations	18 101	(20 819)
Operating assumption changes	(31 250)	(26 020)
	142 019	115 233
Investment return on shareholders' funds		
– income	19 110	14 015
– capital appreciation & forex gain	218 964	271 385
Economic assumption changes	40 854	(111 071)
	278 928	174 329
Embedded value earnings	420 947	289 562

2.5 Sensitivity to risk discount rate and other assumptions

	Value of in-force business R000s	Change R000s	Value of new business R000s	Change R000s
Base value	743 989		65 857	
Risk discount rate increases by 1% to 16,5%	686 746	(57 243)	55 395	(10 462)
Withdrawal rates reduce by 10%	779 779	35 790	72 240	6 838
Renewal expenses reduce by 10%	798 513	54 524	75 604	9 749
Expense inflation reduces from 8,5% to 7,5%	764 251	20 262	69 841	3 984
Mortality experience improves by 5%	789 276	45 287	75 163	9 306

2.6 Assumptions

Assumptions regarding mortality, morbidity, withdrawals, expenses, expense inflation and increases in the premiums, under policies with automatic premium updates, were based on the company's recent experience and on best estimates of future expected experience, without prescribed margins.

The assumed pre-tax investment returns by major asset classes, and assumed expense inflation were:

	31 March 2002 % pa	31 March 2001 % pa
Equities	15,50	14,50
Property	14,50	13,50
Fixed interest securities	13,50	12,50
Cash	11,50	10,50
Expense inflation	8,5	8,5

3 INDEPENDENT REVIEW

B&W Deloitte International Consulting Actuaries, a part of Deloitte & Touche, reviewed the overall Financial Soundness and Embedded valuation approach and confirmed that the calculations, assumptions and methodology used are in accordance with generally accepted actuarial principles and that they have been applied consistently at each valuation. This review did not extend to the value of the assets.

Balance sheet

at 31 March 2002

	Note	2002 R000	2001 R000
ASSETS			
Financial assets	2	8 304 849	7 412 352
Tangible assets	4	22 516	22 447
Intangible assets	5	66 270	57 310
Current assets		405 434	396 848
Trade and other receivables		227 130	170 764
Net amounts due by holding, subsidiary and fellow subsidiary companies		22 742	57 905
Cash and cash equivalents		155 562	168 179
Total assets		8 799 069	7 888 957
EQUITY AND LIABILITIES			
Shareholder's funds	6	1 784 028	1 652 895
Long-term assurance fund	7	6 688 704	5 950 586
Current liabilities		326 337	285 476
Trade and other payables		313 821	232 820
Taxation		11 607	51 360
Net amounts due to holding, subsidiary and fellow subsidiary companies		909	1 296
Total equity and liabilities		8 799 069	7 888 957

Income statement

for the year ended 31 March 2002

	Note	2002 R000	2001 R000
Income			
Premium income	10	1 609 382	1 417 459
Investment income	11	341 074	263 269
Realised and unrealised net surpluses on investments	12	671 321	472 391
		2 621 777	2 153 119
Outgo			
Policyholder benefits	13	1 072 439	1 027 389
Sales remuneration		234 684	214 351
Marketing, sales and administration expenses		202 352	179 236
Taxation	14	78 077	37 221
		1 607 552	1 458 197
Balance of income over outgo		1 014 225	694 922
Net transfer to long-term assurance fund	7	(738 118)	(429 121)
Shareholder's surplus	15	276 107	265 801

Statement of changes in equity

for the year ended 31 March 2002

	Ordinary share capital R000	Ordinary share premium R000	Revaluation and other reserves R000	Retained earnings R000	Reserve for final dividend R000	Total R000
Balance at 31 March 2000	**9 800**	**637 678**	**227 351**	**587 265**	**96 000**	**1 558 094**
Retained surplus for the year				103 801		
Shareholder's surplus				265 801		265 801
Dividends declared				(162 000)		
Dividends paid				(171 000)		(171 000)
Transfer from reserve for final dividend				9 000	(9 000)	–
Balance at 31 March 2001	**9 800**	**637 678**	**227 351**	**691 066**	**87 000**	**1 652 895**
Issue of 1 ordinary share	–	67 158				67 158
Share issue expenses		(132)				(132)
Transfer from revaluation and other reserves			(227 351)	227 351		–
Retained surplus for the year				151 107		
Shareholder's surplus				276 107		276 107
Dividends declared				(125 000)		
Dividends paid				(212 000)		(212 000)
Transfer from reserve for final dividend				87 000	(87 000)	–
Balance at 31 March 2002	**9 800**	**704 704**	**–**	**1 069 524**	**–**	**1 784 028**

Cash flow statement

for the year ended 31 March 2002

	Note	2002 R000	2001 R000
Cash flow from operating activities		158 899	(4 436)
Cash generated from/(utilised by) operations	18.1	147 655	(51 624)
Investment income		341 074	263 269
Dividends paid	18.2	(212 000)	(171 000)
Taxation paid	18.3	(117 830)	(45 081)
Cash flow from investing activities		(238 342)	102 496
Net (acquisition)/disposal of financial assets		(221 376)	117 452
Net acquisition of tangible assets		(7 113)	(8 234)
Net acquisition of intangible assets		(10 033)	(6 722)
Cash flow from financing activities			
Net proceeds from issue of ordinary share		67 026	–
Net (decrease)/increase in cash and cash equivalents		(12 617)	98 060
Cash and cash equivalents at beginning of year		168 179	70 119
Cash and cash equivalents at end of year		155 562	168 179

Notes to the annual financial statements *for the year ended 31 March 2002*

1 ACCOUNTING POLICIES

The principal accounting policies of the company are set out below and are consistent in all material respects with those of the previous year. These policies comply with all relevant South African Statements of Generally Accepted Accounting Practice.

1.1 Subsidiary companies

Investments in subsidiary companies are stated at fair value. Any write-up or down to fair value is included with investment returns as detailed under 1.4.

1.2 Determination of shareholder's surplus

The shareholder's surplus has been determined after making provision for actuarial liabilities and any movement in reserves.

1.3 Financial assets

Investments are reflected at fair value which has been determined on the following bases:

1.3.1 Listed investments, unit trusts and unlisted shares are reflected at market value, repurchase price and directors' valuation respectively.

1.3.2 Government, public utility, municipal and other interest-bearing investments are reflected at market value.

1.3.3 Mortgages and loans are reflected at cost.

1.3.4 Property investments, including property subsidiaries are shown at amounts based on annual directors' valuations of the respective properties and property portfolios. Property trust units are included with listed investments at market value.

1.3.5 Any amounts paid or received in respect of options, if such options are exercised, are added to the cost of acquisition, or to the proceeds of the sale, of the related investments. Amounts relating to options which lapse are included with realised surpluses or deficits on investments. Options still in force are valued at market value under the appropriate investment category.

1.4 Investment returns

Dividends from investments are brought to account when the last day for registration for dividend purposes falls within the financial year except for dividends from subsidiary companies which are brought to account in the periods in which the profits relating to those dividends were earned. Interest income is accrued for on a time proportion basis.

All investment returns comprising investment income, realised and unrealised surpluses or deficits on disposal or valuation of investments, including subsidiaries, are taken to the long-term assurance fund through the income statement.

1.5 Tangible assets

Tangible assets comprising equipment and vehicles are reflected at cost less accumulated depreciation and any impairment losses. Depreciation is charged on the straight-line basis over the estimated useful lives of the assets.

The estimated maximum useful lives of items of equipment and vehicles are five years for vehicles and three to ten years for equipment.

1.6 Intangible assets

Software in use and under development

Software is reflected at cost less accumulated amortisation and any impairment losses. Software development costs are recognised only when the costs can be reliably measured and the attributable future economic benefits are assured.

Software is amortised on a straight-line basis over the estimated economic lives of up to five years of the assets and is further written down to the extent that any unamortised balance will in all probability no longer be recovered through future expected economic benefits.

The estimated economic lives of items of computer software in use are three years. To the extent that computer software is under development, the estimated economic life is yet to be determined.

1.7 Taxation

Current tax comprises tax payable calculated on the basis of the expected taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment of tax payable for previous years.

Deferred tax is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity or in the long-term assurance fund. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity or the long-term assurance fund.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Capital gains tax balances are reflected at current value and have not been discounted. Deferred capital gains tax relating to assets underlying the policyholders' funds is included in the long-term assurance fund.

1.8 Provisions

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation.

1.9 Income and outgo is recognised in the income statement on the following bases:

- Individual premiums – when due from policyholders.
- Employee Benefit premiums – when due if reasonably sure of collection, otherwise on a cash received basis.
- Benefit payments – when claims are intimated.
- Premiums and benefit payments – net of reassurance.
- New business costs – when incurred.
- Sales remuneration – when incurred.
- Retirement benefits – contributions to pension and provident funds operated for employees are charged against income as incurred.

Notes to the annual financial statements *for the year ended 31 March 2002*

(continued)

		2002 R000	2001 R000
2	**FINANCIAL ASSETS**		
	Listed investments	2 363 664	2 512 150
	Shares	1 171 348	1 520 593
	Property trust units	38 854	74 585
	Foreign securities	1 153 462	916 972
	Unlisted investments	1 314 353	1 038 023
	Shares	312 452	370 000
	International assurance operations	1 001 901	668 023
	Unit trusts	2 815 895	2 300 421
	Foreign cash and cash equivalents	52 666	–
	Government, public utility and municipal stock	1 064 674	867 856
	Debentures, mortgages and loans	37 674	44 483
	Property investments	569 596	569 622
	Loans secured against company's life policies	86 327	79 797
		8 304 849	7 412 352
	Sectoral analysis of listed and unlisted shares	1 483 800	1 890 593
	Mining resources	3,2%	8,9%
	Non-mining resources	3,4%	0,9%
	Financial	80,8%	77,1%
	Insurance	2,5%	2,4%
	Industrial	9,9%	10,6%
	Real estate	0,2%	0,1%
		100,0%	100,0%
	A schedule of all companies in which the company has investments is available for inspection in terms of the Companies Act.		
3	**FINANCIAL INSTRUMENTS AND RISK MANAGEMENT**		
	For details see page 51 of Sage Group Limited's annual financial statements.		
4	**TANGIBLE ASSETS**		
	Cost	55 910	52 261
	Equipment	35 260	32 233
	Vehicles	20 650	20 028
	Accumulated depreciation	33 394	29 814
	Equipment	23 272	20 210
	Vehicles	10 122	9 604
	Net book value	22 516	22 447
	Analysis of movements		
	Opening balance	22 447	20 597
	Additions	10 046	12 294
	Equipment	4 856	3 898
	Vehicles	5 190	8 396
	Disposals	(2 328)	(3 364)
	Equipment	(835)	(119)
	Vehicles	(1 493)	(3 245)
	Depreciation	(7 649)	(7 080)
	Equipment	(4 056)	(3 477)
	Vehicles	(3 593)	(3 603)
	Closing balance	22 516	22 447

Notes to the annual financial statements *for the year ended 31 March 2002*
(continued)

		2002 R000	2001 R000
5	**INTANGIBLE ASSETS**		
	Cost	74 534	64 493
	Software in use	13 883	9 128
	Software under development	60 651	55 365
	Accumulated amortisation		
	Software in use	8 264	7 183
	Net book value	66 270	57 310
	Analysis of movements		
	Opening balance	57 310	51 589
	Additions	10 072	6 724
	Software in use	4 786	1 493
	Software under development	5 286	5 231
	Disposals		
	Software in use	(19)	(2)
	Amortisation		
	Software in use	(1 093)	(1 001)
	Closing balance	66 270	57 310
6	**SHAREHOLDER'S FUNDS**		
	Share capital		
	Authorised		
	50 000 000 ordinary shares of 20 cents each	10 000	10 000
	Issued		
	49 000 001 (2001: 49 000 000) ordinary shares of 20 cents each	9 800	9 800
	Share premium	704 704	637 678
	Balance at beginning of year	637 678	637 678
	Share premium raised on new issue of ordinary share during the year	67 158	–
	Related share issue expenses written off	(132)	–
	Share capital and premium	714 504	647 478
	Retained earnings and reserves	1 069 524	1 005 417
	Total shareholder's funds	1 784 028	1 652 895
	The unissued shares are under the control of the directors until the forthcoming annual general meeting.		
7	**LONG-TERM ASSURANCE FUND**		
	Balance at beginning of year	5 950 586	5 521 465
	Transfers from income statement:		
	– increase in policyholder liabilities	738 118	429 121
	Balance at end of year	6 688 704	5 950 586
	Actuarial liabilities under unmatured policies comprise the following:		
	– Market-related business	4 079 428	3 498 377
	– Smooth bonus business	639 275	615 439
	– Reversionary bonus business	293 997	334 021
	– Non-profit business	1 676 004	1 502 749
	Actuarial liabilities	6 688 704	5 950 586

Notes to the annual financial statements *for the year ended 31 March 2002*

(continued)

		2002 R000	2001 R000
8	**COMMITMENTS**		
	Future operating lease charges for premises		
	– Payable within one year	7 661	8 855
	– Payable thereafter	8 445	9 884
		16 106	18 739

9 RETIREMENT BENEFIT INFORMATION

The company provides for the retirement benefits of its employees (other than those required by legislation to be members of specific industry funds) by means of a defined benefit fund and a defined contribution fund. These funds are governed by the Pension Funds Act, 1956.

9.1 Defined benefit fund

The scheme covers the majority of administrative employees and is actuarially valued at intervals of not more than 3 years. The most recent valuation, at 1 January 2001, reflected the scheme to be in a sound financial position. If deficits were to arise they would be funded by the company.

For details of the funded status of the scheme at valuation date, see page 53 of Sage Group Limited's annual financial statements.

9.2 Defined contribution fund

The defined contribution fund covers the majority of sales employees of the company. The scheme is funded both by member and company contributions, which are charged to the income statement as incurred. The company contributed R3,3 million to the fund during the year (2001: R3,4 million).

9.3 Post-retirement benefits other than pensions

Other than its commitments in respect of its pension funds as detailed above, the company has no further obligations for post-retirement benefits, including medical aid, in respect of the past service of present employees and pensioners.

		2002 R000	2001 R000
10	**PREMIUM INCOME (NET OF REASSURANCE)**		
	Recurring premiums	992 322	841 846
	Individual	793 972	649 161
	Employee benefits	198 350	192 685
	Single premiums	617 260	575 613
	Individual	460 904	470 464
	Bermuda	767 080	145 819
	Reassured with wholly owned subsidiary company	(729 850)	(138 676)
	Other	423 674	463 321
	Employee benefits	156 356	105 149
		1 609 582	1 417 459

Notes to the annual financial statements *for the year ended 31 March 2002*

(continued)

		2002 R000	2001 R000
11	**INVESTMENT INCOME**		
	Listed investments	162 783	125 802
	Interest	84 622	95 819
	Dividends	78 161	29 983
	Unlisted investments	151 218	108 030
	Interest	111 553	78 245
	Dividends	33 662	29 259
	Other income	6 003	526
	Subsidiary companies	27 073	29 437
	Interest	1 872	19 415
	Dividends	25 201	10 022
		341 074	263 269
	Shareholder	36 897	9 212
	Policyholders	304 177	254 057
		341 074	263 269
12	**REALISED AND UNREALISED NET SURPLUSES ON INVESTMENTS**		
	Unrealised	244 225	(903 950)
	Shareholder	218 964	(177 334)
	Policyholders	25 261	(726 616)
	Realised	426 896	1 376 341
	Shareholder	–	448 718
	Policyholders	426 896	927 623
		671 121	472 391
13	**POLICYHOLDER BENEFITS (NET OF REASSURANCE)**		
	Individual	819 171	754 227
	Death and disability	126 011	116 534
	Maturities	252 148	211 397
	Annuities	189 477	181 681
	Surrenders	251 535	244 615
	Employee benefits	253 268	273 162
	Death and disability	78 388	75 525
	Maturities	8 018	12 764
	Annuities	6 405	2 959
	Withdrawals	93 815	100 191
	Terminations	66 642	81 723
		1 072 439	1 027 389

Notes to the annual financial statements *for the year ended 31 March 2002*
(continued)

	2002 R000	2001 R000
14 TAXATION		
South African taxation		
Normal taxation	35 326	11 937
Current	35 326	13 161
Prior years – overprovision	–	(1 224)
Capital gains tax	1 766	–
Section 29A transition tax – prior year overprovision	–	(10 688)
Other related taxes	40 785	35 972
	78 077	37 221

Other related taxes include Financial Services Board levy, Regional Services Council levies, Skills Development levy, non-recoverable value-added tax and stamp duty.

	2002 R000	2001 R000
14.1 Tax losses arising in policyholder funds	324 309	348 720

Deferred tax assets have not been recognised in respect of the above because it is not probable that future taxable profit will be available against which the company can utilise the tax losses.

	2002 R000	2001 R000
15 SHAREHOLDER'S SURPLUS		
15.1 The surplus for the year is after taxation and is arrived at after crediting or charging the following:		
Income		
Profit on disposal of tangible assets	603	696
Fees received from subsidiaries	200	459
Charges		
Operating lease charges on premises	9 521	8 402
Staff costs	117 987	92 558
Remuneration to non-employees	33 348	36 730
Investment management services	3 406	3 627
Consulting services	3 046	2 063
Outsourced technical services	24 931	31 002
Actuarial services	1 962	38
Auditors' remuneration	2 379	2 333
Audit fees	1 148	980
Outsourced internal audit services	1 188	1 171
Other consulting services	43	182
Depreciation of tangible assets	7 649	7 080
Amortisation of intangible assets	1 093	1 001
15.2 Directors' emoluments		
From the company for services as	7 689	4 978
– non-executive directors	758	359
– executive directors	6 931	4 619
From subsidiary companies for services as	5 870	4 747
– non-executive directors	137	70
– executive directors	5 733	4 677
Total directors' emoluments	13 559	9 725

Notes to the annual financial statements *for the year ended 31 March 2002*

(continued)

		2002 R000	2001 R000
16	**COMPARATIVE FIGURES**		
	Certain comparative figures have been reclassified to provide a more meaningful comparison.		
17	**REPORT OF THE DIRECTORS AND GROUP ANNUAL FINANCIAL STATEMENTS**		
	A separate directors' report and consolidated annual financial statements have not been prepared as the company is a wholly-owned subsidiary of another company incorporated in South Africa.		
18	**NOTES TO THE CASH FLOW STATEMENT**		
18.1	**Cash generated from/(utilised by) operations**		
	Shareholder's surplus	276 107	265 801
	Net transfer to long-term assurance fund	738 118	429 121
	Surplus attributable to policyholders and shareholder	1 014 225	694 922
	Adjustments for non-cash items		
	Net surpluses on financial assets	(671 121)	(472 391)
	Depreciation of tangible assets	7 649	7 080
	Amortisation of intangible assets	1 093	1 001
	Profit on disposal of tangible assets	(605)	(696)
	Adjustments for		
	Dividends received	(137 024)	(69 264)
	Interest received	(198 047)	(193 479)
	Other income from unlisted investments	(6 003)	(526)
	Taxation per income statement	78 077	37 221
		88 244	3 868
	Changes in working capital		
	(Increase)/decrease in trade and other receivables	(56 366)	43 545
	Net repayments by/(advances to) holding, subsidiary and fellow subsidiary companies	34 776	(88 883)
	Increase/(decrease) in trade and other payables	81 001	(10 154)
		147 655	(51 624)
18.2	**Dividends paid**		
	Reserve for final dividend at beginning of year	(87 000)	(96 000)
	Amounts declared	(125 000)	(162 000)
	Reserve for final dividend at end of year	–	87 000
		(212 000)	(171 000)
18.3	**Taxation paid**		
	Amount outstanding at beginning of year	(51 360)	(59 220)
	Income statement charge	(78 077)	(37 221)
	Amount unpaid at end of year	11 607	51 360
		(117 830)	(45 081)

Schedule of interest in material subsidiary companies *at 31 March 2002*

Company	Activity	Issued capital 2002 R	Issued capital 2001 R	Proportion held directly or indirectly by Sage Life 2002 %	Proportion held directly or indirectly by Sage Life 2001 %	Cost of shares 2002 R000	Cost of shares 2001 R000	Amounts receivable/ (payable) 2002 R000	Amounts receivable/ (payable) 2001 R000
Kemparkto (Pty) Ltd	Investment holding	200	200	100	100	43 112	43 112	–	7 029
Sage Management Services (Pty) Ltd	Investment holding and trading	100	100	100	100	8 913	8 913	(11 977)	(11 807)
Sage Unit Trusts Ltd	Unit trust management	783 000	783 000	100	100	–	–	8 793	19 139
Sage Guaranteed Options (Pty) Ltd	Investment holding	100	–	100	–	–	–	–	–
Sage Property Holdings Ltd	Property holding and development	5 715 530	5 715 530	100	100	107 232	107 232	(102 847)	79 146
SMH Land Development (Pty) Ltd	Property owning	12	12	100	100	–	–	84 825	–
Townhomes (Pty) Ltd	Property owning	1 000	1 000	100	100	1	–	89 930	
Sage Specialised Insurances (Pty) Ltd	Short-term insurance	200	–	100	–	5 010	–	1 341	–
Financial Planning Services (Pty) Ltd	Long-term insurance broker	78 200	–	100	–	2 077	–	5 364	–
Foreign registered companies									
Sage Holdings (USA) Inc. (USA)	Investment holding	USD37 500	USD37 500	100	100	113 260	113 260	26 770	291
Sage International Assets Ltd (BVI)	Investment holding	USD55 000 000	USD55 000 000	100	100	275 017	275 017	–	–
Sage Insurance Group Inc. (USA)	Life assurance	USD4 643 525	USD4 643 525	100	100	–	–	–	–
Sage Life Assurance of America Inc. (USA)	Life assurance	USD2 500 000	USD2 500 000	100	100	–	–	–	–
Sage International Finance Ltd (BVI)	Finance	USD1 000	–	100	–	–	–	–	–
Sage Life (Bermuda) Ltd (Bermuda)	Life assurance	USD4 770 000	USD4 770 000	100	100	–	–	–	–
Other property owning and dormant subsidiaries						7 357	7 357	5 624	114 786
						561 979	554 891	107 823	208 584
Directors' valuation of shares						1 620 960	1 494 831		

All subsidiaries are registered in the Republic of South Africa unless otherwise noted

SAGE GROUP LIMITED

Annual financial statements
for the year ended 31 March 2002
Prepared in terms of South African Statements of Generally Accepted Accounting Practice (GAAP)

INDEX

Balance sheets	74
Income statements	75
Group statement of changes in equity	76
Company statement of changes in equity	77
Cash flow statements	78
Notes to the annual financial statements	79
Interest in material subsidiaries	96

Balance sheets

(GAAP)

at 31 March 2002

		GROUP		COMPANY	
		2002	2001	2002	2001
	Note	R000	R000	R000	R000
ASSETS					
Non-current assets		9 722 109	7 146 945	123 585	578 398
Tangible assets	2	45 487	42 196	–	–
Intangible assets	3	123 961	111 199	–	–
Investments in subsidiaries	4	–	–	111 246	572 834
Financial assets	5	53 200	58 702	12 339	5 564
Investments of the life assurance subsidiaries	6	9 499 461	6 934 848	–	–
Current assets		731 394	606 886	14 930	87 963
Inventories	7	16 339	20 683	–	–
Trade and other receivables		400 310	253 294	14 145	–
Dividends owing by subsidiaries		–	–	–	87 000
Cash and cash equivalents		314 745	332 909	785	963
Total assets		10 453 503	7 753 831	138 515	666 361
EQUITY AND LIABILITIES					
Ordinary shareholders' interest	8	5 282	398 017	127 217	225 170
Outside shareholder's interest	11	92 387	89 851	–	–
Total shareholders' interest		97 669	487 868	127 217	225 170
Foreign preference shares redeemed	9	–	440 166	–	440 166
Equity linked notes	10	739 863	–	–	–
Redeemable preference shares issued by subsidiaries	12	108 500	118 500	–	–
Long-term assurance funds	13	9 061 009	6 327 787	–	–
Current liabilities		446 462	379 510	11 298	1 025
Trade and other payables		421 952	317 082	10 933	379
Interest bearing borrowings		11 904	11 244	–	–
Taxation		12 606	51 184	365	646
Total equity and liabilities		10 453 503	7 753 831	138 515	666 361

Income statements

(GAAP)

for the year ended 31 March 2002

		GROUP		COMPANY	
		2002	2001	2002	2001
	Note	R000	R000	R000	R000
Turnover	18	7 487 692	6 729 365	163 416	173 278
Operating (deficit)/surplus		(67 621)	133 957	(1 166)	5 499
Finance costs		(64 292)	(13 293)	(49 739)	(5 300)
Income from subsidiary companies		–	–	115 825	166 513
Exceptional items		(3 228)	(9 865)	–	–
(Loss)/profit before taxation	14	(135 141)	110 799	64 920	166 712
Taxation	15	100 455	50 869	16 623	10 237
(Loss)/profit after taxation		(235 596)	59 930	48 297	156 475
Foreign preference dividends		8 142	14 509	8 142	14 509
Net (loss)/profit attributable to ordinary shareholders		(243 738)	45 421	40 155	141 966
Adjustment for exceptional items		3 228	9 865	–	–
Headline (loss)/earnings		(240 510)	55 286	40 155	141 966
Headline (loss)/earnings per ordinary share (cents)	16				
– Basic and fully diluted		(163,9)	39,0		
Attributable (loss)/earnings per ordinary share (cents)	16				
– Basic and fully diluted		(166,1)	32,1		

Group statement of changes in equity *for the year ended 31 March 2002*

(GAAP)

	Note	Ordinary shares R000	Share premium R000	Con-vertible debentures R000	Capital redemption reserve R000	Non-distributable reserves R000	Retained earnings R000	Total R000
Balance at 31 March 2000		1 403	1	43 993	112	297 018	118 532	461 059
Prior year adjustments	1.14						31 426	31 426
Issued during year		43		2 991	(14)			3 020
Debentures converted during year		2	1 815	(1 817)				–
Share issue expenses			(514)					(514)
Share election reserve						(30)		(30)
Revaluation of investments						(12 748)		(12 748)
Release of excess reserves on redemption of SSI Securities preference shares						42 741	43 548	86 289
Net profit attributable to ordinary shareholders							45 421	45 421
Ordinary dividends	17						(127 872)	(127 872)
Outside shareholder's dividends							(8 088)	(8 088)
Transfer of equity accounted earnings						152	(152)	–
Appropriation for redemption of foreign preference shares							(79 946)	(79 946)
Transfer of non-distributable reserves to distributable reserves						(25 000)	25 000	–
Other						(673)	673	–
Balance at 31 March 2001		1 448	1 302	45 167	98	301 460	48 542	398 017
Issued during year		29			(29)			–
Share issue expenses			(268)					(268)
Revaluation of investments						97	(97)	–
Net loss attributable to ordinary shareholders							(243 738)	(243 738)
Ordinary dividends	17						(135 629)	(135 629)
Outside shareholder's dividends							(10 545)	(10 545)
Appropriation for redemption of foreign preference shares							(2 211)	(2 211)
Transfer of non-distributable reserves to distributable reserves						(301 000)	301 000	–
Other						(344)		(344)
Balance at 31 March 2002		1 477	1 034	45 167	69	213	(42 678)	5 282

Company statement of changes in equity *for the year ended 31 March 2002*

(GAAP)

	Note	Ordinary shares R000	Share premium R000	Con-vertible debentures R000	Capital redemption reserve R000	Non-distributable reserves R000	Retained earnings R000	Total R000
Balance at 31 March 2000		**1 403**	**1**	**43 993**	**112**	**93 613**	**93 269**	**232 391**
Issued during year		43		2 991	(14)			3 020
Debentures converted during year		2	1 815	(1 817)				–
Share issue expenses			(514)					(514)
Share election reserve						(30)		(30)
Release of excess reserves on redemption of SSI Securities preference shares						42 741	13 414	56 155
Net profit attributable to ordinary shareholders							141 966	141 966
Ordinary dividends	17						(127 872)	(127 872)
Transfer of non-distributable reserves to distributable reserves						(25 000)	25 000	–
Appropriation for redemption of foreign preference shares							(79 946)	(79 946)
Balance at 31 March 2001		**1 448**	**1 302**	**45 167**	**98**	**111 324**	**65 831**	**225 170**
Issued during year		29			(29)			–
Share issue expenses			(268)					(268)
Net profit attributable to ordinary shareholders							40 155	40 155
Ordinary dividends	17						(135 629)	(135 629)
Transfer of non-distributable reserves to distributable reserves						(111 324)	111 324	–
Appropriation for redemption of foreign preference shares							(2 211)	(2 211)
Balance at 31 March 2002		**1 477**	**1 034**	**45 167**	**69**	**–**	**79 470**	**127 217**

Cash flow statements

(GAAP)

for the year ended 31 March 2002

	Note	GROUP 2002 R000	GROUP 2001 R000	COMPANY 2002 R000	COMPANY 2001 R000
Cash flows from operating activities		(433 005)	(63 868)	(12 346)	(9 930)
Cash (utilised)/generated by operations	19.1	(75 364)	164 692	198 068	152 801
Finance costs		(64 292)	(13 293)	(49 739)	(5 300)
Taxation paid	19.2	(139 033)	(64 768)	(16 904)	(15 020)
Cash (utilised by)/available from operating activities		(278 689)	86 631	131 425	132 481
Dividends paid	19.3	(154 316)	(150 499)	(143 771)	(142 411)
Cash flows of life assurance subsidiaries' investment activities		168 609	(288 583)	–	–
Cash flows from investing activities		(44 182)	256 722	454 813	4 401
Investments to maintain operations		(24 563)	(22 183)	–	–
Replacement of tangible assets		(26 319)	(26 355)	–	–
Proceeds on disposal of tangible assets		1 756	4 172	–	–
Acquisition and development of intangible assets		(24 777)	(16 352)	–	–
Decrease/(increase) in investments	19.4	5 158	295 257	(6 775)	(4 545)
Decrease in investment in subsidiaries	19.5	–	–	461 588	8 946
		(308 578)	(95 729)	442 467	(5 529)
Cash flows from financing activities		290 414	8 861	(442 645)	2 506
Redemption of foreign preference shares		(442 377)	–	(442 377)	–
Movement in outside shareholder's interest		2 536	6 313	–	–
Proceeds from issue of 8% Equity Linked Notes		739 863	–	–	–
Proceeds from issue of compulsorily convertible debentures		–	3 020	–	3 020
Costs related to share issues		(268)	(514)	(268)	(514)
Redemption of preference shares issued by subsidiaries		(10 000)	–	–	–
Increase in interest bearing borrowings		660	42	–	–
Net decrease in cash and cash equivalents		(18 164)	(86 868)	(178)	(3 023)
Cash and cash equivalents at beginning of year		332 909	419 777	963	3 986
Cash and cash equivalents at end of year		314 745	332 909	785	963

Notes to the annual financial statements *for the year ended 31 March 2002 (GAAP)*

1 ACCOUNTING POLICIES

The financial statements are prepared on the historical cost basis, except for certain investments as detailed below which are carried at fair value. The principal accounting policies of the Group are set out below and are consistent in all material respects with those of the previous year, except as set out in 1.14 below. These policies comply with all relevant South African Statements of Generally Accepted Accounting Practice.

1.1 Basis of consolidation

The Group financial statements incorporate those of the company and all of its subsidiaries. The results of any subsidiaries acquired or disposed of during the year are included from the effective dates of acquisition and up to the effective dates of disposal.

All inter company transactions and resulting profits and losses between Group companies are eliminated on consolidation.

1.2 Life assurance subsidiaries

The surplus attributable to shareholders has been determined after making provision for actuarial liabilities and any movement in reserves.

1.3 Tangible assets

Equipment and vehicles are reflected at cost less accumulated depreciation and any impairment losses. Depreciation is charged on the straight-line basis over the estimated useful lives of the assets.

The estimated maximum useful lives of items of equipment and vehicles are five years for vehicles and three to ten years for equipment.

1.4 Intangible assets

1.4.1 Software in use and under development

Software is reflected at cost less accumulated amortisation and any impairment losses. Software development costs are recognised only when the costs can be reliably measured and the attributable future economic benefits are assured.

Software is amortised on a straight-line basis over the estimated economic lives of up to five years of the assets and is further written down to the extent that any unamortised balance will, in all probability, no longer be recovered through future expected economic benefits.

1.4.2 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of that entity at the date of acquisition.

Goodwill is carried at cost less accumulated amortisation and any impairment losses and is amortised over the estimated economic lives with a maximum of twenty years. It is further written down to the extent that any amortised balance will, in all probability, no longer be recovered through future expected economic benefits.

1.5 Financial assets (excluding investments of the life assurances subsidiaries)

In the company investments in subsidiary companies are stated at cost less provision for impairment. An impairment provision is recognised when the investment in the subsidiary exceeds its directors' valuation which is based on the fair value of that investment. Other investments are reflected at fair value. The surplus or deficit arising on revaluation is transferred directly to non-distributable reserves. Realised surpluses or deficits, based on cost, are reflected in the income statement.

- **Listed investments and unit trusts**
  Listed investments and unit trusts are stated at market value.
- **Unlisted shares**
  Unlisted shares are stated at directors' value which is based on fair value.
- **Erven and land held for development**
  Borrowing costs and other attributable costs necessary to prepare erven and land for their intended use or sale are included in the cost thereof until such erven and land become available for construction purposes or for sale. If the capitalised cost exceeds the estimated realisable value, provision is made for such excess.

1.6 Investments of the life assurance subsidiaries

1.6.1 Listed investments, unit trusts and unlisted shares are reflected at market value, repurchase price and directors' valuation respectively.

1.6.2 Government, public utility, municipal and other interest-bearing investments are reflected at market value.

1.6.3 Mortgages and loans are reflected at cost.

Notes to the annual financial statements *for the year ended 31 March 2002*

(GAAP) (continued)

1.6.4 Property investments, including property subsidiaries, are shown at amounts based on annual directors' valuations of the respective properties and property portfolios. Property trust units are included with listed investments at market value.

1.6.5 Any amounts paid or received in respect of options, if such options are exercised, are added to the cost of acquisition, or to the proceeds of the sale, of the related investments. Amounts relating to options which lapse are included with realised surpluses or deficits on investments. Options still in force are valued at market value under the appropriate investment category.

1.7 Translation of foreign currencies

Transactions in foreign currencies are translated at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Any foreign exchange differences are dealt with in the income statement in the year in which the difference occurs.

Non-monetary assets and liabilities of subsidiaries which are considered to be integrated foreign operations, are translated at historic rates of exchange, with monetary assets and liabilities being translated at rates of exchange ruling at the financial year-end. Income and expenditure of the subsidiaries are translated at the weighted average rate of exchange during the year. Exchange differences arising from the translation of integrated foreign operations are dealt with in the income statement in the year in which the difference occurs.

Assets and liabilities of subsidiaries which are considered to be foreign entities, are translated at rates of exchange ruling at the financial year end. Income and expenditure of foreign entities are translated at the weighted average rate of exchange during the year. Exchange differences arising from the translation of foreign entities are taken directly to non-distributable reserves. On disposal, such differences are recognised in the income statement as part of the gain or loss on disposal.

1.8 Income of the life assurance subsidiaries

Income and outgo is recognised in the income statement on the following bases:

- Individual premiums – when due from policyholders.
- Employee benefits premiums – when due if reasonably sure of collection, otherwise on a cash received basis.
- Benefit payments – when claims are intimated.
- Premiums and benefit payments – net of reassurance.
- New business costs – when incurred.
- Commissions – when incurred.
- Investment returns – dividends from investments are brought to account when the last day for registration for dividend purposes falls within the financial year except for dividends from subsidiaries which are brought to account in the periods in which the profits relating to those dividends were earned. Interest income is accrued on a time proportion basis.

All investment returns comprising investment income, realised and unrealised surpluses or deficits on disposal or valuation of investments, including subsidiaries, are taken to the long-term assurance fund through the income statement.

1.9 Dividend income

Dividends from investments are brought to account when the last day for registration for dividend purposes falls within the financial year except for dividends from subsidiaries which are brought to account in the periods in which the profits relating to those dividends were earned.

1.10 Dividends paid/capitalisation issues

Where the company awards capitalisation shares and the shareholders are entitled to decline the capitalisation award in respect of the whole or any part of their shareholding and elect a cash dividend instead, the cash amount paid is reflected in the income statement as dividends paid. The nominal value of the capitalisation shares to be issued is charged against capital redemption reserve.

1.11 Taxation

Current taxation comprises taxation payable calculated on the basis of the expected taxable income for the year, using the taxation rates enacted at the balance sheet date, and any adjustment of taxation payable for previous years.

Deferred taxation is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their taxation base. The amount of deferred taxation

Notes to the annual financial statements *for the year ended 31 March 2002*

(GAAP) (continued)

provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using taxation rates enacted or substantively enacted at the balance sheet date. Deferred taxation is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity or in the long-term assurance fund. The effect on deferred taxation of any changes in taxation rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity or the long-term assurance fund.

A deferred taxation asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused taxation losses and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is no longer probable that the related taxation benefit will be realised.

Capital gains taxation balances are reflected at current value and have not been discounted. Deferred capital gains taxation relating to the assets underlying the policyholders' funds is included in the long-term assurance fund.

1.12 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation.

1.13 Employee benefits

1.13.1 Defined contribution plans

Contributions to a defined contribution plan in respect of service in a particular period are recognised as an expense in that period.

1.13.2 Defined benefit plans

Current service costs in respect of a defined benefit plan are recognised as an expense in the current period. The defined benefit liability, current service costs and past service costs are determined by using the Projected Unit Credit Method.

1.13.3 Existing employees

Past service costs, experience adjustments, the effects of changes in actuarial assumptions and the effects of plan amendments in respect of existing employees in a defined benefit plan are recognised as an expense or as income systematically over the expected remaining working lives of those employees, (except in the case of certain plan amendments where the use of a shorter time period is necessary to reflect the receipt of economic benefits by the enterprise.)

1.14 Prior year adjustments

In terms of AC 131 dealing with business combinations, the Group has reinstated goodwill previously written off and is amortising this goodwill over its estimated useful life.

The Group has also aligned its accounting for integrated foreign operations in terms of AC 112. Non-monetary assets and outside shareholder's interest of these foreign subsidiaries are now converted to Rand using the historic exchange rates that applied when these balances originated. Previously these balances were converted to Rand using the exchange rate at year-end.

The effect on the opening retained earnings at 31 March 2001 is set out below.

	Group R000
Retained earnings as previously reported	866
Reinstatement of goodwill, net of accumulated amortisation as at 31 March 2000	26 951
– Cost	30 801
– Amortisation	3 850
Amortisation for the year ended 31 March 2001	1 540
Revaluation of non-monetary assets and outside shareholder's interest denominated in foreign currency	22 265
– as at 31 March 2000	4 475
– for the year ended 31 March 2001	17 790
Retained earnings as restated	48 542

Notes to the annual financial statements *for the year ended 31 March 2002*

((GAAP) (continued)

		GROUP	
		2002 R000	2001 R000
2	**TANGIBLE ASSETS**		
	Cost	94 255	74 471
	Equipment	72 951	53 889
	Vehicles	21 304	20 582
	Depreciation and amounts written off	48 768	32 275
	Equipment	38 284	22 403
	Vehicles	10 484	9 872
	Net book value	45 487	42 196
2.1	**Analysis of movements in net book value**		
	Opening balance	42 196	26 895
	Additions	26 319	26 355
	Equipment	21 013	17 835
	Vehicles	5 306	8 520
	Disposals	(2 381)	(3 467)
	Equipment	(879)	(160)
	Vehicles	(1 502)	(3 307)
	Depreciation	(20 647)	(7 587)
	Equipment	(16 953)	(3 913)
	Vehicles	(3 694)	(3 674)
	Closing balance	45 487	42 196
3	**INTANGIBLE ASSETS**		
	Cost	166 403	141 626
	Software in use	22 194	17 439
	Software under development	79 640	59 618
	Goodwill	64 569	64 569
	Amortisation and amounts written off	(42 442)	(30 427)
	Software in use	(18 628)	(9 842)
	Goodwill	(23 814)	(20 585)
	Net book value	123 961	111 199
3.1	**Analysis of movements in net book value**		
	Opening balance	111 199	99 604
	Additions	24 777	16 354
	Software in use	4 755	11 123
	Software under development	20 022	5 231
	Disposals		
	Software in use	–	(2)
	Amortisation	(12 015)	(4 757)
	Software in use	(8 786)	(1 648)
	Goodwill	(3 229)	(3 109)
	Closing balance	123 961	111 199

Notes to the annual financial statements *for the year ended 31 March 2002*

(GAAP) (continued)

		GROUP		COMPANY	
		2002 R000	2001 R000	2002 R000	2001 R000
4	**INVESTMENTS IN SUBSIDIARIES**				
	Shares at cost less amounts written off			1 802 918	1 122 439
	Net amounts owing to subsidiaries			(1 246 441)	(104 374)
				556 477	1 018 065
	Less: Total redemption obligation on preference shares issued and held by wholly-owned subsidiary company – Sage Holdings Limited (note 8.2)			445 231	445 231
				111 246	572 834
5	**FINANCIAL ASSETS at valuation**				
	Unit trusts	22 236	19 935	–	–
	Unlisted shares	201	141	–	–
	Development properties	32	90	–	–
	Amounts advanced to share incentive trusts	30 731	38 536	12 339	5 564
		53 200	58 702	12 339	5 564
6	**INVESTMENTS OF THE LIFE ASSURANCE SUBSIDIARIES**				
6.1	**Sage Life Limited**				
	Listed investments	2 363 664	2 512 150		
	– shares	1 171 348	1 520 593		
	– property trust units	38 854	74 585		
	– foreign securities	1 153 462	916 972		
	Unit trusts	2 815 895	2 300 421		
	Foreign cash and cash equivalents	52 666	–		
	Government, public utility and municipal stock	1 064 674	867 856		
	Debentures, mortgages and loans	37 674	44 483		
	Property investments	532 502	550 570		
	Loans secured against company's life policies	86 326	79 797		
		6 953 401	6 355 277		
6.2	**Sage Life Assurance of America Inc**				
	Unit trusts	1 498 722	110 820		
	Fixed interest securities	1 047 338	468 751		
		2 546 060	579 571		
6.3	**Total investments**	9 499 461	6 934 848		

Notes to the annual financial statements *for the year ended 31 March 2002*
(GAAP) (continued)

		GROUP		COMPANY	
		2002 R000	2001 R000	2002 R000	2001 R000
6	INVESTMENTS OF THE LIFE ASSURANCE SUBSIDIARIES (continued)				
6.4	**Sectoral analysis of listed shares – RSA**	1 171 348	1 520 593		
		%	%		
	Mining resources	4,1	11,1		
	Non-mining resources	4,3	1,1		
	Financial	76,0	71,5		
	Insurance	2,7	3,0		
	Industrial	12,6	13,1		
	Real estate	0,3	0,2		
		100,0	100,0		
7	INVENTORIES				
	Property				
	– work in progress	8 673	1 696		
	– completed developments	3 539	16 244		
	Unit trusts	4 127	2 743		
		16 339	20 683		
8	ORDINARY SHAREHOLDERS' INTEREST				
	Ordinary share capital (note 8.1)	1 477	1 448	1 477	1 448
	Share premium (note 8.3)	1 034	1 302	1 034	1 302
	Capital redemption reserve	69	98	69	98
	Non-distributable reserves (note 8.4)	213	301 460	–	111 324
	(Accumulated loss)/retained earnings	(42 678)	48 542	79 470	65 831
	Compulsorily convertible debentures (note 8.5)	45 167	45 167	45 167	45 167
		5 282	398 017	127 217	225 170
8.1	**Ordinary share capital**				
	Authorised				
	164 043 915 shares of 1 cent each	1 640	1 640	1 640	1 640
	Issued				
	147 729 514 shares of 1 cent each (2001 – 144 757 700)	1 477	1 448	1 477	1 448

In terms of a shareholders' resolution dated 27 August 2001 the unissued shares are under the control of the directors.

The authority remains in force until the forthcoming annual general meeting.

Options to acquire 3 776 400 ordinary shares were granted during the year in terms of the Sage Share Incentive Scheme.

Of these, 200 000 were granted at an exercise price of 505 cents per option and 3 576 400 at 525 cents per option.

Options expire if not exercised within 10 years of the date of being granted.

Notes to the annual financial statements *for the year ended 31 March 2002*

(GAAP) (continued)

		GROUP		COMPANY	
		2002 R000	2001 R000	2002 R000	2001 R000
8	ORDINARY SHAREHOLDERS' INTEREST (continued)				
8.2	**Preference share capital**				
	Variable rate redeemable "A" preference shares				
	Authorised and issued				
	80 951 085 shares of 1 cent each	810	810	810	810
	Share premium redemption obligation (note 8.3)	444 421	444 421	444 421	444 421
		445 231	445 231	445 231	445 231
	Less: Set off against investments in subsidiaries (note 4)	445 231	445 231	445 231	445 231
		–	–	–	–
	The variable rate redeemable "A" preference shares were ordinary shares held by Sage Holdings Limited and converted to preference shares in terms of a Scheme of Arrangement entered into in 1992. In accordance with Generally Accepted Accounting Practice this cross holding is eliminated on consolidation, and for this reason, these preference shares have been set off against the interest in subsidiaries. These preference shares are redeemable at the option of the company and will be redeemed in due course.				
8.3	**Share premium**				
	Total premium	445 455	445 723	445 455	445 723
	Less: Redemption obligation on variable rate redeemable preference shares (note 8.2)	444 421	444 421	444 421	444 421
	Net premium	1 034	1 302	1 034	1 302
8.4	**Non-distributable reserves**				
	Analysis of reserves				
	Revaluation and other reserves transferred from the life fund	–	227 351	–	–
	Foreign exchange translation gains	71	68	–	–
	Surplus on sale of investments	–	57 469	–	111 324
	Other	142	16 572	–	–
		213	301 460	–	111 324

Notes to the annual financial statements *for the year ended 31 March 2002 (GAAP) (continued)*

	GROUP		COMPANY	
	2002 R000	2001 R000	2002 R000	2001 R000
8 ORDINARY SHAREHOLDERS' INTEREST (continued)				
8.5 Compulsorily convertible debentures				
2 370 765 debentures in issue	45 167	45 167	45 167	45 167
The debentures are issued in terms of the company's share incentive scheme for employees. The debentures are unsecured and compulsorily convertible into ordinary shares on a one-for-one basis over a period of seven years. They bear interest at a variable rate which was 13,0% at 31 March 2002 (2001 – 13,0%).				
9 FOREIGN PREFERENCE SHARES REDEEMED				
Authorised 5 000 4,5% cumulative convertible redeemable preference shares – 2001				
Share capital	–	1	–	1
Share premium	–	195 720	–	195 720
Reserve created for redemption	–	244 445	–	244 445
	–	440 166	–	440 166
These preference shares previously treated as equity were redeemed on 30 June 2001 for an amount of R442,4 million.				
10 EQUITY LINKED NOTES				
10.1 13 000 8% unsecured equity linked notes due 2005 Nominal value of US$65 million at the rate of exchange ruling at the date of the balance sheet.	739 863	–	–	–

10.2 The notes were issued on 22 June 2001 at a price of US$5 000 per note by Sage International Finance Limited and are fully guaranteed by Sage Group Limited. Unless previously purchased or redeemed, the notes will be redeemed at their issue price on 31 July 2005.

10.3 Noteholders have the right to redeem their notes at any time from 31 July 2003 until 24 July 2005 at a price per note equal to the market value of an ABSA Group Limited share, in US$, multiplied by 947,982.

10.4 The issuer may redeem all notes at any time from 31 July 2004, at their issue price, if:
- the market value per ABSA Group Limited share for purposes of 10.3 above, exceeds US$6,59; or
- purchases and/or redemptions have been effected in respect of more than 90% of the notes.

10.5 Interest is payable semi-annually in arrear on 31 January and 31 July in each year.

Notes to the annual financial statements *for the year ended 31 March 2002*
(GAAP) (continued)

	GROUP		COMPANY	
	2002 R000	2001 R000	2002 R000	2001 R000
11 OUTSIDE SHAREHOLDER'S INTEREST				
Preference share capital				
Non-redeemable preference shares issued by USA subsidiary carrying a dividend coupon rate of 9,048% per annum	92 387	89 851	–	–
12 REDEEMABLE PREFERENCE SHARES ISSUED BY SUBSIDIARIES				
Preference capital, with variable rates of dividend linked to a weighted average rate of 67,57% of the prime bank overdraft rate, held by outside shareholders is redeemable on the following dates, unless renewed or reissued:				
– 31 August 2001	–	10 000		
– 30 September 2002	7 500	7 500		
– 3 October 2002	10 000	10 000		
– 4 October 2002	10 000	10 000		
– 31 January 2003	25 000	25 000		
– 3 February 2003	56 000	56 000		
	108 500	118 500	–	–
13 LONG-TERM ASSURANCE FUNDS	9 061 009	6 327 787	–	–

The funds comprise actuarial liabilities (allowing for all forms of profit participation by the various classes of policies).

The report of the statutory actuary on the financial position of Sage Life Limited together with the statement of actuarial value of assets and liabilities are set out on pages 58 to 60 of this report.

The long-term assurance funds include the separate account liabilities of Sage Life Assurance of America Inc of R2 372 million (2001 – R377 million).

Notes to the annual financial statements *for the year ended 31 March 2002*
(GAAP) (continued)

	GROUP		COMPANY	
	2002 R000	2001 R000	2002 R000	2001 R000
14 (LOSS)/PROFIT BEFORE TAXATION				
14.1 (Loss)/profit before taxation includes the following:				
Income				
Subsidiary companies			115 825	166 513
– Dividends			115 825	161 000
– Other			–	5 513
Life assurance subsidiaries				
– Investment income	367 223	286 916		
– Realised and unrealised surpluses on investments	664 281	472 272		
Investments	14 453	21 341		
– Listed – dividends	6 252	5 165		
– Unlisted – dividends	835	–		
– Unlisted – interest	7 346	16 176		
Charges				
Depreciation and amortisation	32 662	12 344	–	–
– Tangible assets	20 647	7 587		
– Intangible assets	12 015	4 757		
Operating lease charges				
– Fixed property and equipment	21 130	9 762	–	–
Staff costs	251 393	171 160	–	–
Remuneration to non-employees	99 347	37 064	–	–
– Investment management services	43 853	3 627		
– Consulting and outsourced technical services	49 161	33 065		
– Actuarial services	2 505	38		
– Secretarial services	3 828	334		
Auditors' remuneration	17 854	3 523	–	–
– Audit fees	9 131	2 094		
– Internal audit services outsourced	1 243	1 218		
– Other consulting services	7 480	211		
Loss/(profit) on disposal of tangible assets	625	(705)	–	–
14.2 Directors' emoluments				
From subsidiary companies for services as				
– non-executive directors			3 844	4 668
– executive directors			10 740	1 283
			14 584	5 951
See pages 29 and 30 for details of individual director's remuneration and service contracts.				
14.3 Finance costs				
Interest paid on debentures held by share trust	5 872	6 551	5 872	6 551
Less: Interest received on loans to share trust	5 872	6 551	2 333	1 251
	–	–	3 539	5 300
Redeemable preference dividends (note 12)	9 325	10 323	–	–
Interest on bank and other short-term borrowings	8 767	2 970	–	–
Interest on 8% Equity Linked Notes	46 200	–	–	–
Interest paid to subsidiary	–	–	46 200	–
	64 292	13 293	49 739	5 300

Notes to the annual financial statements *for the year ended 31 March 2002*
(GAAP) (continued)

	GROUP		COMPANY	
	2002	2001	2002	2001
	R000	R000	R000	R000
14 PROFIT BEFORE TAXATION (continued)				
14.4 Exceptional items				
Donation to the Sage Foundation	–	6 715	–	–
Amortisation of goodwill	3 228	3 109		
Net deficit on disposal of investments	–	41	–	–
	3 228	9 865	–	–
15 TAXATION				
15.1 Charge for the year				
Taxation on income				
South African normal taxation				
– Current – current year	41 865	16 572		
– prior year	(19)	56		
– Capital gains taxation	1 766	–		
– Deferred – current year	(680)	(1 300)		
Life company section 29A transitional taxation	–	(10 668)		
Secondary taxation on companies	16 738	10 237	16 623	10 237
Total taxation on income	59 670	14 897	16 623	10 237
Transaction and other taxation	40 785	35 972		
Total taxation	100 455	50 869	16 623	10 237
Transaction and other taxes relates to levies, stamp duties and non-recoverable value added taxation.				

15.2 Reconciliation of taxation rate	2002	2001	2002	2001
	%	%	%	%
Taxation as a percentage of (loss)/profit before taxation	(74)	46	26	6
Taxation effect of:				
– dividend income	–	–	7	30
– losses of international operating activities	27	12	–	–
– special taxation situation of SA life assurance subsidiary	21	12	–	–
– non deductible expenditure	11	–	23	–
– exceptional items	2	(4)	–	–
– secondary taxation on companies	12	(9)	(26)	(6)
– capital gains taxation	1	–	–	–
– life company section 29A transitional taxation	–	11	–	–
– transaction and other taxes	30	(38)	–	–
Standard taxation rate	30	30	30	30

Notes to the annual financial statements for the year ended 31 March 2002 (GAAP) (continued)

	GROUP		COMPANY	
	2002 R000	2001 R000	2002 R000	2001 R000
15 TAXATION (continued)				
15.3 Future taxation relief				
Estimated losses available to the Group for set off against future South African taxable income amount to R77,0 million (2001 – R45 million). In addition, there are losses available within the life assurance subsidiary for set off against policyholders' income, amounting to R324 million (2001 – R349 million). Estimated losses available to the international assurance operations amount to approximately R381 million (2001 – R242 million).				
15.4 Taxation losses arising in policyholder funds				
Deferred taxation assets have not been recognised in respect of the above because future taxable profit may not be available against which the life operations can utilise the taxation losses.				
16 EARNINGS PER SHARE				
16.1 Headline earnings per share				
Basic headline earnings per share is calculated by dividing the headline earnings by the weighted average number of ordinary shares in issue during the year:				
Attributable earnings	(243 738)	45 421		
Exceptional items	3 228	9 865		
Headline earnings (R000)	(240 510)	55 286		
Weighted average number of ordinary shares in issue (000)	146 739	141 618		
Basic headline (loss)/earnings per share (cents)	(163,9)	39,0		
16.2 Attributable earnings per share				
Basic attributable earnings per share is calculated by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.				
16.3 Fully diluted earnings per share				
The conversion of the compulsorily convertible debentures have an anti-dilutory effect. Fully diluted headline earnings and fully diluted attributable earnings per share are therefore equivalent to basic headline and attributable earnings per share, respectively.				
17 ORDINARY DIVIDENDS PAID				
Final dividend of 81 cents per share paid during July 2001 (note 1.11) (July 2000 – 81 cents per share)	91 310	94 351	91 310	94 351
Interim dividend of 30 cents per share paid during January 2002 (note 1.11) (January 2001 – 45 cents per share)	44 319	33 521	44 319	33 521
	135 629	127 872	135 629	127 872

Notes to the annual financial statements *for the year ended 31 March 2002*

(GAAP) (continued)

	GROUP		COMPANY	
	2002	2001	2002	2001
	R000	R000	R000	R000
18 TURNOVER				
Group turnover includes that of all subsidiary companies, comprising investment income, sales including unit trust sales, rentals, commissions and fees and excludes value added taxation.	7 487 692	6 729 365	163 416	173 278
19 NOTES TO THE CASH FLOW STATEMENTS				
19.1 Cash generated by operations				
(Loss)/income before interest and taxation	(70 849)	124 092	114 659	172 012
Adjustments for:				
– exceptional items	–	6 715	–	–
– depreciation and amortisation	32 662	12 385	–	–
– loss/(profit) on disposal of tangible assets	623	(705)	–	–
	(37 562)	142 487	114 659	172 012
Changes in working capital	(37 802)	22 205	83 409	(19 211)
Decrease in inventories	4 344	3 822	–	–
(Increase)/decrease in trade and other receivables and dividends owing by subsidiaries	(147 016)	(9 977)	72 855	(19 192)
Increase/(decrease) in trade and other payables	104 870	28 360	10 554	(19)
Cash (absorbed)/generated by operations	(75 364)	164 692	198 068	152 801
19.2 Taxation paid				
Amounts unpaid at beginning of year	(51 184)	(65 083)	(646)	(5 429)
Amounts charged to income statement	(100 455)	(50 869)	(16 623)	(10 237)
Amounts unpaid at end of year	12 606	51 184	365	646
	(139 033)	(64 768)	(16 904)	(15 020)
19.3 Dividends paid				
Amounts unpaid at beginning of year	–	–	–	–
	(154 316)	(150 469)	(143 771)	(142 381)
Ordinary dividends paid	(135 629)	(127 872)	(135 629)	(127 872)
Preference dividends paid	(18 687)	(22 597)	(8 142)	(14 509)
Capitalisation issues	–	(30)	–	(30)
Amounts unpaid at end of year	–	–	–	–
	(154 316)	(150 499)	(143 771)	(142 411)
19.4 Decrease/(increase) in financial assets				
Valuation at beginning of year	58 702	286 974	5 564	1 019
Adjustment for non-cash movements	(344)	66 985	–	–
Valuation at end of year	(53 200)	(58 702)	(12 339)	(5 564)
	5 158	295 257	(6 775)	(4 545)
19.5 Decrease in investments in subsidiaries				
Decrease/(increase) in investments in subsidiaries			461 588	(47 210)
Non-cash movement			–	56 156
			461 588	8 946

Notes to the annual financial statements *for the year ended 31 March 2002 (GAAP) (continued)*

20 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

In common with all other businesses, the Group is exposed to financial risks. These risks are managed as part of the normal operations of the Group and the effectiveness of risk management is overseen by the Board of Directors and various board committees including the Group Audit Committee, Investment Management Committee, Valuation Committee and Risk Management Committee.

The more important financial risks to which the Group is exposed are described below.

Market risk

Market risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

All Group investments, including policyholder investments, are valued at market value or directors' valuations, as appropriate, and are therefore susceptible to market fluctuations. Investments are managed with the aim of maximising returns for both shareholders and policyholders while limiting risks to acceptable levels.

The most significant portion of the Group's insurance business comprises market related business where policyholder benefits are linked to the performance of underlying assets. Continuous monitoring takes place to ensure that appropriate assets are held where the liabilities are dependent upon the performance of such assets and that a suitable match of assets exists for all other liabilities.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market interest rates.

The Group is exposed to interest rate risks in two areas:

– where changes in market interest rates cause fluctuations in the value of financial instruments. This in essence forms part of the market risk detailed above.

– where the Group has borrowed funds at floating interest rates at 31 March 2002, this applied to redeemable preference shares issued by subsidiaries as detailed in note 12, and short-term borrowings totalling R11,9 million.

Currency risk

Currency risk is the risk that the Rand value of financial instruments will fluctuate due to changes in foreign exchange rates.

The Group's exposure to currency risk arises primarily from foreign investments made for the benefit of shareholders and policyholders and the issue of equity linked notes, denominated in US$. The liabilities of the Group's USA subsidiaries are matched by assets in the same currency thereby limiting exposure to currency risks.

Credit risk

Credit risk is the risk that a party to a financial instrument will fail to discharge an obligation and cause the Group to incur a financial loss.

In order to minimise its exposure to this risk, the Group deals only with well established financial institutions of high credit standing and transactions are monitored in accordance with parameters established by the Board and Investment Management Committee.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet its obligations to a counterparty.

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained. In terms of the company's Articles of Association, the borrowing powers of the company are unlimited. According to the terms and conditions of the equity linked notes issue, however, neither the company nor Sage Life Limited may create any form of encumbrance to secure any indebtedness represented by instruments that are listed or capable of being listed, as long as the notes remain outstanding.

Operational risk

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk.

These risks are monitored by the Board and relevant committees.

Underwriting risk

Underwriting risk is the risk that actual exposure to mortality, disability and medical risks in respect of policyholder benefits will exceed prudent exposure.

Notes to the annual financial statements *for the year ended 31 March 2002*

(GAAP) (continued)

Procedures to control and manage this risk are in operation and include:

- reports by the statutory actuary on the actuarial soundness of premium rates in use and the profitability of the business.
- rate tables are approved and authorised by the statutory actuary prior to issue.
- mortality and morbidity experience is constantly monitored.
- applications for risk cover in excess of specified limits are subject to laid down procedures for review and testing where applicable.
- catastrophe insurance is in place for single-event disasters.
- all risk related liabilities above a certain retention limit are reinsured.

Capital adequacy risk

Capital adequacy risk relates to the risk that there are insufficient reserves to provide for adverse variations in actual future experience compared with assumptions made in the financial soundness valuation.

Statutory adequacy requirements amounting to R462,9 million (2001 – R405,4 million) were covered 3,9 times at 31 March 2002 (2001 – 3,9 times).

21 RELATED PARTY INFORMATION

During the year, the Group conducted normal business transactions with related parties. These transactions are governed by terms no less favourable than those arranged with unrelated parties.

Subsidiary companies

Material subsidiaries are detailed on page 96 and income from and investments in subsidiaries are disclosed in notes 14 and 4 respectively.

Assets under management

Sage Unit Trusts Limited manages the Group's unit trusts' assets repectively, on an arm's-length basis. At 31 March 2002 these assets under management totalled R5,5 billion (2001 – R4,6 billion).

Sage Life Limited and its international operations manage assets on behalf of its policyholders, also on an arm's-length basis. At 31 March 2002 policyholder funds totalled R9,1 billion (2001 – R6,3 billion).

Directors

Details relating to directors' emoluments and shareholdings in the company are disclosed in note 14, the statement of corporate governance and the directors' report.

There were no material transactions with directors or their families during the year.

Shareholders

The principal shareholders of the company are detailed on page 97 of the annual report.

The only transactions occurring between Sage companies and the ABSA Group Limited were normal financial services transactions carried out on an arm's-length basis.

22 CONTINGENCIES AND COMMITMENTS

	Group		Company	
	2002 R000	2001 R000	2002 R000	2001 R000
22.1 Guarantees furnished in respect of performance guarantees, mortgages, and municipal services relating to property activities.	4 133	4 856	–	–
22.2 Guarantees relating to equity linked notes on behalf of subsidiary	–	–	739 863	–
22.3 Future operating lease charges for premises				
– payable within one year	19 681	17 416		
– payable thereafter	64 857	57 987		
	84 538	75 403		

23 RETIREMENT BENEFIT INFORMATION

The company provides for the retirement benefits of its employees (other than those required by legislation to be members of specific industry funds) by means of a defined benefit fund and a defined contribution fund. These funds are governed by the Pension Funds Act, 1956.

23.1 Defined benefit fund

The scheme covers the majority of administrative employees and is actuarially valued at intervals of not more than 3 years. The most recent valuation, at 1 January 2001, reflected the scheme to be in a sound financial position. If deficits were to arise they would be funded by the Group.

Notes to the annual financial statements *for the year ended 31 March 2002*
(GAAP) (continued)

	2002 Rm
Change in defined benefit funded obligation	
Present value of funded obligation	
at beginning of year	204,8
Service cost benefits earned during the year	16,3
Interest cost on projected benefit obligation	24,1
Benefits paid	(9,4)
Actuarial gains or losses	-
Present value of funded obligation at end of year	235,8
Change in plan assets	
Fair value of plan assets	
at beginning of year	242,8
Expected return on plan assets	29,7
Contributions received (1)	9,4
Benefits paid	(9,4)
Actuarial gains	23,4
Fair value of plan assets at end of year	295,9
Fund excess (not recognised (2))	60,1

(1) Actual contributions received were R11,9 million and expenses and risk premiums paid were R2,5 million.
(2) No asset has been recognised in respect of the surplus as its apportionment has still to be determined in terms of the Pension Fund Second Amendment Act, 39 of 2001.

Actual return on plan assets	
Expected return on plan assets	29,7
Actuarial gain on plan assets	23,4
Actual return on plan assets	53,1
Investments in employer	
Sage Group Limited – ordinary shares	2,4

Expenses recognised in the income statement	
Service cost	16,3
Interest cost	24,1
Less expected returns	(29,7)
Actuarial gains or losses recognised	-
Total included in staff costs	10,7
Principal actuarial assumptions at 1 January 2001	%
Discount rate	13,5
Expected rate of return	14,0
Expected rate of salary increases	11,5
Expected rate of pension increases	8,5

23.2 Defined contribution fund

The defined contribution fund covers the majority of sales employees of the Group. The scheme is funded both by member and Group contributions, which are charged to the income statement as incurred. The Group contributed R3,3 million to the fund during the year (2001 – R3,4 million).

23.3 Post retirement benefits other than pensions

Other than its commitments in respect of its pension funds as detailed above, the Group has no further obligations for post retirement benefits, including medical aid, in respect of the past service of present employees and pensioners.

24 REPORT OF THE DIRECTORS

The statutory information required in terms of the Companies Act is included in the Directors' Report and Review of Operations.

25 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to provide a more meaningful comparison.

Notes to the annual financial statements *for the year ended 31 March 2002*

(GAAP) (continued)

26 SEGMENTAL REPORTING

(R000s)

	Life Assurance		Unit trusts	Other	
Segmental reporting – 2002	SA	International	SA	SA	Total
Revenues	2 621 777	1 725 789	76 423	236 765	4 660 754
Attributable earnings/(loss) before taxation, exceptional items and preference dividends					
Net income before operating expenses	1 556 697	854 129	76 423	–	2 487 249
Benefits paid	(1 072 439)	(712 304)			(1 784 743)
Operating expenses	(457 036)	(264 465)	(42 224)	(70 694)	(834 419)
	27 222	(122 640)	34 199	(70 694)	(131 913)
Other information					
Assets	7 447 568	2 903 747	36 639	65 549	10 453 503
Liabilities	7 015 041	2 410 017	20 146	910 630	10 355 834
Capital expenditure	20 118	30 318	563	97	51 096
Depreciation	8 742	19 089	1 428	3 403	32 662

(R000s)

	Life Assurance		Unit trusts	Other	
Segmental reporting – 2001	SA	International	SA	SA	Total
Revenues	1 995 935	430 119	62 690	43 029	2 531 773
Attributable earnings/(loss) before taxation, exceptional items and preference dividends 2001					
Net income before operating expenses	1 552 737	32 531	62 690	32 990	1 680 948
Benefits paid	(1 027 389)				(1 027 389)
Operating expenses	(393 587)	(76 991)	(35 793)	(26 524)	(532 895)
	131 761	(44 460)	26 897	6 466	120 664
Other information					
Assets	6 800 444	816 997	35 778	100 612	7 753 831
Liabilities	6 354 390	411 835	7 269	492 469	7 265 963
Capital expenditure	19 017	17 842	5 546	104	42 509
Depreciation	8 081	1 424	927	373	10 805

Interest in material subsidiaries

(GAAP)

at 31 March 2002

	Issued share capital 2002	Issued share capital 2001	Proportion held directly or indirectly by holding company 2002	Proportion held directly or indirectly by holding company 2001	Book value of shares 2002	Book value of shares 2001	Amounts owing to/(by) company 2002	Amounts owing to/(by) company 2001
	R	R	%	%	R000	R000	R000	R000
INSURANCE AND FINANCIAL SERVICES								
Sage Life Ltd	9 800 000	9 800 000	100,0	100,0	680 487	–	910	–
FPS Ltd	78 200	78 200	100,0	100,0	–	–	–	–
Sage Management Services (Pty) Ltd	10	10	100,0	100,0	–	–	–	–
Sage Unit Trusts Ltd	783 000	783 000	100,0	100,0	–	–	–	–
Sage Specialised Insurance (Pty) Ltd	200	200	100,0	100,0	–	–	–	–
Sage Investment Trust Ltd	2 625 000	2 625 000	100,0	100,0	–	–	2 144	(1 567)
Other	–	–	–	–	15	23	(41)	36
COMPANIES TO BE DEREGISTERED								
Sage Life Holdings Ltd	82 503	82 503	100,0	100,0	753 249	753 249	(785 114)	(190 076)
Sage Holdings Ltd	30 353 781	30 353 781	100,0	100,0	369 167	369 167	62 082	87 233
FOREIGN REGISTERED COMPANIES								
Sage International Assets Ltd (BVI)	USD55 000 000	USD55 000 000	100,0	100,0	–	–	–	–
Sage Holdings USA Inc (USA)	USD37 500	USD37 500	100,0	100,0	–	–	–	–
Sage Insurance Group Inc (USA)	USD4 643 525	USD4 643 525	100,0	100,0	–	–	–	–
Sage Life Assurance of America Inc (USA)	USD2 500 000	USD2 500 000	100,0	100,0	–	–	–	–
Sage Life (Bermuda) Ltd (Bermuda)	USD4 770 000	USD4 770 000	100,0	100,0	–	–	–	–
Sage International BV (Netherlands)	NLG31 500	NLG31 500	100,0	100,0	–	–	–	–
Sage International Finance Ltd (BVI)	USD1 000	–	100,0	–	–	–	(526 422)	–
PROPERTY								
Sage Property Holdings Ltd	5 715 530	5 715 530	100,0	100,0	–	–	–	–
SMH Land Development (Pty) Ltd	12	12	100,0	100,0	–	–	–	–
Townhomes (Pty) Ltd	1 000	1 000	100,0	100,0	–	–	–	–
					1 802 918	1 122 439	(1 246 441)	(104 374)

All subsidiaries are registered in the Republic of South Africa unless otherwise noted.

A complete list of all subsidiary companies is available for inspection at the registered office of the company. The attributable interest of the company in the profits and losses after taxation of its subsidiaries for the year ended 31 March 2002 is as follows:

Profits – R31 248 000 (2001 – R106 629 000)

Losses – R186 629 000 (2001 – R45 481 000)

SAGE GROUP LIMITED

Share analysis

SHARE ACTIVITY ON THE JSE SECURITIES EXCHANGE SA

	2002	2001
Number of ordinary shares in issue	**147 729 514**	144 757 700
Volume of shares traded	**22 328 819**	19 146 555
Value of shares traded (R000)	**187 620**	251 908
Market capitalisation (R000)	**1 034 107**	1 440 339
Market prices (cents per share)		
– Closing	**700**	995
– High	**1 075**	2 030
– Low	**490**	970
– Weighted average	**815**	1 436
Closing price/earnings	**3,70**	4,80

ANALYSIS OF SHAREHOLDERS

37,0%	Public including management and foreign
22,2%	Mines Pension Funds
18,0%	Sagecor Ltd (50% HL Shill 50% Remgro)
15,5%	ABSA
7,3%	Remgro

ANALYSIS OF SHAREHOLDINGS *at 31 March 2002*

	Number of share-holders	% of share-holders	Number of shares held	% of shares held
1 – 500	**1 831**	**37,7**	**348 258**	**0,2**
501 – 1 000	**854**	**17,6**	**649 466**	**0,4**
1 001 – 5 000	**1 438**	**29,5**	**3 462 143**	**2,3**
5 001 – 10 000	**364**	**7,5**	**2 731 944**	**1,9**
10 001 – 50 000	**295**	**6,1**	**6 005 536**	**4,1**
50 001 – 100 000	**38**	**0,8**	**2 770 629**	**1,9**
100 001 and over	**37**	**0,8**	**131 761 538**	**89,2**
	4 857	**100,0**	**147 729 514**	**100,0**

Directorate

CHAIRMAN

LOUIS SHILL,
BCom CA(SA), SEP Stanford, Founder and Group Chairman, 37 years' service.

EXECUTIVE DIRECTORS

KEVIN DALY,
Agency Sales, Event Management and Compliance, 35 years' service.

JANSSEN DAVIES,
SEP Stanford, Chief Executive, (South African operations), Chief Executive Officer, Sage Life, 32 years' service.

JOHN HENDERSON,
BSc (Hons) FIA, FASSA, ASA, Actuarial, Legal Services and Company Valuator, 24 years' service.

LEON KAPLAN,
BCom CA(SA), Group Finance, 7 years' service.

PETER KARSTEL,
BCom CA(SA), Finance, 15 years' service.

ROBIN MARSDEN,
BCom (Hons), MCom, CA(SA), Chief Executive, Sage Life of America (International operations), 7 years' service.

WAYNE McCURRIE,
BCompt (Hons) CA(SA), Chief Investment Officer, joined 2002.

BERNARD NACKAN,
BA (Econ), SEP Stanford, Corporate Communications and USA Liaison, Managing Director, Sage Unit Trusts, 28 years' service.

TONY SINGLETON,
AIBS, ACIBM, Individual Operations and Company Services, 18 years' service.

COLIN TOMSETT,
Employee Benefits, 27 years' service.

ALTERNATE DIRECTORS

MARLI VENTER,
BSC Hons FFA CFP, Employee Benefits, 7 years' service.

KOBUS VLOK,
BCom MBL, Broker Division, 15 years' service.

NON-EXECUTIVE DIRECTORS

MANDLA ADONISI,
(Dip:Theol), BA (Hons) MA M (Management), appointed 1994, Director, Adonisi and Associates.

DR DANIE CRONJÉ,
BCom (Hons) MCom, DCom, appointed 1991, Chairman, ABSA Group Limited.

BAREND DU PLESSIS,
BSc, appointed 1993, Business Consultant, former Minister of Finance.

DENIS FALCK,
CA(SA) Appointed 2001, Executive Director, Remgro Limited.

GARTH GRIFFIN,
BSc FIA, appointed 1999, Business Consultant, former Managing Director, Old Mutual Group.

DR BRUCE ILSLEY,
BSc (Chem Eng) PhD, CFP, appointed 1985, former Sage Group Chief Executive.

DR DIRK MOSTERT,
BA LLB LLD – SEP Stanford, appointed 1997, Chairman, Mines Pension Funds.

JOHN POSTMUS,
BCom, appointed 1996, formerly General Manager, SA Reserve Bank.

CARL STEIN,
BCom LLB, H (Dip:Tax), appointed 1993, Chairman, Werksmans Inc.

LOUW VAN WYK,
FFA, appointed 1993, Chairman, ABSA Offshore and Stonehage.

THEO VAN WYK,
BCom LLB LLM, appointed 1991, Executive Director, Remgro Limited.

DAVE WINCKLER,
CA(SA), appointed 1998, former Executive Partner, KPMG Inc.

SAGE GROUP LIMITED AND SAGE LIFE LIMITED

Non-executive directors



Bruce Ilsley | Garth Griffin | Carl Stein | Mandla Adonisi | Dave Winckler | Danie Cronjé



Denis Falck | Theo van Wyk | Louw van Wyk | John Postmus | Dirk Mostert | Barend du Plessis

Management

Sage Life

EXECUTIVE DIRECTORS

Janssen Davies	Chief executive Sage Life, SA operations
Kevin Daly	Executive director, agency sales, event management and compliance
John Henderson	Executive director, actuarial, legal services and statutory actuary
Leon Kaplan	Group executive director, finance
Peter Karstel	Executive director, finance
Robin Marsden	Chief executive Sage Life of America, international operations
Wayne McCurrie	Chief investment officer/executive director, investments
Bernie Nackan	Executive director, corporate communications and USA liaison. Managing director, Sage Unit Trusts
Tony Singleton	Executive director, individual operations and company services
Colin Tomsett	Executive director, employee benefits
Marli Venter	Alternate director and general manager, employee benefits
Kobus Vlok	Alternate director and general manager, broker division

GENERAL MANAGEMENT

John Kransdorff	General manager, investment administration
Eric Langlands	General manager, group finance
Iain Schouten	General manager, Sage Unit Trusts
Dirk Stofberg	General manager, investment administration
Angus Barker	Deputy general manager (actuarial)
Stewart Cant	Group legal adviser and company secretary
Al Dallas	Deputy general manager, investment administration
Malcolm Fletcher	Deputy general manager, group audit services
Mike Groves	Deputy general manager, special projects
Warwick Hamilton	Deputy general manager, employee benefits national sales
Des Kew	Deputy general manager, investment administration
Rick Maynard	Deputy general manager, individual operations, corporate projects
Ken Metcalf	Deputy general manager, investment administration
Mauro Predieri	Deputy general manager, sales accounts
Garry Schoonbee	Deputy general manager, actuarial, product development
Linda Sepp-Davies	Deputy general manager, sales development
Dawn Silcock	Deputy general manager, actuarial, valuations
Sandra Sterling	Head, human resources
Howard Williams	Deputy general manager, individual operations
Derek Zietsman	Deputy general manager, market intelligence
Lynton Baasch	Assistant general manager, employee benefits technical
Laurence Beder	Assistant general manager, group marketing services
Joe Bizjak	Assistant general manager, finance
Darryl Green	Assistant general manager, group legal and secretarial
Richard Hall	Assistant general manager, employee benefits, accounts
Erik Harkema	Risk manager, employee benefits
Clive Harper	Assistant general manager, individual operations
Kallie Jansen van Vuuren	Assistant general manager, investment marketing
Adrian Solomon	Assistant general manager, individual operations
Dennis van der Merwe	Assistant general manager, finance
Simon van der Merwe	Assistant general manager, group audit services
Shaan Watkins	Assistant general manager, individual operations, programme management
Michael Krain	Sage Properties, residential development
Henri Staub	Sage Properties, industrial development

AGENCY DIVISION

Johan Lubbe	General manager, Pretoria
Vincent Samuel	Regional general manager, Natal strategic business unit
Max Gugger	Assistant general manager, Franchise
John Mitchell	Assistant general manager, Franchise
Donald Wood	Assistant general manager, Cape strategic business unit
John Garzouzie	Regional sales manager, Franchise division, Northern strategic business unit
Teddy Goldberg	Regional sales manager, Hyde Park branch
Glyn Griffiths	Regional sales manager, Northern strategic business unit
Seelan Moodliar	Regional sales manager, Natal strategic business unit
Asogan Naicker	Regional sales manager, Natal strategic business unit

BROKER DIVISION

Rick Bothma	Assistant general manager, head – Northern strategic business unit
Danie de Lange	Assistant general manager, head – ABSA broker services division
Greg Moore	Assistant general manager, head – Southern strategic business unit
Tony van Niekerk	Assistant general manager, head – Central strategic business unit
Darren Braga	Provincial manager, head – Western Cape strategic business unit
Mike Redfern	Provincial manager, head – management services strategic business unit

UNIT TRUSTS

Nico van Diemen	National sales and marketing manager

Sage Life Assurance of America

SENIOR MANAGEMENT

Robin Marsden	Chief executive officer
Nancy Brunetti	Executive vice president, operations
Stuart Hutchins	National sales manager US
Denis Kaplan	Vice-chairman, business development
Mitch Katcher	Chief actuary
Alan Liebowitz	President, Sage Life (Bermuda)

SAGE GROUP LIMITED

Notice of annual general meeting 2002

Notice is hereby given that the thirtieth annual general meeting of Sage Group Limited will be held at the registered office of the company at 11th Floor, Sage Centre, 10 Fraser Street, Johannesburg on Wednesday, 21 August 2002 at 09:30 for the following purposes:

1 To receive and consider the financial statements and the report of the auditors for the year ended 31 March 2002.

2 To re-elect as directors of the company messrs BJ du Plessis, G Griffin, HL Shill, CD Stein, CL van Wyk and T van Wyk.

3 To determine the remuneration of the directors for the year ended 31 March 2002.

4 To authorise the directors to determine the remuneration of the auditors for the past audit.

5 Share capital: waiver of rights – pre-emptive issues.

To approve the following ordinary resolutions:

5.1 That the unissued shares of the company be and are hereby placed under the control of the directors of the company to allot or issue such shares, subject to the provisions of the Companies Act, 1973, as amended, ("Companies Act") and the requirements of the JSE Securities Exchange, South Africa, ("the JSE") as they shall deem fit.

5.2 That the directors of the company be and are hereby authorised to issue ordinary shares of one cent each for cash as and when suitable situations arise and to such persons and at such prices as the directors may deem fit, subject to the restrictions in terms of the requirements of the JSE, such authority to terminate at the next annual general meeting of the company.

As less than 35% of the company's issued securities are in the hands of the public, as defined in the Listings Requirements of the JSE, the approval of a 75% majority of the votes cast by shareholders present or represented by proxy is required to approve this ordinary resolution number 5.2.

6 To consider and, if approved, to pass, with or without modification, the following special resolution:

Resolved that, subject to the provisions of the Companies Act and the requirements of the JSE, the articles of the company be and are hereby amended by the insertion of the following new article 65A after the existing article 65:

"65A Notwithstanding anything to the contrary contained in these articles, and subject to the provisions of the Companies Act and the requirements of the JSE, and any other stock exchange upon which the shares of the company may be quoted or listed from time to time, the company be and it is hereby authorised to deliver, issue, distribute, register, lodge, publish and make available all returns, certificates, registers, notices and other information relevant to members, such as circulars, annual reports, financial statements, accounts, interim and other reports, listing particulars, dividend notices, meeting notices and proxy forms, and to facilitate online proxy voting by way of electronic mail, bulletin boards, Internet Websites and computer networks."

The reason for and effect of the special resolution is to amend the articles of the company to allow for the electronic delivery and availability of notices, reports and other information to members of the company, thereby facilitating electronic communication with its members including online proxy solicitation and voting.

7 To transact such other business as may be transacted at an annual general meeting.

Any member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend, speak and vote in his stead.

All beneficial owners of ordinary shares who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than those shareholders who have elected to dematerialise their shares in "own name" registrations and all beneficial owners of ordinary shares who hold certificated shares through a nominee, must provide their CSDP, broker or nominee with their voting instructions. Voting instructions must reach the CSDP, broker or nominee in sufficient time to allow the CSDP, broker or nominee to advise the company or transfer secretaries of this instruction not less than 24 hours before the time fixed for the holding of the meeting.

Should you as the beneficial owner, however, wish to attend the meeting in person, you may do so by requesting your CSDP, broker or nominee to issue you with a letter of representation in terms of the custody agreement entered into with your CSDP, broker or nominee. Letters of representation must be lodged with the company's transfer secretaries or at the registered office of the company not less than 24 hours before the time fixed for the holding of the meeting.

Shareholders who hold certificated shares in their own name and shareholders who have dematerialised their share in "own name" registrations must lodge their completed proxy forms with the company's transfer secretaries or at the registered office of the company not less than 24 hours before the time fixed for the holding of the meeting.

By order of the Board

C.S. Cant

CS Cant
Secretary

28 June 2002

Registered office
11th Floor Sage Centre
10 Fraser Street
Johannesburg 2001
(Registration no 1970/010541/06)

SAGE GROUP LIMITED

Form of proxy

Annual General Meeting to be held at 09:30 on Wednesday, 21 August 2002

To: The Secretary
Sage Group Limited
11th Floor, Sage Centre
10 Fraser Street
Johannesburg 2001

or by post to: The Secretary
Sage Group Limited
PO Box 7755
Johannesburg 2000

I/We ______________________________
(Name/s in block letters)

of ______________________________

being the holder/s of ____________ ordinary shares in the company do hereby appoint (see note 1):

1 ______________________________ or failing him/her,

2 ______________________________ or failing him/her,

3 the chairperson of the meeting,

as my/our proxy to act for me/us at the annual general meeting which will be held at 11th Floor, Sage Centre, 10 Fraser Street, Johannesburg and at any adjournment thereof, as follows:

	Number of votes* (one vote per share)		
	In favour of resolution	Against resolution	Abstain from voting
1 Approval of annual financial statements			
2 Election of directors			
3 Approval of directors' remuneration			
4 To authorise the directors to determine the auditors' remuneration			
5.1 Approval that the unissued share capital of the company be placed under the control of the directors			
5.2 Waver of pre-emptive rights in equity issues			
6 To approve the special resolution amending the articles of association to allow for the electronic delivery and availability of notices, reports and other information to members			
7 To decide on any other matters which may be dealt with			

* Insert X in the appropriate block if you wish to vote all your shares in the same manner. If not, insert the number of votes in the appropriate block. If no indication is given, the proxy will vote as he/she thinks fit.

Signed at ______________________ on ______________________ 2002

Signature/s ______________________________

Assisted by me (where applicable) ______________________________

(Please read the notes below)

Notes

1 Unless a poll is demanded, a resolution may be passed on a show of hands. Should a poll be demanded, a member shall be entitled to one vote for each ordinary share held.

2 This proxy form must be signed, dated and returned so as to reach the registered office of the company at least 24 hours before the meeting. A member entitled to attend and vote at a meeting may appoint one or more proxies to attend, speak and vote in his stead. A proxy need not be a member of the company.

3 If this form, duly signed, is lodged without specific directions as to which way the proxy is to vote, the proxy will be deemed to have been authorised to vote as he thinks fit.

SAGE GROUP LIMITED

Administration

Secretary and Registered Offices
CS Cant, 11th Floor, Sage Centre
10 Fraser Street
Johannesburg 2001

Sage Group Limited
Reg no 1970/010541/06
PO Box 7755, Johannesburg 2000
Telephone (011) 377 5555
Fax (011) 834 2107
E-mail sagegrp@icon.co.za

Sage Life Limited
Reg no 1964/004354/06
PO Box 290, Johannesburg 2000
Telephone (011) 377 5000
Fax (011) 838 5246

Website
www.sage.co.za

Transfer Secretaries
Computershare
Second Floor, Edura House
41 Fox Street, Johannesburg 2001
PO Box 61051, Marshalltown 2107

Bankers
ABSA Bank – Corporate Division
Nedbank (a division of Nedcor Bank Limited)

Joint Auditors
Grant Thornton Kessel Feinstein
KPMG Inc

Sponsor
ABSA Corporate and Merchant Bank
(Corporate Finance)

US Depository
Deutsche Bank

Shareholders' diary

Announcement of 2002 results	29 May 2002
Annual report posted	July 2002
Annual general meeting	21 August 2002
Interim report and declaration of interim dividend	August 2002
Payment of interim dividend	October 2002
Financial year-end	31 December



SAGE

